7/29

08004054

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Basin Shipping Ltd

*CURRENT ADDRESS 7/F, Hutchison House
10 Harcourt House
10 Harcourt Road
Central, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 3 1 2008
THOMSON REUTERS

FILE NO. 82- 32219 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 7/30/08

Pacific Basin Shipping Limited



Annual Report 2006

Stock Code: 2343

77 core handysize and handymax vessels

16 offices worldwide

260 shore based staff

1,000 seafarers

2,420,000
total fleet deadweight tonnes

75 different commodities carried

21,100,000
metric tonnes cargo lifted



Contents

Financial Summary

Time Charter Equivalent Earnings (TCE), Net Profit and Payout Ratio


US$ million
345
265
189
147
104
110
56%
73%
71%
2004
2005
2006
Time Charter Equivalent Earnings (TCE)
Net Profit
Payout Ratio

Handysize Revenue Days, Daily TCE & Daily Vessel Operating Costs


US$/day
$17,900
$17,100
$15,420
16,420 days
14,260 days
9,900 days
2004
2005
2006
Handysize Revenue Days
Daily TCE
Daily Vessel Operating Costs

Total Shareholders' Return


HK cents
80%
21%
51%
130
85
25
14%
15%
7%
46
55
2004*
2005
2006
Capital Gain
Dividends Paid During The Year
Total Shareholders' Return
Dividend Yield
* Annualised

	2006	2005	2004
	US$'000	US$'000	US$'000
Results			
Turnover	**620,444**	433,704	302,244
Time Charter Equivalent earnings	**344,776**	264,683	188,883
Operating profit	**135,234**	162,371	111,761
Finance costs	**(26,831)**	(17,940)	(10,215)
Net profit	**110,292**	147,143	103,555
Balance Sheet			
Assets	**919,895**	674,117	652,805
Net borrowings[1]	**287,223**	233,174	322,413
Shareholders' equity	**484,993**	309,274	232,570
Cash	**63,242**	83,711	47,711
Capital commitments	**251,683**	161,577	105,705
Cash Flows			
Operating	**148,188**	173,291	130,173
Investing	**(241,075)**	24,683	(273,208)
Financing	**74,048**	(157,544)	178,942
Change in cash	**(18,839)**	40,430	35,907
	HK cents	HK cents	HK cents
Per Share Data			
Basic EPS	**65**	90	75
Dividends[2]	**42.5**	65	24
Cash flows from operating activities	**87**	106	94
Net book value	**243**	188	143
Share price at year end	**490**	360	335
Market capitalisation at year end	**HK$7.6bn**	HK$4.6bn	HK$4.2bn
Ratios			
Net profit margin[3]	**32%**	56%	55%
Dividend yield[4]	**15%**	14%	7%
Payout ratio	**71%**	73%	56%
Return on average assets	**15%**	23%	NA
Return on average equity	**36%**	54%	NA
Total shareholders' return[5]	**51%**	21%	80%
Number of full time shore based staff per vessel	**2.8**	3.4	NA
Net borrowings to book value of property, plant and equipment	**38%**	45%	59%
Net borrowings to shareholders' equity	**59%**	75%	139%
Interest coverage[6]	**6.3X**	10.9X	13.1X

(1) Net borrowings represent total borrowings less total bank balances and cash.

(2) The 2006 dividends include the proposed final dividend of HK 22.5 cents per share. The 2004 dividends include post-listing dividends only.

(3) Net profit margin is calculated as net profit divided by Time Charter Equivalent earnings.

(4) Dividend yield represents the dividends per share paid during the year divided by share price at the beginning of the year.

(5) Total shareholders' return represents share price capital gain and dividends paid during the year divided by the share price at the beginning of the year.

(6) Interest coverage is calculated as EBITDA divided by interest expenses. EBITDA is defined as earnings before interest and finance charges, tax, depreciation and amortisation.

Results Highlights

- **Group profits for the year were US$110.3 million** (2005: US$147.1 million) as a result of a relatively weak first half dry bulk market compared to an exceptionally strong second half 2005. **Basic earnings per share were HK 65 cents** (2005: HK 90 cents)
- **A year of two halves** saw Group profits more than double from US$36.4 million in the first half to US$73.9 million in the second half 2006
- **Net cash from operating activities of US$148.2 million** (2005: US$173.3 million)
- **Strong balance sheet** with total assets of US$919.9 million and shareholders' equity of US$485.0 million. Return on average equity was 36% (2005: 54%)
- **Proposed final dividend of HK 22.5 cents per share.** Together with the interim dividend of HK 20 cents per share, this brings total dividends for the year to HK 42.5 cents per share, representing a payout ratio of 71% and total shareholders' return (including share price capital gain and dividends paid during the year) of 51%
- **15% increase in handysize revenue days to 16,420 in 2006** (2005: 14,260) due to expanded owned and long term chartered fleet. A further 23% year on year increase to 20,190 handysize revenue days is already committed for 2007. In 2006 the Group earned an average US$15,420 (2005: US$17,100) per handysize revenue day
- **Our fleet** now totals 77 vessels (February 2006: 60) comprising 35 owned, 38 long term chartered and 4 managed vessels. The total includes 58 handysize and 6 handymax vessels afloat, and 12 handysize and 1 handymax newbuildings
- **Total vessel expenditure during the year of US$285.1 million** (2005: US$118.8 million), including 8 handysize and 2 handymax acquisitions, plus instalments on 10 newbuildings
- **Positive dry bulk market outlook** for 2007 supported by a continued healthy global economy and a strong appetite for commodities which is expected to absorb slowing new ship deliveries
- **Contract cover** is in place for 58% of current 20,190 handysize revenue days in 2007 at an expected yield of about US$17,000 per day upon execution of voyages. Baltic Handysize spot index on 28 February 2007 stood at US$20,447 per day net

Contract Coverage and Daily TCE for 2006 and 2007



Revenue Days
Handysize
Handymax
25,000
20,000
15,000
10,000
5,000
16,420 days
100%
US$15,420
20,190 days
42%
58%
US$17,000*
5,050 days
100%
US$16,330
5,040 days
3%
US$21,560
97%
2006
2007
2006
2007
Unfixed
Fixed

* Includes an approximate US$1,000/day anticipated uplift from efficient voyage execution



Chairman's Statement





Pacific Basin continues to provide seaborne freight services to many of the world's leading commodities and industrial companies as its main business. The Group had a generally satisfactory 2006, although profits decreased by 25% to US$110.3 million and basic earnings per share by 28% to HK 65 cents from the very strong 2005 results. This was due to the quieter dry bulk shipping market in the opening months of the year, which produced a first half profit of only US$36.4 million compared to US$73.9 million in the second half. Turnover increased by 43% to US$620.4 million and cargo carried by 59% to 21.1 million tonnes.

Given the Group's steady performance in a more variable year for freight rates and in anticipation of continued growth in seaborne demand for dry commodities the Board has recommended a final dividend of HK 22.5 cents per share, bringing the total for 2006 to HK 42.5 cents per share. This represents a 71.2% payout ratio (2005: 73.1%). With an encouraging start to 2007, and 58% of our 2007 handysize revenue days already covered at about US$17,000 per day (including an assumed US$1,000 "execution premium"), the Board has reaffirmed that it expects to maintain its dividend policy at a minimum of 50% of annual distributable profits.

Highlights of the year included: (a) a reassessment of the direction of the market in the spring which led to the purchase of a number of vessels at reasonable price levels before the uptrend in demand became too apparent; (b) the subsequent development of a very robust bulk shipping market from the summer; and (c) the raising of US$154 million of new equity in the autumn against a backdrop of favourable financial and freight markets.

Pacific Basin has made commitments totalling US$354 million in 10 second hand vessels and five newbuildings during 2006. Our core fleet on the water grew by 14 vessels (or 28%) to 64 vessels and will be augmented by four to be delivered in 2007, five in 2008, and a further four in 2009, based only on commitments to date. This brings the total to 77 including 13 newbuildings of which seven are on order from established Japanese yards and six from Jiangmen Nanyang Shipyard in Guangdong, China. Including the ships on short term charter, the current overall total fleet is almost 100.

During the year we sold two older ships with three year charter backs in order to maintain the low average age and uniform quality of our fleet without sacrificing vessel days during the period 2007 to 2009.

As a result of the stronger freight market, dry bulk vessel prices have continued to rise, and whilst still confident that favourable conditions will prevail in our sector, we have chosen to adopt an opportunistic approach to further acquisitions for the present. Beyond our tonnage portfolio, we are also evaluating maritime infrastructure investments including dry cargo terminals in China where potential longer term returns look attractive.



The handysize dry bulk sector in which Pacific Basin predominantly operates continued to show some of the strongest fundamentals of any shipping sector in 2006. The 25,000-35,000 deadweight world fleet has the oldest age profile of any dry bulk or other major cargo ship type, with vessels averaging almost 18 years. According to Clarkson, 23% of the fleet (279 out of 1,217 vessels) is at or over 27 years old, which is the historical average scrapping age. Against this, the handysize orderbook has risen year on year to 15% (180 vessels) of the existing fleet, but most of the new orders are for delivery after 2009 because shipyards are full in the near term. As a result we can expect only very modest overall handysize fleet growth in the next few years. Pacific Basin continues to own and operate one of the most modern (average age just over six years) shallow draft, craned (or "geared") dry bulk fleets, capable of loading and discharging many different cargoes at most ports worldwide.

The handymax sector in which we own only two ships and rely heavily on chartered in tonnage shows fundamentals more in line with the overall dry bulk fleet, with an orderbook standing at 23% and an average vessel age of 11.5 years. These vessels which are larger (40,000 to 60,000 deadweight tonnes) than handysizes are geared and versatile. Although they carry a narrower range of cargoes than handysize they are still able to access many ports unsuitable for panamax and capesize bulk carriers.

Overall, the dry bulk freight rate outlook remains very positive as a result of the vigorous demand for raw materials from China and other developing economies and the increasing distances that cargoes are shipped as Asian economies have to look further afield to satisfy their sourcing needs.

Against this background, 2006 witnessed a further expansion of our International Handybulk Carriers ("IHC") and International Handymax Carriers ("IHX") pools. Although handysize remains our core business, the new handymax division saw its first full year of trading and has grown to become a significant operator in its sector. Despite losing money (partly as a cost of entry, partly by misreading the market early in the year), its current position indicates that it will be profitable in 2007. With our hedging of positions, future progress will be dependent less upon our market forecasting than on good operations and the success we have in customer relationships, leading to the securing of complementary cargoes.

Customer service is a high priority for everyone at Pacific Basin. Our chartering, operations and technical teams work hard to secure efficient, safe passage for the growing volume of commodities which we carry. Satisfaction of the high expectations of our principal charterers is vital to our success and we will endeavour to make further improvements to the quality of service we provide.

Environmental awareness is also of vital importance to Pacific Basin. We operate a relatively young, and therefore fuel-efficient, fleet and the Group has maintained certification to the ISO 14001 environmental standard of Lloyds Register Quality Assurance since 2005. Management is going beyond these standards to implement new environmentally sound practices on our vessels where practicable, and we are aware that there is always more that can be done.

The Group has grown considerably over the past year and now employs 260 shore based staff around the world, as well as over 1,000 seafarers who man our owned fleet. In 2006 we opened offices in Fujairah, Dubai and Beijing, and further expansion of the network is planned.



China and the Middle East are two key regions of great business potential. Our new office in Beijing is well equipped to build cargo and corporate relationships and has already negotiated the contribution of tonnage by China's largest power producer to our IHX Pool. In Dubai, we have a new regional presence to add to our existing joint venture with the Government of Fujairah and others in the trading and shipment of aggregates. This joint venture saw an encouraging first year and extended its activities to include tug and barge transportation, loading cargoes from Fujairah over its own long-term leased wharf facilities.

Pacific Basin's activities are management intensive, requiring skill and dedication to extract the maximum benefit from our existing business and the development of our new ventures. Led by Mr. Richard Hext, Chief Executive Officer, the team has been strengthened by the arrival in September of Mr. Klaus Nyborg, formerly of TORM, as Deputy Chief Executive Officer. In the same month the Board was joined by Mr. Wang Chunlin, formerly Assistant President and Managing Director of Shipping at Sinotrans, who now heads our China maritime infrastructure team. Mr. Jan Rindbo, who manages our handysize business, has been invited to take the Board seat of Mr. Paul Over, who is resigning from the Board in April. Mr. Over has played an important role in the development of Pacific Basin since its inception and we are pleased that he will remain close to the Group as a Senior Advisor.

We now have a well balanced and very competent team, paving the way for a reduction in my executive duties in due course in favour of more exclusively strategic responsibilities. With this in mind, my renewed contract (from 1 April) provides for a transition to a non-executive role at the appropriate time.

Our staff, both at sea and ashore, have accepted the challenges presented to them and have worked imaginatively and persistently to achieve the desired results. They take great personal pride in their responsibilities, for which we are very fortunate. Recognising this effort and the importance of retaining high quality staff in this buoyant shipping market, we plan to extend the scope of our Company's Long Term Incentive Scheme to include a broader range of key individuals. This will also help us to further align the interests of our staff with those of our shareholders.

Thank you for your support and confidence in our Company over the past year. 2007 has begun well and we will continue to do our best to create value for all our shareholders from the opportunities that lie ahead.



Christopher R. Buttery
Chairman

Hong Kong, 5 March 2007

Market Review



ACIFIC LOGGER
HONG KONG



In 2006 the dry bulk shipping market surprised most industry experts, who had forecast a relatively weak year on the back of historically high new vessel deliveries. Once again, demand for bulk commodities, particularly iron ore, surpassed expectations and easily absorbed the supply of ships. This was clearly indicated by the Baltic Dry Index ("BDI"), which opened 2006 at 2438 points and climbed 80% to finish the year at 4397 points after a particularly impressive performance in the second half.

The BDI, which tracks spot rates for capesize, panamax, and handymax (but not handysize until January 2007) dry bulk carriers, got off to a quiet start in 2006 mainly due to iron ore supply shortages and, consequently, to lower capesize requirements compared to the very solid second half of 2005. Towards the end of the second quarter, however, it started to become apparent that robust demand for commodities, particularly cement and steel out of China, had absorbed the record volumes of newbuilding deliveries. The recovery gathered pace during the third quarter, traditionally a quiet period, indicating that the market had embarked on a new cyclical upturn.

The Baltic Exchange Dry Index


7000
6000
5000
4000
3000
2000
1000
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

Source: The Baltic Exchange

One of the key drivers behind the rising need for dry bulk ships is the steel industry, which in 2006 achieved record world crude steel output of 1,240 million metric tonnes, an increase of 8.8% from 2005[1]. Whilst China is leading the ramp-up in global production, realising year on year steel output growth of just under 18% in 2006[1], other major steel producing regions, such as the EU, CIS, North America, India, and Japan, also increased their production levels. This drove another outstanding year for shipments of iron ore, one of the

[1] Source: IISI

China's Iron Ore Imports


million tonnes/month
35
30
25
20
15
10
5
17.3
22.9
27.2
2004
2005
2006

Source: Bloomberg LP

China's Cement Exports


million tonnes/month
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.6
1.8
3.0
2004
2005
2006

Source: Bloomberg LP

The Baltic Exchange Handysize Index


US$/day
22,000
20,000
18,000
16,000
14,000
12,000
May-06
Jul-06
Sep-06
Nov-06
Jan-07

Source: The Baltic Exchange
Note: net rate

most important commodities for dry bulk shipping. Another significant contributor to the strength of the dry bulk market was the fact that the majority of additional Chinese iron ore imports in 2006 was not supplied by Australia, already exporting at close to full capacity, but by Brazil. This has had significant tonne-mile implications, since two to three times as much shipping capacity is required to move the same volume of iron ore to China from Brazil as from Australia.

Other key dry bulk commodities also enjoyed vigorous demand in 2006, contributing to overall seaborne trade demand growth in 2006 of 5%-7% according to major shipbrokers. The actual figure is, however, increasingly difficult to calculate due partly to the tonne-mile factor already mentioned and partly to the growth of new trades which are not widely followed. For these reasons, we will be taking steps in 2007 to improve our in-house picture of overall dry bulk trade volumes.

The recovery of the capesize and panamax markets was preceded by improved handymax and handysize rates during the second quarter as a result of growing requirements for the so-called 'minor bulks' such as cement, steels and forest products with China, again, playing a key role both as major importer and exporter. Iron ore is the commodity that normally catches the headlines, but trade in a broad range of other cargoes has also expanded significantly in line with increased global GDP and industrial production. The alumina industry has been robust, supporting petcoke, bauxite and alumina shipments; demand for New Zealand timber has seen log exports to Asia and India climb, and the most visible minor bulk support has come from the cement trades in response to booming demand in the US and the Middle East. China has moved aggressively to fill a supply deficit and Chinese cement exports were up 63%[2] in 2006, absorbing much of the supply of new handymax vessels during the year.

The handysize market developed in line with the general dry bulk market, except that the recovery in this sector started during the first quarter from a February spot market low of US$11,000 per day to reach US$13,000 per day by end March. The market recovery continued in the second quarter with the newly introduced Baltic Handysize Index ("BHSI") climbing to almost US$15,000 per day net[3] by the end of June. But it was in the third quarter that the market really accelerated, with the BHSI reaching US$20,350 per day net by the end of September. After a long period of gains, the handysize market consolidated in the fourth quarter, but still managed to add another US$1,000 per day; thus the BHSI ended the year at US$21,350 per day net and as at 28 February stood at US$20,447 per day net.

[2] Source: SSY
[3] Net of 5% brokers' commissions included in the BHSI

On the handymax front, the Baltic Supramax Index ("BSI") showed a little more volatility than the BHSI although the general trend was also in line with the BDI. A most interesting feature of handymax rates over 2006 was their upward advance on panamax rates, reflecting the greater operational versatility of geared handymax vessels and their increasing economic suitability for specific cargo sizes and types. The BSI closed 2006 at US$28,563 per day net, up 64% on US$17,384 at the beginning of the year, a rise driven mainly by Chinese steel and cement exports, and aided by increased congestion towards the end of the year. As at 28 February 2007, the BSI stood at US$29,007 per day net.

The Baltic Exchange Supramax Index


US$/day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
Jan-05
Apr-05
Aug-05
Dec-05
Mar-06
Aug-06
Feb-07

Source: The Baltic Exchange
Note: net rate

Vessel Supply: Orderbook, Scrapping, Asset Values[4]

The overall dry bulk fleet grew by 6.7% (deadweight basis) during 2006. This is lower than the year before, when the fleet expanded by 7.0%, but is still historically high. The handysize 25,000 to 35,000 deadweight fleet segment, in which Pacific Basin operates, saw year

Orderbook of World Fleet and Dry Bulk Sectors – January 2007


Orderbook as % of Existing World Fleet
Tanker
341
126
37%
Container
128
56
44%
Other ship types
173
37
21%
Dry Bulk
368
83
22%
Orderbook
Average Age
Capesize
121
19
31%
11.0
Panamax
102
20%
11.5
Handymax
71
23%
11.5
Handysize (25-35K)
36
15%
17.9
0
50
100
150
200
250
300
350
400
450
500
dwt million

■/■ Existing Fleet
□ 2007-2009+ Orderbook
■ 2007 Orderbook
■ 2008 Orderbook
■ 2009+ Orderbook

Source: Clarkson

[4] Source: all fleet data from Clarkson

on year fleet growth of only 1.4%, much the lowest of all the dry bulk sectors. Shipyards continue to prefer building larger sized bulkers, tankers, and container vessels, the construction of which yields higher margins.

Yard deliveries of dry bulk vessels in 2006 at 25.7 million deadweight were higher than the year before (23.4 million deadweight), but higher scrapping at 1.9 million deadweight against 1.0 million deadweight in 2005 resulted in slightly lower fleet growth in 2006 than in 2005. Despite the high level of yard deliveries, the average age of the dry bulk fleet increased from 15.0 years to 15.1 years per vessel. This was seen also in the handysize sector where, by the end of 2006, the 25,000-35,000 deadweight segment had an average fleet age of 17.9 years per vessel, 0.3 years higher than one year earlier. Despite more new ships coming out of the yards and some increased scrapping, the dry bulk trades are increasingly dependent on older vessels operating beyond their normal economic lifespan.

Dry bulk scrapping in 2006 was almost twice the level of the year before but remains well below the natural replacement level. Scrapping was unevenly distributed, with over 75% taking place in the first half of the year and then reducing to a trickle as a result of improved freight rates during the second half.

Not unexpectedly, the contracting of newbuildings picked up pace during the second half of the year as freight rates rose. This resulted in the dry bulk orderbook increasing from 20% of the fleet in the middle of the year to over 22% at the end of 2006. Although in itself a high level it must be remembered that yards already had good forward cover, and so most of the ordering during the second half of 2006 is for delivery in 2010 and beyond. The handysize orderbook is lower at 15% due to the scarcity of yard capacity willing to contract smaller dry bulk ships.

Even when accounting for some orders not caught in the published orderbook statistics, deliveries for 2007 are not expected to be very different to last year. Deliveries for 2008 are estimated to be lower.

Global Trade in Major Bulks


billion tonne miles
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E 2007E
Grain
Coal
Iron ore

Source: Fearnleys

Moreover, despite a high freight market and good earnings, an increasing number of the older ships will be forced to scrap. Fleet data indicates that about 26 million deadweight tonnes of dry bulk tonnage is over 27 years of age. This is equivalent to the entire dry bulk yard deliveries of 2006 and, although this will only disappear gradually, scrapping is expected to increase in 2007 and as a result to dampen supply growth from the new ships entering service. In the 25,000 to 35,000 deadweight tonne bracket, eight million deadweight tonnes – or 23% of the existing fleet – is aged 27 years or older, whereas the orderbook totals nearly six million deadweight tonnes, or 15% of the current fleet.

The weaker dry bulk market sentiment at the start of 2006 was reflected in ship values hitting a low point in February. On the back of improved prospects, prices for second hand ships began to climb, and by the start of the third quarter price levels had exceeded the previous all time highs set in the spring of 2005. Values continued to increase and by the end of the year prices for 5 year old handysize and handymax vessels were around 20%-30% higher than one year earlier according to Clarkson, although we put the rise at nearer 30%-40%.

Second Hand Handysize Vessel Prices (25-35K dwt)


US$ million
30
25
20
15
10
5
US$28.5m
US$24.5m
US$19.5m
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
5 Year Old
10 Year Old
15 Year Old

Source: Clarkson

Ageing Fleet Versus Orderbook – January 2007


no. of vessels
Total vessels: 1,217
10%≥30 Years
29%≥25 Years
55%≥20 Years
58% > 15 Years
Orderbook: 15%
100
90
80
70
60
50
40
30
20
10
<71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10+
Year of built

Source: Fearnleys

Business Review and Outlook


AICHI



Handysize

Our International Handybulk Carriers ("IHC") Pool operates one of the largest modern handysize fleets in the world and specialises in offering freight services to leading industrial end users of handysize ships. IHC operates its fleet on a network of complementary trade routes that, in combination, minimise our empty – or 'ballast' – time. Fleet scale and a tight chartering operation enhance earnings whilst allowing IHC to offer its customers attractive rates and frequent, reliable service. The average age of IHC's fleet is just over six years versus a sector average of 18 years, a most important factor in helping IHC deliver reliable service. The recent boom in commodity markets has influenced a trend towards 'just-in-time' delivery of raw materials as companies limit their cargo stockpiles. Late delivery of cargo can result in a costly plant shutdown, and our customers therefore insist on punctual and reliable service, which IHC must deliver. IHC's staff are located in a comprehensive network of offices around the world, providing customers with dedicated sales and operational services in their respective time zones.

During 2006 IHC carried 15.8 million tonnes of cargo, up 17% from 2005. IHC recorded good growth across most of the commodities carried, but in particular the division saw strong increases in the volumes of steels (up 67%) and metal concentrates (up 43%) shipped in 2006. The increased volumes of these commodities

IHC

International Handybulk Carriers

Handysize Cargo Volume 2006


15.8 mil mt
13%
23%
9%
5%
7%
3%
12%
Log & Forest Products
Fertilisers
Grains
Steel & Scrap
Cement
Salt
Other Bulks
Concentrates
Petcoke
Coal/Coke

reflect robust demand from the construction industry around the Pacific Rim as well as IHC's close ties with customers in this sector. Whereas the IHC fleet handled over 75 different individual commodities in 2006, its top five commodity groups were forest products, cement, grains, fertilisers and metal concentrates, which together accounted for 54% of the total volume carried. The wide range of cargoes carried demonstrates the versatility of handysize ships and their ability to produce



more stable earnings than larger dry bulk ships, which carry a much narrower range of commodities.

Handysize revenue days increased 15% year on year to 16,420. This resulted from the growth of Pacific Basin's 'core' owned and long term chartered fleet to meet customer demands.

The trading pattern of IHC's fleet continues to focus on the Pacific Rim, where about 80% of its vessels are employed. IHC's core trades are centred around the carriage of "front haul" cargoes to the high growth countries in Asia from the resource-rich regions of Australia, New Zealand and the west coast of North America. An integral part of its operating strategy is to position ships back from Asia carrying revenue-generating "back haul" cargoes, thereby reducing the number of days that vessels spend in ballast. Our success with this strategy is reflected in the cargo volumes delivered to Australia, New Zealand and the west coast of North America, which are up by almost 50% year on year to a record 34% of all cargo discharged on IHC ships. IHC's ballast time in 2006 amounted to 14% of total fleet days, in line with 2005.

China's importance for dry bulk shipping is growing fast, but not merely as a major importer of raw materials. In 2006 China emerged as a major supplier of cement and steels to the world market as local production capacity outstripped local consumption growth. This is reflected in the volumes of cement and steels carried by IHC out of China in 2006, up 69% and 65% respectively from 2005.

The primary aim for IHC is to secure premium earnings for Pacific Basin and its pool partners on their respective handysize fleets, and to provide a degree of certainty in forward earnings through longer term cargo cover. Against the average Clarkson one year time charter rates (although this may not be a perfect comparison), IHC outperformed the market in 2006 by approximately US$1,800 per day. High asset utilisation was a key contributor to this strong financial performance. Furthermore, through improved technical management and crewing, we were able to reduce our fleet off-hire days for 2006, excluding drydocking, to an average of 0.3 days per vessel (2005: 5.4 days).

IHC Pool Earnings Versus Clarkson
1-Year Time Charter Equivalent Earnings (TCE)


US$/day
18,000
16,000
14,000
12,000
10,000
8,000
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
IHC Pool Earnings
Clarkson 1 Year TCE Net Rate

Source: Clarkson

In order to manage its risk profile and maintain earnings visibility, IHC has taken advantage of the recent development of a market in derivative Forward Freight Agreements ("FFAs"). FFAs allow IHC to hedge part of its forward freight exposure, where a ship is not yet booked with a 'physical' cargo contract. Due to its large core fleet, IHC has more ships than cargoes and typically sells FFAs as a proxy for physical cargoes. The table on the following page shows IHC's current paper contracts, which comprise only a small proportion of its total exposure.

During 2006 we achieved net earnings of US$15,420 per day over our 16,420 handysize revenue days. As of 28 February 2007 we had covered 58% of our 20,190 handysize days for 2007 at an average rate of about US$17,000, including an expected "execution premium" of US$1,000 per day, and we have already made a good start on building our cargo cover for 2008 and 2009. Our "execution premium" is the uplift that we achieve in our actual daily earnings over the average of the rates embedded in our contracts with our customers by combining contracts and short term chartered tonnage in such a way as to minimise actual empty time and to maximise our yield: this is a critical part of our business model.

The following table sets out IHC's fleet revenue days and cover rates in 2006–7:

Handysize Vessel Activity Summary	Unit	FY 2006	FY 2007
Cargo Commitments			
Revenue days	days	16,420	10,450
Net paper contracts	days	-	1,280
Equivalent revenue days	days	16,420	11,730
Daily TCE	US$	15,420	17,000
Ship Commitments			
Revenue days	days	16,420	20,190
Net Position			
Cargo as % of ship commitments	%	100%	58%

Handysize FFA Activity Summary	Unit	FY 2006	FY 2007
FFA paper sold	days	–	1,420
FFA paper bought	days	–	–
Net realised paper exposure	days	–	140

		31 December 2006	28 February 2007
Net FFA paper sold	days	–	1,280



IHX

International Handymax Carriers

Handymax Cargo Volume 2006


5.3 mil mt
10%
17%
2%
11%
6%
11%
4%
7%
10%
5%
8%
Fertilisers
Grains
Steel & Scrap
Cement
Cement Clinker
Alumina
Other Bulks
Aggregates
Ore
Agriculture Products
Petcoke
Coal/Coke

Handymax

This has been the first full year of operations for Pacific Basin's handymax division. We have set out to build a profitable and capable International Handymax Carriers ("IHX") Pool in both the Atlantic and Asia Pacific regions, co-ordinated from our offices in London and Shanghai. IHX commenced operations in early 2006, losing no time in building customer relationships and expanding its book of cargo contracts.

The division made a start up loss during the year of US$4.1 million, including realised losses of US$4.7 million on FFA positions mainly taken in the first quarter of the year and locked in during the second quarter. In addition, on the back of a strengthening freight market, at the year end the division has an unrealised loss of US$2.0 million on its FFAs which will close in 2007 and will be compensated for by the higher freight rate on our physical vessels.

IHX was set up in response to customer requests for Pacific Basin to cover their handymax as well as their handysize freight transportation needs. In order to achieve this, the division initially capitalised on existing close relationships with customers either directly or via our regional group offices, and then went on to develop relationships with new customers. Like IHC, IHX combines front and back haul routes in order to minimise vessel ballast time. IHX also makes limited use of FFAs to hedge its freight market exposure, especially when suitable cargo cover is not immediately available.

IHX is now a complementary, integrated, and growing part of our total business. Cargo volumes rose from 1.2 million tonnes in the first half to just over 4.1 million tonnes carried in the second half of 2006, bringing the first year total to about 5.3 million tonnes.

The top five groups of commodities transported by IHX are agricultural products and grains, cement and clinker, coal, iron ore and fertilisers. Other key commodities include alumina, concentrates and petcoke. About 60% of these cargoes move within the Pacific and 40% within the Atlantic. The single largest load region is South East Asia, whilst the single largest discharge region is the Indian Ocean and Middle East. IHX loads and discharges nearly 10% of its total volumes in China.

IHX commenced servicing its customers using short term chartered in vessels, and now has 18 vessels on charter for maximum periods of up to 12 months. During the course of the year IHX has also chartered in a number of vessels for longer durations, and two handymax vessels were purchased and delivered to the fleet during the third quarter. The IHX Pool has seen further tonnage growth from two external owners who contributed two vessels during the fourth quarter. Subject to market conditions, we anticipate further fleet growth during the next 12 months.

During 2006, our first year of handymax operations, we contracted a total of 5,050 days and achieved net earnings of US$16,330 per day. These figures also include two handymax vessels fixed on five year charters, commencing in 2004 and 2005, outside the IHX Pool, which reduce the overall average daily net earnings by US$1,330. As of 28 February 2007 we had 5,040 handymax revenue days committed for 2007 and have already secured average cover levels of US$21,560 per day on 97% of these days.

Handymax Vessel Activity Summary	Unit	FY 2006	FY 2007
Cargo Commitments			
Revenue days	days	5,050	4,410
Net paper contracts	days	–	460
Equivalent revenue days	days	5,050	4,870
Daily TCE	US$	16,330	21,560
Ship Commitments			
Revenue days	days	5,050	5,040
Net Position			
Cargo as % of ship commitments	%	100%	97%

Handymax FFA Activity Summary	Unit	FY 2006	FY 2007
FFA paper sold	days	1,510	1,280
FFA paper bought	days	1,270	820
Net realised paper exposure	days	240	–

		31 December 2006	28 February 2007
Net FFA paper sold	days	–	460

Other Operations and Business Development

2006 saw substantial growth in Pacific Basin's non-core operations and business development efforts. We aim for involvement in shipping related activities further along the supply chain where we can add value, thereby offering a more comprehensive service to our customers.

In the summer of 2006 we assembled a team dedicated to developing potential port and related infrastructure initiatives in China, where we feel there are good returns to be realised. This team, led by Mr. Wang Chunlin, formerly Assistant President and Managing Director of Shipping at Sinotrans, is currently working on a number of projects, including a general cargo terminal investment opportunity in conjunction with a major Chinese port authority.

Our new Beijing office, opened last November, will expand our presence in China. Our team of mainland China specialists, led by Mr. Ben Lee, President of Pacific Basin China, aims to secure new cargoes for our ships whilst continuing to nurture existing relationships, including our partnership with China's leading power producer, who now also contributes tonnage to our IHX Pool.

The Middle East continues to be an area of considerable focus, with a continuing boom in infrastructure development requiring increased imports of raw materials. Fujairah Bulk Shipping Limited, our joint venture with the Government of Fujairah and others for the shipment of aggregates in the Middle East, was profitable during its first full year of operation, and now employs one handysize and two handymax vessels. This joint venture trades aggregates, and has seen a steady increase in the volume of its shipments since January 2006. A tug and barge operation is also now underway operating from the joint venture's first wharf. Aside from this business, Pacific Basin opened a new office in Dubai in December to provide a base for other business development activities in the region, both cargo and infrastructure related. This office has also initiated business development coverage of the Indian subcontinent, where we are seeing an increasing number of cargo opportunities.

Through another joint venture with a Chinese partner, we have just taken delivery of the first of two minibulkers on order from a yard in Northern China, with options to build a further four. At 6,600 deadweight tonnes, these vessels are much smaller than our usual handysize type, yet carry similar cargoes and are intended as an entry into the Chinese coastal trades, where demand is booming.



Fleet Development

	Number of vessels			
	Owned	Chartered[1]	Managed	Total
Handysize – in operation				
As at 1 January 2006	17[2]	27	4	48
Newbuildings delivered	1	3	–	4
Second hand purchases	6	–	(2)	4
Exercise of purchase option of a long term chartered in vessel	1	(1)	–	–
New chartered in	–	3	–	3
Charters expired	–	(2)	–	(2)
Sale and time charter back[3]	(3)	3	–	–
Disposal	(1)	–	–	(1)
New managed vessels	–	–	2	2
As at 28 February 2007	**21**	**33**	**4**	**58**
Handysize – newbuildings				
As at 1 January 2006	6	4	–	10
New orders	6	–	–	6
Newbuildings delivered	(1)	(3)	–	(4)
As at 28 February 2007	11	1	–	12
Handysize fleet as at 28 February 2007	**32**	**34**	**4**	**70**
Handymax – in operation				
As at 1 January 2006	–	2	–	2
Second hand purchases	2	–	–	2
New chartered in	–	2	–	2
As at 28 February 2007	**2**	**4**	**–**	**6**
Handymax – newbuilding				
As at 1 January 2006	–	–	–	–
New order	1	–	–	1
As at 28 February 2007	**1**	**–**	**–**	**1**
Handymax fleet as at 28 February 2007	**3**	**4**	**–**	**7**
Total fleet as at 28 February 2007 including newbuildings[4]	**35**	**38**	**4**	**77**

1 Includes 27 handysize and 2 handymax vessels with purchase options

2 Includes "Willow Point" (ex. "Ocean Bulker"), acquired in December 2005 but subsequently delivered in the third quarter 2006

3 Includes "Oak Harbour", the delivery of which is currently expected to be completed by the end of May 2007

4 Excludes minibulkers, tugs, or barges

At the start of the year, our handysize fleet of 48 vessels comprised 17 owned, 27 long term chartered and four managed vessels plus ten newbuildings under construction, six of which were expected to enter the owned fleet and four to enter the long term chartered fleet from delivery. We also had two long term chartered handymax vessels in operation.

Handysize Fleet

Using capital released by our 2005 sale and charter back programme, as well as the new equity raised by our placement in November 2006, during the year we were able to purchase and take delivery of eight second hand handysize ships, each in private, off-market transactions at prices that now look very attractive. Out of these newly acquired vessels, two were previously managed by us and one was previously a chartered vessel on which we exercised our purchase option. In addition, we have taken delivery of one handysize newbuilding which we contracted in the first half of 2006. During the year we were able to charter in six additional vessels on a long term basis, four of which were newbuildings and entered our chartered fleet upon delivery. Against this, two vessels completed their charters and left the fleet. Our managed fleet also has two new joiners. As a result of this activity, our handysize fleet in operation as of the date of this report comprises a total of 58 vessels representing a fleet size expansion of 21% since the start of 2006, with an average age of just over six years old.

With the objective of capitalising on the strong sale and purchase market and maintaining a modern handysize fleet, we have agreed to sell four of the oldest owned vessels in our handysize fleet, "Patagonia", "Ocean Logger", "Abbot Point" and "Oak Harbour". The sales of the first two vessels, which were completed in 2006, raised proceeds of about US$40 million which we have used to repay our bank borrowings and to fund the second hand purchases mentioned earlier. The sale of "Oak Harbour" is expected to be completed by the end of May this year. In addition, immediately after these sales, we chartered back "Patagonia" and "Ocean Logger" each for periods of three and a half years and we shall charter back "Oak Harbour" for three years, all at competitive rates, allowing us to retain commercial control and hence the earnings in respect of these three vessels. Meanwhile, "Abbot Point" joined our managed fleet on delivery to her new owner earlier this year, thereby allowing us to maintain our fleet scale.

During the year and up to the date of this report, we have placed orders for six additional new handysize vessels, with deliveries scheduled between 2007 and 2009. Four of these vessels are being constructed at the traditional yards for this vessel type in Japan, while the other two vessels were contracted pursuant to the exercise of options attached to the four shipbuilding contracts that we entered into with Jiangmen Nanyang Shipyard in Southern China in December 2005. This takes the total number of ships which we have on order at Jiangmen Nanyang Shipyard to six. Accordingly, our newbuilding orderbook for handysize vessels as at the date of this report stood at 12 vessels, four of which are scheduled to deliver in 2007, four in 2008 and four in 2009, enabling us to continue our steady fleet expansion and to maintain our characteristic modern, uniform handysize fleet profile.

Handymax Fleet

We entered the handymax segment as an operator in December 2005. In order to expand our handymax fleet and thus reinforce our presence in this market segment, we purchased two vessels and chartered in two additional handymax ships on a long term basis during 2006. Recently, we also placed an order for a



54,000 deadweight tonne newbuilding bulk carrier with a reputable Japanese shipbuilding company, which will further expand our handymax fleet at an attractive price relative to recent strong second hand asset values.

Summary

As at the date of this report, our handysize fleet comprised a total of 70 vessels, including 21 owned, 33 long term chartered and four managed vessels on the water, and 12 newbuildings on order, 11 of which will enter the owned fleet and one of which will enter the chartered fleet on delivery. All the handysize vessels in operation, except one which has been long term leased out, are operated through our IHC Pool and it is expected that our newbuildings will expand this service as they deliver.

Our handymax fleet comprised two owned, four long term chartered vessels and one owned newbuilding on order. Except for two handymax which are on long term charters to COSCO, all other vessels are operated through our IHX Pool.

Short Term Charters

Neither our handysize nor our handymax fleet lists include short term (defined as less than 12 months) chartered in vessels. As at 28 February 2007, we had a total of four handysize vessels and 18 handymax vessels on short term charters in the IHC and IHX Pools, respectively.

Purchase Options

We hold options to purchase 27 out of our 34 chartered handysize vessels and newbuildings, and two out of our four chartered handymax vessels. These options hold significant unrealised value for us, given that their strike prices are well below their respective current market values. They also allow us to preserve our fleet size and scale of operations at the expiry of the charters. See "Lease Commitments" in the Financial Review section.

Dividend

The Company's stated dividend policy is to distribute not less than 50% of available profits, with the potential to distribute more than this when the strength of the Group's results, business and prospects indicates that this is appropriate. In accordance with this policy, the Board has proposed a final dividend of HK 22.5 cents per share, which will be paid on 17 April 2007. The register of members will be closed from 2 to 4 April 2007 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 30 March 2007.

The decision by the Board to pay out 71.2% of the Group's profits for the year reflects the strength of the Group's balance sheet following another satisfactory year for the Group, and the positive outlook that prevails for the dry bulk market. The Group's strategy of booking forward contract cover for a significant portion of its revenues adds predictability to its future revenues and cashflows and, consequently, to the level of dividends which can be paid to shareholders. Following the payment of the 2006 final dividend, the Group will still have distributable reserves of over US$99.9 million.

Outlook and Prospects

Pacific Basin is well positioned to benefit in 2007 from the likely continued dry bulk market cyclical upswing which commenced halfway through last year. Fears for the global economy have been tempered by recent encouraging signs from the US consumer, and there has been no let up in China's import of commodities so far this year: indeed, China imported a monthly record high 37 million tonnes of iron ore in January[1], beating the previous record set in August 2006 by three million tonnes. Clarkson's one year handysize time charter rate now stands at US$17,600 net compared with US$10,230 net in January last year, while their three year time charter rate has risen from US$8,760 net in January 2006 to US$15,080 net today, reflecting strong confidence in the forward market[2].

China will continue to be the most significant driver of demand growth for both major and minor bulks, and there is still much headroom for Pacific Basin to increase its share of this vast, growing market. We see no reason for a significant slowdown in demand

1 Source: SSY
2 Net of brokers' commissions, adjusted for benchmark vessel

Steel Consumption per Capita


tonnes per capita
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
5
10
15
20
25
30
Year from Start Date
China (from 1990)
Japan (from 1950)
Korea (from 1970)

Source: UBS

Contract Coverage and Daily TCE for 2007


revenue days
Handysize
Handymax
20,190 days
42%
58%
US$17,000*
5,040 days
3%
US$21,560
97%
2007
2007
Unfixed
Fixed

* Includes an approximate US$1,000/day anticipated uplift from efficient voyage execution

from China or the other fast emerging economies of Asia for the next few years. Historical data suggests that, if she follows the same path as Japan and Korea at comparable stages of their development, we can expect China's raw material needs to continue growing for many years to come.

As trade patterns continue to evolve with shifts in production and infrastructure capacity amongst the commodity exporting nations, the increase in distances travelled by vessels will continue to play a significant role in absorbing vessel supply. Global port congestion has also been on the rise, as a result of cargo volume growth outpacing port and rail infrastructure capacity improvements, with a positive effect on freight rates.

We expect the market to maintain the fine overall balance it held at the end of 2006, albeit taking on a more volatile character as result of increasing seasonal demand fluctuations and possible changes in port congestion. Compared to those for larger dry bulk vessels, handysize rates are likely to remain the least volatile due to the diverse range of cargoes carried. On the supply side, the handysize sector (25,000–35,000 deadweight) has the lowest orderbook of any dry bulk sector, and we can expect steady or lower deliveries combined with an increase in scrapping to mean modest fleet growth overall in the period 2007 to 2009.

Present cover levels in our core handysize business give us good visibility over our earnings and dividends for 2007. At 58% cover on our handysize book for the year, we are also positioned to take advantage of a favourable spot market.

We now have a larger fleet than ever in a business where scale is a key to success, both in terms of serving our customers more efficiently and in terms of maximising our earnings premium to the market. We have US$251.7 million committed to new vessels for delivery in the period 2007 to 2009, with four handysize newbuildings scheduled to deliver this year. Our priority is to fulfil our contract of affreightment obligations to the highest standards, either with owned, long term chartered or short term chartered tonnage, and we have started 2007 with an encouraging book of forward cargo cover for our IHC and our IHX Pools. Whilst we continue to maintain a conservative approach to new vessel investments with vessel values at record highs, our strong balance sheet and cash position mean that we are ready to take advantage of vessel acquisition opportunities as soon as we consider the timing to be right.

In summary, with a healthy market outlook, high earnings visibility and a large fleet of young vessels at our disposal, we are optimistic that 2007 should prove to be a good year for Pacific Basin.



Financial Review





Turnover in 2006 was US$620.4 million (2005: US$433.7 million). Time charter equivalent earnings and shipping management income were US$344.8 million (2005: US$264.7 million). Net profit attributable to shareholders was US$110.3 million (2005: US$147.1 million). The reduction in net profit compared to 2005 was mainly due to a lower daily charter rate and increased daily vessel operating costs for the handysize vessels, partially offset by an increase in the number of vessels controlled in the fleet. The net profit can be expressed as a return on the average equity of US$303.0 million (2005: 271.8 million) and was 36.4% in 2006 (2005: 54.1%) as shown in the graph below:

Income

The Group's owned and chartered fleet generated US$609.8 million (2005: US$422.6 million) or 98.3% (2005: 97.4%) of turnover and the remaining 1.7% was derived from commercial and technical management services for third party vessels and revenues from marine services businesses. Turnover is shown gross of voyage-related expenses, amounts payable to other pool members (based on the number of pool points attributable to their vessels) and any change in the fair value of bunker swap and forward contracts. Voyage-related expenses related primarily to commissions, ships' bunkers, port-related costs and hire expenses of short term chartered vessels.

Return on Average Equity Employed during the Year


54.1%
36.4%
2005
2006

Time Charter Equivalent Earnings Versus Net Profit Margin


US$ million
55.6%
32.0%
264.7
344.8
2005
2006
Time Charter Equivalent Earnings
Net Profit Margin

The change in the time charter equivalent earnings can be summarised in the table below:

US$ million	Handysize	Handymax	Management income	Total
Time Charter Equivalent earnings 2005	**247.5**	**6.1**	**11.1**	**264.7**
Change in number of revenue days	36.9	36.6	–	73.5
Change in daily charter rates	(36.4)	43.4	–	7.0
Others	–	–	(0.4)	(0.4)
Time Charter Equivalent earnings 2006	**248.0**	**86.1**	**10.7**	**344.8**

The table below shows the divisional performance over the year:

	2005	1H06	2H06	**2006**	Year on year % Change
Handysize					
Revenue days (days)	14,260	7,570	8,850	**16,420**	+ 15%
Daily charter rates (US$)	17,100	14,400	16,290	**15,420**	- 10%
Daily vessel operating costs (US$)	7,870	8,540	9,160	**8,880**	+ 13%
Handymax					
Revenue days (days)	720	1,680	3,370	**5,050**	+602%
Daily charter rates (US$)	8,460	14,150	17,420	**16,330**	+ 93%
Daily vessel operating costs (US$)	8,400	15,920	17,760	**17,150**	+104%

Direct Costs

Direct costs in 2006 were US$215.8 million (2005: US$114.8 million). This increase was mainly because vessel charter-hire expenses for vessels under operating lease increased to US$120.0 million (2005: US$29.5 million). This reflected the increase in the average number of vessels chartered under operating leases, predominantly from the handymax fleet, and the increase in the average daily charter rate of handysize vessels.

Depreciation expenses increased to US$32.2 million (2005: US$28.7 million) primarily due to the increase in the average number of owned vessels.

Vessel operating costs for owned and finance leased vessels increased to US$38.4 million (2005: US$31.9 million). This was due to the increase in the average number of vessels from 33 to 35 in the Group's owned fleet between 2005 and 2006, the increase in crew wages, and higher insurance premiums due to the higher value of the vessels.

Direct costs also include the cost of marine products sold, cost of marine services, and an overhead allocation of US$23.5 million (2005: US$20.7 million) representing shore based staff costs, office and related expenses directly attributable to the management of the owned and chartered fleet and the generation of marine services businesses.

Vessel daily operating costs can be analysed between owned and chartered costs (all expressed in US$ per day) as follows:

Handysize

Owned


US$/day
7,640
Direct overhead 970
Finance cost 1,500
Depreciation 2,420
Opex 2,750
8,480
Direct overhead 960
Finance cost 2,000
Depreciation 2,530
Opex 2,990
2005
2006

Chartered


US$/day
8,850
Direct overhead 660
Charter-hire 8,190
10,040
Direct overhead 570
Charter-hire 9,470
2005
2006

Handymax

Owned


US$/day
6,460
Direct overhead 970
Finance cost 1,860
Depreciation 1,570
Opex 2,060
11,500
Direct overhead 950
Finance cost 2,800
Depreciation 4,080
Opex 3,670
2005
2006

Chartered


US$/day
9,200
Direct overhead 660
Charter-hire 8,540
17,360
Direct overhead 700
Charter-hire 16,660
2005
2006

Revenue days and vessel days can be analysed as follows:

	2005 Total	2006 Owned	2006 Chartered	**2006 Total**
Handysize				
Vessel days	14,630	12,390	4,220	**16,610**
Drydocking	(200)	(180)	–	**(180)**
Off-hire	(170)	(10)	–	**(10)**
Revenue days	14,260	12,200	4,220	**16,420**
Handymax				
Vessel days	720	390	4,660	**5,050**
Drydocking	–	–	–	**–**
Off-hire	–	–	–	**–**
Revenue days	720	390	4,660	**5,050**

The off-hire for the total fleet of owned vessels represented 0.3 (2005: 5.4) days per vessel per year.

Administrative Expenses as a Percentage of Time Charter Equivalent Earnings


12.3%
10.4%
2005
2006

Number of Full Time Shore Based Staff per Vessel


3.4
2.8
2005
2006

Interest Coverage


10.9X
6.3X
2005
2006

Other Operating Income

Movements in the fair value of receipts from forward freight agreements amounted to US$10.6 million (2005: Nil). In addition, finance lease and bank interest income amounted to US$3.1 million (2005: US$0.7 million).

Other Operating Expenses

Movements in the fair value of payments for forward freight agreements amounted to US$18.9 million (2005: US$0.2 million). Taking into account the movement in fair value of receipts of US$10.6 million as shown above, the net movements in the fair value of forward freight agreements was a charge of US$8.3 million (2005: US$0.2 million).

General and Administrative Expenses

The Group's total administrative expenses of US$35.8 million (2005: US$32.5 million) consisted of shore based overhead costs of US$23.5 million (2005: US$20.7 million) included as part of direct expenses, and general and administrative expenses of US$12.3 million (2005: US$11.8 million). The increase was largely due to the increase in the number of staff directly involved in the management of the expanded fleet. General and administrative expenses included Directors, senior management, key staff and administrative staff costs of US$8.4 million (2005: US$8.0 million) and other administrative and office expenses of US$3.9 million (2005: US$3.8 million).

Total administrative expenses as a percentage of time charter equivalent earnings decreased from 12.3% to 10.4%, reflecting greater productivity per staff. In addition, the number of full time shore based staff per owned, chartered and managed vessel decreased from 3.4 to 2.8. This excludes the staff who are engaged in the provision of surveying and consulting services and not in the management of these vessels.

Share of Profits less Losses of Jointly Controlled Entities

The Group's share of profits less losses of jointly controlled entities of US$3.0 million mainly represented the share of results of a jointly controlled vessel, the "Captain Corelli", and a jointly controlled business involved in the shipping of aggregates in the Middle East.

Financing

Finance costs of US$26.8 million (2005: US$17.9 million) included interest payments of US$3.8 million (2005: US$11.5 million) in relation to bank borrowings used to finance the Group's owned vessels and finance charges of US$21.2 million (2005: US$4.2 million) in relation to vessels under finance lease arrangements.

Interest payments on bank borrowings

The decrease in interest payments on bank borrowings in 2006 of US$7.7 million was due to the decrease in the average bank borrowings outstanding to US$62.2 million in 2006 (2005: US$266.1 million). The bank borrowings' interest cost amounted to approximately US$600 per day for the owned vessels in 2006 (2005: US$1,100 per day). Average interest rates before hedging on bank borrowings were approximately 6.0% in 2006 (2005: 4.3%).

Finance charges

Finance charges of US$21.2 million (2005: US$4.2 million) represented interest payments on finance lease liabilities used to finance the Group's finance leased vessels. During the second half of 2005, the Group sold and bareboat leased back 17 of its vessels for periods of 10 to 12 years. Finance lease accounting has been adopted for these transactions so the balance sheet shows the net carrying value of these vessels, and the current and long term liabilities in aggregate include finance lease liabilities of US$302.0 million. The fixed equal quarterly charter-hire payments are accounted for as a combination of repayments of finance lease liabilities in the balance sheet and finance charges in the income statement. The finance charges for the 6,200 finance lease vessel days amounted to approximately US$3,410 per day in 2006 (2005: US$3,620). This daily charge will reduce each year as the finance lease liabilities in the balance sheet are repaid. Finance charges can be expressed as interest rates, fixed for the period of the leases. The average interest rate on finance leases was approximately 6.7% in 2006 (2005: 6.7%).



Tax

Taxation amounted to US$1.1 million in 2006 (2005: US$0.8 million). Certain shipping income is not subject to taxation according to the tax regulation prevailing in the countries in which the Group operates.

Gains on Disposal of Property, Plant and Equipment

Gains on disposal of property, plant and equipment of US$23.8 million were recognised in 2006 (2005: US$23.5 million). The Group sold and leased back two of its vessels. Proceeds from the sale of US$39.9 million were used to repay bank borrowings on those vessels and to prepay other bank debts. In accordance with HKAS 17 "Leases", operating lease accounting has been adopted for these transactions with the vessels being treated as sold, the gain or loss on disposal being recognised immediately, and subsequent charter-hire payments being recognised as expenses.

Cashflow

US$ million	2005	**2006**
Net cash from operating activities	173.3	**148.2**
– Purchase of property, plant and equipment and land use rights	(121.2)	**(286.6)**
– Sale of property, plant and equipment	139.5	**39.9**
– Others	6.4	**5.6**
Net cash from/(used in) investing activities	24.7	**(241.1)**
– Proceeds from new share placement, net of share issuing expenses	–	**154.3**
– Net (repayment)/drawdown of borrowings	(372.9)	**33.6**
– Sale proceeds under finance leases	318.0	**-**
– Payment of interest and other finance charges	(17.0)	**(25.4)**
– Payment of dividends	(88.5)	**(91.6)**
– Others	2.9	**3.1**
Net cash (used in)/from financing activities	(157.5)	**74.0**
Cash at 31 December	82.1	**63.2**

At 31 December 2006, the Group had net working capital of US$43.1 million excluding finance lease liabilities and bank loans repayable within one year of US$16.1 million and US$7.8 million respectively. The primary sources of liquidity comprised bank balances and cash of US$63.2 million and unutilised committed and secured bank borrowing facilities of US$118.9 million. The Group's primary liquidity needs are to fund general working capital requirements (including lease and other short term financing commitments), fleet expansion and other capital expenditure.

Financial Instruments

The Group is exposed to fluctuations in interest rates, bunker prices, freight rates and foreign currencies in relation to contracts designated in foreign currencies. The Group manages these exposures by way of interest rate swap contracts, bunker swap and forward contracts, forward freight agreements, and forward foreign exchange contracts respectively. Further details are included in Note 11 and Note 21 to the audited financial statements in this Annual Report.

At 31 December 2006, the forward foreign exchange contracts and one of the interest rate swap contracts qualified as cashflow hedges. Accordingly, the change in the fair value of these instruments during the year then ended was recognised directly in hedging reserve.

Hedge accounting has neither been adopted for bunker swap and forward contracts nor for forward freight agreements. This is mainly because the contract periods, which are in calendar months, do not exactly coincide with the period of the physical contracts. Hedge accounting has also not been adopted for one of the other interest rate swap contracts as its terms do not qualify for hedge accounting. Gains or losses arising from a change in the fair value of these contracts were recognised in the income statement under i) finance costs for interest rate swap contracts; ii) bunkers, port disbursements and other charges for bunker swap and forward contracts; and iii) other operating income and other operating expenses for forward freight agreements. The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has the effect of shifting the estimated results of these future contracts into the current period as part of the 2006 unrealised, non-cash charge of US$11.1 million whereas the cashflows of these contracts will occur in future reporting periods.

In 2006, the Group recognised net realised losses of US$2.6 million and net unrealised losses of US$11.1 million in respect of financial instruments in the income statement. This resulted in a total charge for the year of US$13.7 million. Included in this amount was a net loss of US$8.3 million in relation to forward freight agreements of which US$4.7 million was realised and US$3.6 million unrealised. These are further analysed as follows:

US$ million	2005	Realised	Unrealised	**2006**
Gains				
– Interest rate swap contracts	1.0	0.2	–	**0.2**
– Bunker swap and forward contracts	7.6	4.0	0.2	**4.2**
– Forward freight agreements	–	6.3	4.3	**10.6**
	8.6	10.5	4.5	**15.0**
Losses				
– Interest rate swap contracts	(1.0)	(0.1)	(1.4)	**(1.5)**
– Bunker swap and forward contracts	(0.4)	(2.0)	(6.3)	**(8.3)**
– Forward freight agreements	(0.2)	(11.0)	(7.9)	**(18.9)**
	(1.6)	(13.1)	(15.6)	**(28.7)**
Net				
– Interest rate swap contracts	–	0.1	(1.4)	**(1.3)**
– Bunker swap and forward contracts	7.2	2.0	(6.1)	**(4.1)**
– Forward freight agreements	(0.2)	(4.7)	(3.6)	**(8.3)**
	7.0	(2.6)	(11.1)	**(13.7)**

Indebtedness

The indebtedness of the Group comprised finance lease liabilities of US$302.0 million and bank borrowings of US$48.5 million, of which US$16.1 million and US$7.8 million respectively represented the current portion that were repayable within one year from the balance sheet date.

Finance lease liabilities decreased to US$302.0 million (2005: US$316.9 million) as a result of repayments during the year. Bank borrowings increased to US$48.5 million (2005: Nil). The increase was the result of re-drawn existing pre-paid bank facilities to finance the delivery and acquisition of vessels.

At 31 December 2006, all outstanding finance lease liabilities will expire between 2015 and 2017 and all outstanding secured bank borrowings will expire in 2014.

The Group's bank borrowings were secured by mortgages over 6 vessels with a total net book value of US$131.7 million and assignment of earnings and insurances in respect of the vessels.

The Group had unutilised committed bank borrowing facilities of US$118.9 million available to finance the Group's newbuilding commitments and other vessel acquisitions.

The Group's gearing ratio expressed as borrowings and finance lease liabilities, net of cash, as a percentage of property, plant and equipment (based on net book values) and vessel finance lease receivables was 38.1% (2005: 44.9%).

Net Borrowings to Book Value of Property, Plant and Equipment


44.9%
38.1%
2005
2006

Net Borrowings to Shareholders' Equity


75.4%
59.2%
2005
2006



Lease Commitments

Lease commitments include vessels chartered by the Group directly and by the IHC and IHX Pools. Charter in commitments under operating leases stood at US$285.1 million (31 December 2005: US$223.1 million). These commitments excluded vessels under finance leases which were included as part of property, plant and equipment. The increase was mainly due to higher average daily rates of the vessels under operating leases and an average increase of three chartered vessels during the year. Of these commitments, US$206.2 million related to handysize vessels and US$78.9 million related to handymax vessels, as follows:

Lease Commitments (US$ million)	2007	2008 to 2011	After 2011	Total
PB Handysize	52.5	126.5	23.7	202.7
IHC Pool	3.5	–	–	3.5
Handysize subtotal	56.0	126.5	23.7	206.2
PB Handymax	19.9	14.2	–	34.1
IHX Pool	43.0	1.8	–	44.8
Handymax subtotal	62.9	16.0	–	78.9
Total	118.9	142.5	23.7	285.1

Lease Commitments (days)	2007	2008 to 2011	After 2011	Total
PB Handysize	5,290	13,540	2,730	21,560
IHC Pool	170	–	–	170
Handysize subtotal	5,460	13,540	2,730	21,730
PB Handymax	1,450	1,510	–	2,960
IHX Pool	1,620	80	–	1,700
Handymax subtotal	3,070	1,590	–	4,660
Total	8,530	15,130	2,730	26,390

Note: "PB Handysize" and "PB Handymax" represent those vessels directly chartered by the Group while "IHC Pool" and "IHX Pool" represent those vessels directly chartered by the Pools.

Average PB vessels and Pool vessels daily charter rates can be analysed as follows:

Handysize


US$/day
10,500
10,000
9,500
9,000
8,500
8,000
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year

Handymax


US$/day
22,000
18,000
14,000
10,000
6,000
2007
2008
2009
2010
2011
2012
Year

The average daily charter rates and total number of vessel days of our PB handysize and PB handymax vessels under operating leases and finance leases in each year, assuming the purchase options will not be exercised until the expiry of the charter-hire agreements, are as follows:

Certain lease agreements provide the Group with the option to purchase the related vessel at a pre-determined time and exercise price during the lease period. The average exercise prices of the existing purchase options for both handysize vessels and handymax vessels in the earliest years in which these options may be exercised, along with the number of vessels and the average age of such vessels in that year, are as follows:

	PB Handysize Operating leases		PB Handysize Finance leases		PB Handymax Operating leases	
Year	Average daily rate (US$)	Total number of vessel days	Average daily rate (US$)	Total number of vessel days	Average daily rate (US$)	Total number of vessel days
2007	9,900	5,290	5,800	6,210	13,700	1,450
2008	9,600	5,120	5,800	6,220	10,100	880
2009	9,600	3,920	5,800	6,210	8,500	620
2010	8,900	2,680	5,800	6,210	8,500	10
2011	8,800	1,830	5,800	6,210	–	–
2012	8,800	1,340	5,800	6,220	–	–
2013	8,800	730	5,800	6,210	–	–
2014	8,400	370	5,800	6,210	–	–
2015	8,400	280	5,800	5,410	–	–
2016	–	–	5,900	1,830	–	–
2017	–	–	6,000	1,520	–	–
Total		21,560		58,460		2,960

Earliest year in which options may be exercised	Vessel type	Number of vessels: Finance lease	Number of vessels: Operating lease	Average age of such vessels	Average option exercise price (US$ million)
2007	Handysize	17	2	5	18.0
2008	Handysize	–	4	6	21.1
2009	Handysize	–	3	3	22.1
	Handymax	–	1	5	17.7
2010	Handysize	–	1	3	22.5
	Handymax	–	1	5	17.7
Total		17	12		

Capital Expenditure, Property, Plant and Equipment and Commitments

In 2006, capital expenditure, mainly comprised eight handysize, two handymax vessel acquisitions and instalments on 10 newbuildings, amounted to US$286.6 million. This included capitalised expenditure on drydocking of US$4.2 million. Cash used for the purchase of vessels and proceeds from the sale of vessels can be illustrated in the graph "Proceeds from Sale of Vessels and Gross Investments" below.

At 31 December 2006, the Group had property, plant and equipment of US$741.0 million, of which US$683.5 million related to 39 delivered vessels with an average net book value of US$17.5 million per vessel and an average age of 6 years.

The Group had non-cancellable commitments of US$216.8 million for the construction of 11 handysize vessels. In addition, the Group, at the year end, was authorised to purchase and subsequently contracted for one handymax vessel with a value of US$34.9 million. These vessels are for delivery to the Group between February 2007 and September 2009.

Finance for such vessel commitments will come from cash generated from the Group's operations, existing cash and unutilised bank borrowing facilities and additional long term borrowings to be arranged, as required. Where the commitments are in currencies other than US Dollars, the Group has entered into contracts to purchase the currencies at predetermined rates.

Directors' Opinion on the Working Capital Available to the Group

The Directors are of the opinion that, taking into consideration the financial resources available to the Group, including internally generated funds and the available bank facilities, the Group has sufficient working capital to satisfy its present requirements.

Proceeds from Sale of Vessels and Gross Investments


Proceeds from Sale of Vessels
Gross Investments
Year
2006
2005
2004
2 Handysize
39.9
51.3
8 Handysize 2 Handymax
229.6
280.9
2 Handysize
139.5
112.4
2.8
5 Handysize 1 Handymax
109.8
112.6
13.9
14 Handysize 1 Handymax
259.9
273.8
150
100
50
0
50
100
150
200
250
300
US$ million
Sale without purchase options
Sale with purchase options
Purchase of vessels
Newbuilding investments

Note: In 2005, the Group sold and chartered back 17 handysize vessels for US$318.0 million. These were classified as finance leases and remained in the balance sheet as property, plant and equipment.

Capital Commitments (US$ million)	2007	2008	2009	Total
Contracted:				
11 Handysize newbuilding vessels	124.7	69.0	23.1	216.8
Authorised:				
1 Handymax newbuilding vessel	3.3	31.6	–	34.9
	128.0	100.6	23.1	251.7

Staff

At 31 December 2006, the Group employed a total of 260 full time shore based staff in offices in Hong Kong, Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver and Melbourne. The largest office is in Hong Kong with 150 employees.

The Group incurred total staff costs of approximately US$25.5 million in 2006 (2005: US$23.4 million), representing 4.1% of the Group's turnover for the year (2005: 5.4%).

Remuneration of the Group's employees includes fixed basic salaries, discretionary bonuses (based on both the Group's and individual's performance for the year), and long term incentives.

The Group's principal retirement benefit scheme is the Mandatory Provident Fund Scheme (the "MPF Scheme") provided under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those staff employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme under which the employer and its employees are each required to make contributions to the scheme of 5% to 10% of the employees' relevant income, with the employees' mandatory contributions subject to a cap of 5% of monthly relevant income of HK$20,000. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

The Company's Long Term Incentive Scheme allows the Company to award eligible participants with share options and restricted share awards.

Details of share options and restricted share awards granted under the Long Term Incentive Scheme are set out in the Report of the Directors in this Annual Report.





Risk Management





Pacific Basin's results are sensitive to a variety of risks. The Risk Management Committee, headed by the Company's Deputy Chief Executive Officer, actively identifies and reviews significant risks of the Group with the objective of minimising the sensitivity of the Group's earnings to those risks. The Group's approach to assessing and managing risks is further outlined in the Internal Controls section of the Corporate Governance Report. Risks to the Group can broadly be divided into commercial and others.

Commercial Risks

Earnings Volatility

Pacific Basin's operating revenue principally comprises income generated from voyages carried out by its fleet of vessels. Such income is highly dependent on prevailing market conditions, as reflected in freight rates.

Pacific Basin operates a large fleet of modern owned, chartered and managed handysize and handymax bulk vessels. By operating a significant pool of vessels all over the world, and through the careful matching of front haul and back haul cargoes, we are able to minimise ballast time, maximise vessel utilisation and achieve higher and more stable earnings than we would from a small regional operation.

Through long term cargo contracts, vessel utilisation is further improved and, more importantly, we reduce volatility in our achieved freight rates. Cargo contracts typically have a term of 12 months to 36 months. We rigorously measure and manage our coverage levels. At the end of February 2007, we had covered 65.8% of our 25,230 total handysize and handymax revenue days in 2007. Cargo contracts are fixed with a variety of international customers. Our diversified customer base prevents reliance on a single source of income and our top 15 customers account for around 36% of our turnover.

We complement our portfolio of contracts with limited use of outward time charters and Forward Freight Agreements ("FFAs") to further reduce volatility and our exposure to the prevailing freight market.

Use of Forward Freight Agreements ("FFAs")

The Group enters into FFAs on a limited basis as a method of hedging part of its forward freight exposure, where a ship is not yet booked with a 'physical' cargo contract or a physical cargo is not yet covered by a vessel commitment. FFAs normally run for a period of 3 months to 12 months. During the year ended 31 December 2006, the Group sold FFAs with a contract value of US$47.5 million and bought FFAs with a contract value of US$37.1 million.

The Board sets out policies under which the Group enters into FFAs. Day to day responsibility for monitoring adherence to the policy is delegated to the Executive Committee. The policy clearly defines authority levels and limits for hedging purposes, segregation of duties, access rights to the data base system and reporting requirements.

Volatility in Purchase and Selling Prices

Pacific Basin believes in the merits of being able to provide high quality handysize and handymax services to customers. In order to do so it is important to maintain a large and modern fleet through contracting newbuildings and through transactions in the second hand markets. As a result of these dealings, the Group takes risks in relation to changes in newbuilding prices and second hand values of vessels.

Senior management, through the sale and purchase and finance teams, evaluates sale or purchase opportunities which are then recommended either to the Board or to the Executive Committee depending on the size of the transactions. Decisions are based on relevant market information available to the Group and on estimates of the expected profit and residual value, so as to maximise our returns.

The Group evaluates the sale and charter back of vessels on terms which may also include options for the Group to repurchase the vessels at predetermined prices. Such sales carry the benefit of transferring the residual value risk of the vessel from Pacific Basin to a third party, whilst enabling the Group to maintain operational control over the vessels. In 2005 and 2006, we sold and chartered back a number of vessels for periods of between three and twelve years.

At the end of 2006, the Group had six handysize newbuildings on order at a Chinese yard and six at Japanese yards. The performance of the Chinese yard under the newbuilding contracts is guaranteed by a Chinese bank acceptable to the Group in the form of refund guarantees for payments made prior to delivery of the vessels. In Japan, the Group only contracts with leading Japanese shipyards.

In the case of second hand vessel transactions, the Group evaluates the credit worthiness of its counterparties. In addition, when selling ships, sales contracts have an industry standard 10% pre-delivery deposit as security for fulfilment of a buyer's obligation. When buying ships, the risk of non-delivery would be covered by arrest of the vessel in question.

Bunker Price Volatility

The Group hedges its expected future bunker requirement for each long term cargo contract in order to eliminate its exposure to future oil price fluctuations. Hedges are carried out via bunker swap contracts or bunker forward contracts. As at 31 December 2006, the Group had hedged all of its estimated bunker obligations under signed cargo contracts amounting to 112,000 metric tonnes for 2007, 22,000 metric tonnes for 2008 and 3,000 metric tonnes for 2009.

Credit Risk

The Group's credit risk primarily relates to its long term contract coverage including COAs, outward period charters and FFAs. The Group has limited credit risk as long term contracts are fixed with international customers with a primary focus on larger agricultural, industrial and mining companies with a successful track record and reputation.

It is industry practice that 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge. The Group's losses from uncollected freight and charter-hire payments amounted to less than 0.2% of profit attributable to shareholders in 2006.

Other Risks

Inexperienced Sea Staff / Shore Based Staff in Ship Operations

The Group is heavily reliant on the quality of its sea and shore based staff to minimise the operational risk of grounding, collision, pollution or violation of Group and statutory regulations. Such events could result in financial losses through loss of hire, cost of vessel repairs, third party claims and penalties for statutory violations or from loss of reputation caused by delay and customer dissatisfaction.

To achieve a high standard of ship operation through good management systems, the Group has established the internal Pacific Basin Management System which observes the requirements of the mandatory ISM Code, the voluntary International Standards ISO 9001, ISO 14001 and OHSAS 18001. In addition to annual internal audits of the Group and its fleet, the Group is audited annually for compliance with the standards by external auditors, Lloyds Register of Shipping.

Pacific Basin ensures that sea staff are recruited from

more than one country without placing undue reliance on one manning source. Other policies include pre-joining briefing and training of officers, on board training of crew by the Fleet Training Superintendents, the provision of training seminars and courses ashore for Masters and officers, training manning agents to ensure compliance of employment policies, and the provision of in-house training sessions and external seminars to shore based staff to keep them updated with industry and regulatory developments. An annual staff performance appraisal system is used to identify strengths and correct weaknesses in staff, and an incentive scheme is in place to encourage and retain employees.

Insurance Coverage

The inherent risks incident to the operation of vessels include sinking, collision, other marine disasters, environmental pollution, cargo and property damage and loss and business interruption. Any of these circumstances can cause loss to the Group. To minimise the likely financial consequences, the Group uses a range of insurance products, including hull and machinery, war risk, P&I cover, freight demurrage and defense cover, bunker insurance, charterers liability, purchaser interest, charters advance profit cover, ship owner liability and cargo liability cover. Insurances are only arranged with reputable underwriters. We use a group of 12 well-known international underwriters giving competitive premiums. The insured value of our fleet is not less than the vessels' market values. At the end of 2006 the aggregate value of hull and machinery insurance for our owned (US$1,172 million) and newbuilding (US$352 million) vessels combined with the value of hulls insured under purchasers interest insurance for our chartered vessels on operating leases (US$384 million), amounted to US$1.9 billion. Furthermore, the value of maximum loss of future earnings under purchasers interest insurance for our chartered vessels on operating leases amounted to US$44 million. Environmental cover is insured under P&I policies; for example oil pollution has coverage of up to US$1 billion per vessel per incident. A monthly review of the insured values is carried out to ensure coverage is adequate.

Interest Rate Risk

The Group's interest rate risks are associated with its interest bearing bank borrowings and finance lease liabilities. For interest bearing bank borrowings, we managed interest rate risks during the year by entering into interest rate swap contracts with the lending banks, giving an effective hedged interest rate of 5.87%. For finance lease liabilities, we pay fixed bareboat hire payments which are based on fixed interest rates over the life of the lease, giving an effective fixed interest rate of 6.75%.

Foreign Exchange Risk

The Group's functional currency is the United States Dollar as the majority of the transactions are carried out in this currency. The Group's exchange rate fluctuation risk is mainly in respect of the purchase of vessels in foreign currencies, principally Japanese Yen. To minimise the risk of currency fluctuation, at the time the vessel is contracted the Group hedges its future foreign currency payment installments to the shipyards by entering into forward foreign exchange contracts with our relationship banks that match the payment schedules of the construction of the vessel until delivery.

Typically these contracts range between two to three years depending on the length of the construction periods of the vessels, and our current furthest exposure is the third quarter of 2009. The total value of foreign exchange hedges in place at the year end is US$85 million (JPY 9 billion), related to three vessels contracted or authorised at the end of 2006.

Critical Software or System Failure

Certain software and systems are critical to the smooth operations of the Group's business. They include the database system which records all the Group's business activities, the electronic communication system and the financial accounting system. Their failure could have a severe negative impact on the business and earnings.

The maintenance and protection of software and systems, and the development and implementation policies, are carried out by the Group's IT department. They are responsible for the development of the Group's IT infrastructure in accordance with the Group's requirements and in particular the development and maintenance of anti-virus and firewall systems to protect our computer systems, servers, laptops and other fixed or portable computer devices from viruses, worms or similar hazards. The IT department also develops and maintains back-up systems including on-site and remote back-up facilities to ensure that, in the event of hardware/software failure or damage, systems can be recovered and made operational within four hours of a failure.



Corporate Social Responsibility





Pacific Basin recognises its social, safety, and environmental responsibilities. Pacific Basin is committed to fostering long term relationships with its shareholders, employees, customers, business partners and other stakeholders. We take pride in applying high standards of management, customer service and corporate governance. With these responsibilities and values in mind, we strive to deliver the best possible service to our customers and to enhance shareholder value.

Standards and Training

To operate successfully, the Group recognises that it must provide all employees with a safe, healthy and fulfilling work environment. On going training programmes held ashore and on board ensure that the skills of its personnel ashore and at sea are continuously maintained and improved.

We employ Fleet Training Superintendents, well versed with our management system, to sail on our vessels for specific and on-the-job training in safety and key operational areas. This assists our crews in maintaining a high standard of ship operation. We also conduct half yearly training seminars, where our senior officers interact with our managers on topical issues and trends in the company. Hull & Machinery underwriters, P&I Clubs and machinery manufacturers also participate in these seminars, giving our senior officers an external perspective on these issues.

Shore based staff attend frequent in-house training sessions and external seminars to keep themselves abreast of industry developments and new regulatory requirements. Staff members are also encouraged to undertake higher education courses, for which the company will provide financial assistance where appropriate.

We are committed to providing services of the highest standards to our customers and business partners worldwide. This is achieved by conducting our business in accordance with industry best practices and meeting or exceeding statutory requirements and compliance with maritime laws and treaties as applied by the International Maritime Organisation, relevant Flag State administrations, classification societies and other recognised maritime industry organisations.

We continue to strengthen our network of regional offices to ensure that we offer our customers direct and local access to our chartering and operations teams. In 2006 we opened offices in Fujairah, Dubai and Beijing, and further expansion of the network is planned.

We pride ourself on providing high quality vessels, manned by competent crew. The average age of our entire fleet is just over six years old, one of the youngest in our sector. We invest in the training of our crews, focusing on quality and retention.

The Community

The Group acknowledges its position as a responsible member of the community both in Hong Kong and in the cities and ports where Pacific Basin carries out its worldwide trades.

We are a member of the shipping community and have affiliations with maritime organisations including the Baltic Exchange, BIMCO and the Hong Kong Shipowners Association.

As one of the largest foreign employers of Chinese crew, we continue to be a major supporter of the Chinese seafaring community and the training of Chinese seafarers. Our growing body of Chinese shore based and seagoing personnel testifies to our commitment to the employment of Chinese graduates and seafarers.

We make contributions to charity and community programmes, recognising the need to be supportive of maritime industry causes and other causes as well. In 2006, we supported a number of charities including The Mission to Seamen in Hong Kong and the United Arab Emirates, The Community Chest of Hong Kong, The World Wide Fund for Nature (Hong Kong), The British and International Sailors Society, The Hong Kong Maritime Museum Trust, The Playright Children's Play Association, and the Batu Hijau Doctors' Children's Fund in Indonesia. We remain open to further opportunities which benefit society.

Safety and Environmental Responsibility

Operational safety and environmental responsibility is of utmost importance to Pacific Basin.

We are committed to the safe and environmentally conscious operation of ships through a proactive management system, both ashore and at sea by conforming to both the mandatory International Safety Management (ISM) Code and the voluntary ISO 9001, ISO 14001 and OHSAS 18001 standards.

We have developed and implemented the Pacific Basin Management System (PBMS) which aims to ensure:

- the safety at sea and the prevention of human injury or loss of life;
- the avoidance of damage to the environment, in particular to the marine environment, and to property; and
- customer satisfaction through determining and meeting customer requirements.

We manage the environmental impact of our operations and projects in a responsible manner. Objectives are established, where possible, to reduce identified environmental impacts on the atmosphere and on the marine environment.



Environmental issues are being incorporated into everyday business decisions and activities, and to further this approach we have formed an environmental task force comprise of senior management that has begun an in-depth study into areas where the Group might invest in environmental initiatives. We have operational key performance indicators on marine environment issues which are regularly monitored.



The Group is certified by Lloyds Register Quality Assurance (LRQA) to the voluntary Environmental and Occupational Health & Safety Management Systems conforming to ISO 14001 and OHSAS 18001 standards, demonstrating its commitment to environmental protection and occupational health and safety. Our technical operations are also certified to the Quality Management System conforming to the ISO 9001 standard.

We have received three boarding evaluation reports from the Department of Ecology in the State of Washington, USA, commending our operation of the vessels, and our strong commitment to marine safety and the protection of the marine environment.



Corporate Governance





Pacific Basin is committed to achieving and maintaining the highest standards of corporate governance consistent with the needs and requirements of the business and of all of its stakeholders, and consistent with the Code on Corporate Governance Practices (the "Code") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Group has considered the Code and has put in place corporate governance practices to meet all of the mandatory code provisions.

Throughout the year the Group has complied with all mandatory code provisions of the Code, as contained in Appendix 14 of the Listing Rules.

The Group continues to adopt the recommended best practices under the Code, however there are areas where full implementation is not considered appropriate, including:

(i) the Group provides a quarterly trading update to enable its shareholders to assess the performance, financial position and prospects of the Group, instead of announcing and publishing its quarterly results, as the Group believes this gives the shareholders the key quarterly information to assess the development of the Group's business in a cost effective manner; and

(ii) a separate internal audit function has not been established as the current size of operations and the degree of overview by executive Directors and senior management means that it remains more effective to use staff from different sections of the Group to carry out internal control review in sections other than their own.

The Board of Directors

The Board's primary responsibilities are to formulate Pacific Basin's long-term corporate strategies, to oversee the management of the Group, to evaluate the performance of the Group and to assess the achievement of targets periodically set by the Board. The Board is directly accountable to the shareholders and is responsible for preparing the financial statements.

The Board is also required to approve (i) the acquisition or disposal of vessel tonnage that requires shareholder notification or approval under the Listing Rules of the Stock Exchange; (ii) developments in the strategic direction of the Group; and (iii) matters involving a conflict of interest for a substantial shareholder or Director.

The Board comprises eleven Directors, whose biographical details are set out in the "Directors, Senior Management and Key Staff" section of this Annual Report. Five of the Directors are executive (one of whom has tendered his resignation with effect from 31 March 2007), two are non-executive and four are independent non-executive. The six non-executive Directors bring a broad range of financial, regulatory and commercial experience and skills to the Board, which contributes to the effective strategic management of the Group. The executive Directors are not permitted to engage in any other business which is in competition with that of the Group, and are required, with the exception of the Chairman, to devote all of their active business time to the business and affairs of the Group.

In accordance with the Company's Bye-laws, at each annual general meeting one-third of the Directors (rounded up if their number is not a multiple of three) shall retire from office by rotation.

Please refer to the Report of the Directors for the composition of the Board and Board Committees and the terms of appointment of each Director.

The posts of Chairman and Chief Executive Officer are held separately by Mr. Christopher R. Buttery and Mr. Richard M. Hext respectively and their roles and responsibilities are separate and are set out in writing.

The Chairman is responsible for formulating and setting Group strategies and policies in conjunction with the Board and for ensuring that he and his delegates shall, in the capacity of Chairman, comply with the responsibilities under the Code. The Chief Executive Officer and the Deputy Chief Executive Officer are charged with the running of the Group and are responsible for ensuring that appropriate information is circulated regularly so that Board members can actively contribute to the Group's development. The Chief Executive Officer and the Deputy Chief Executive Officer are also responsible for managing Group strategic initiatives and major business activities such as mergers/acquisitions and the sale and purchase of vessels.

Pursuant to the requirement of the Listing Rules, the Company has received written confirmation from all four independent non-executive Directors of their independence from the Company and considers them to be independent.

The Board met on six occasions during 2006. The attendance of individual Directors at the Board meetings and three other Board Committees (the Audit Committee, the Remuneration Committee and the Nomination Committee) is set out in the table below.

	Meetings Attended/Held			
	Board	Audit Committee	Remuneration Committee	Nomination Committee
Executive Directors				
Christopher R. Buttery	6/6			
Richard M. Hext	6/6			
Paul C. Over (tendered resignation with effect from 31 March 2007)	6/6			
Wang Chunlin (appointed on 1 September 2006)	2/3			
Klaus Nyborg (appointed on 4 September 2006)	3/3			
Mark M. Harris (resigned on 7 April 2006)	1/1			
Non-executive Directors				
Dr. Lee Kwok Yin, Simon	5/6		2/4	1/2
Daniel R. Bradshaw (appointed on 7 April 2006)	5/5	3/3	3/3	1/2
Brian P. Friedman (resigned on 17 May 2006)	1/2		1/2	0/1
Independent non-executive Directors				
Robert C. Nicholson	6/6	3/4	4/4	2/2
Patrick B. Paul	6/6	4/4	4/4	2/2
The Earl of Cromer	5/6	4/4	4/4	2/2
David M. Turnbull (appointed on 17 May 2006)	2/4	2/2	0/1	0/0

The Board confines itself to making broad policy decisions, such as the Group's overall strategies and policies, annual budgets and business plans, while delegating responsibility for more detailed consideration to the various Board Committees and the executive Directors. The executive Directors are responsible for overseeing the Group's business operations, implementing the strategies laid down by the Board and making day-to-day operating decisions.

The Board has established Audit, Remuneration and Nomination Committees in accordance with the Code and all or a majority of the members of the Committees are independent non-executive Directors. The Board has also established an Executive Committee to streamline the decision making process of the Company in certain circumstances. Decisions made by the Board and the Board Committees are based on detailed analysis prepared by management. The terms of reference of these Board Committees are posted on the Company's website at www.pacbasin.com.

The Audit Committee

The Audit Committee consists of all four independent non-executive Directors, namely Mr. Patrick B. Paul (Committee Chairman), Mr. Robert C. Nicholson, The Earl of Cromer, and Mr. David M. Turnbull, and one non-executive Director, Mr. Daniel R. Bradshaw. The main responsibilities of the Audit Committee are to review the financial statements and the auditors' reports and monitor the integrity of the financial statements. The Audit Committee is also charged with reviewing the effectiveness of the financial reporting system and internal control procedures. Other responsibilities include the policy for the engagement of auditors, approval of the auditors' remuneration, discussion of audit procedures and any other matters arising from the above.

The Audit Committee held four meetings during the year. The work of the Audit Committee in 2006 included reviews of:

(i) the 2005 annual report and annual results announcement with a recommendation to the Board for approval;

(ii) the external auditors' audit committee report in respect of the 2005 audit;

(iii) the 2006 interim report and interim results announcement;

(iv) the progress and results of management's self assessment of risks and internal controls and recommendation on approaches;

(v) connected party transactions;

(vi) the summary of insurance policies of the Group;

(vii) the external auditors' internal controls memorandum in respect of the 2005 audit;

(viii) the external auditors' 2006 audit strategy memorandum and approval of the 2006 audit plan;

(ix) approval of the remuneration of external auditors for both audit and non-audit related work;

(x) the eligibility of Audit Committee members; and

(xi) external auditors' independence.

During the reporting year, the Audit Committee met with the external auditors twice without the presence of any executive Directors.

The Remuneration Committee

The Remuneration Committee consists of two non-executive Directors Dr. Lee Kwok Yin, Simon and Mr. Daniel R. Bradshaw and all four independent non-executive Directors Mr. Robert C. Nicholson (Committee Chairman), Mr. Patrick B. Paul, The Earl of Cromer and Mr. David M. Turnbull. Mr. Brian P. Friedman was also a member of the Remuneration Committee until 7 April 2006 before his resignation as a non-executive Director on 17 May 2006.

The main responsibility of the Remuneration Committee is to determine the remuneration structure of the executive Directors and senior management, taking into account the salaries paid by comparable companies, as well as the time commitment and responsibilities of the executive Directors and senior management. It makes recommendations to the Board for the remuneration of non-executive Directors. It also reviews and approves performance-based remuneration and administers and oversees the Group's Long Term Incentive Scheme. The Remuneration Committee ensures that no Director is involved in deciding his own remuneration.

The Remuneration Committee held four meetings during the year. The work of the Remuneration Committee included the following matters:

- approval of 2005 year end bonuses and 2006 salary increases for executive Directors and senior management;
- approval of Mr. Daniel R. Bradshaw's remuneration for his appointment as the Deputy Chairman, a non-executive Director and a member of the Audit, Remuneration and Nomination Committees of the Company with effect from 7 April 2006;

- award of a total of 750,000 restricted shares under the Long Term Incentive Scheme to one key staff member and three employees;
- approval of management's proposal to offer Mr. Richard M. Hext the opportunity to convert his unvested share options into restricted shares;
- approval of the employment terms and compensation package of Mr. Klaus Nyborg as Deputy Chief Executive Officer;
- approval of the provision of a housing allowance to Mr. Richard M. Hext; and
- review and consideration of the Long Term Incentive Scheme and approval of the annual cash bonuses to certain staff members.

The Nomination Committee

The Nomination Committee consists of two non-executive Directors Dr. Lee Kwok Yin, Simon and Mr. Daniel R. Bradshaw and all four independent non-executive Directors Mr. Robert C. Nicholson (Committee Chairman), Mr. Patrick B. Paul, The Earl of Cromer and Mr. David M. Turnbull. Mr. Brian P. Friedman was also a member of the Nomination Committee until 7 April 2006 before his resignation as a non-executive Director on 17 May 2006.

The Nomination Committee meets as and when required to oversee the nomination of Directors to the Board ensuring that all such nominations are fair and transparent and that the Board benefits from the right balance of skills, experience and knowledge to govern effectively. The Nomination Committee also reviews the structure, size and composition of the Board, paying regard to the Stock Exchange board composition rules.

The Nomination Committee held two meetings during the year. The work of the Nomination Committee included the approval to the Board of:

- the appointment of Mr. Daniel R. Bradshaw as the Deputy Chairman, a non-executive Director and member of the Audit, Remuneration and Nomination Committees;
- the appointment of Mr. David M. Turnbull as an independent non-executive Director of the Company (whose remuneration was subsequently approved by written resolutions of the full Board);
- the recruitment and appointment of Mr. Klaus Nyborg as the Deputy Chief Executive Officer and an executive Director; and
- the appointment of Mr. Wang Chunlin as an executive Director of the Company.

The Executive Committee

The Executive Committee consists of four executive Directors: the Chairman Mr. Christopher R. Buttery, Chief Executive Officer Mr. Richard M. Hext, Deputy Chief Executive Officer Mr. Klaus Nyborg and executive Director Mr. Wang Chunlin.

The main responsibilities of the Executive Committee are (i) to identify and execute transactions for vessel purchases and sales that do not require shareholder notification or approval under the Listing Rules of the Stock Exchange; (ii) to identify and execute the sale and charter back of vessels; (iii) to identify and execute transactions for long term charters (inward); and (iv) set cargo cover levels which are within the normal course of the business of the Group. In addition, it has the authority to (v) make decisions over commencement or cessation of employment and ongoing remuneration for "key staff" as listed in the Directors, Senior Management and Key Staff section of this Annual Report; and (vi) exercise the Company's general mandate to repurchase shares in accordance with the parameters set by the Board and the limits approved by the shareholders.

Internal Controls

Framework

The Board has overall responsibility for the Group's system of internal control and the assessment and management of risks. The Group's Risk Management Committee ("RMC") which is headed by the Company's Deputy Chief Executive Officer, actively identifies and reviews significant risks of the Group with the objective of strengthening the risk management culture throughout the Group and minimising where possible the impact of unexpected outcomes from the major risks the Group is exposed to, so as to reduce sensitivity of the Company's earnings to those risks.

The system of internal controls is designed to provide reasonable, but not absolute, assurance against human error, material misstatement, losses, damages or fraud. Please also refer to the Risk Management section of this Annual Report.

The Group has in place a framework that is consistent with the COSO (the Committee of Sponsoring Organisation of the Treadway Commission) framework which has the following five components:

- Control environment – Defined organisational structures are established. Authority to operate various business functions is delegated to respective management within limits set by head office management or the executive Directors. The Board meets on a regular basis to discuss and agree business strategies, plans and budgets prepared by individual business units. The performance of the Group is reported to the Board on a monthly basis.

- Risk assessment – The Group identifies, assesses and ranks the risks that are most relevant to the Group's success according to their likelihood, financial consequence and reputational impact on the Group.

- Control activities – Policies and procedures are set for each business function which includes approvals, authorisation, verification, recommendations, performance reviews, asset security and segregation of duties.

- Information and communication – The Group documents operational procedures of all business units. The risks identified and their respective control procedures are documented in risk registers by the RMC and reviewed by the Audit Committee at least annually.

- Monitoring – The Group adopts a control and risk self-assessment methodology, continuously assessing and managing its business risks by way of internal audits, and communication of key control procedures to employees. The RMC is tasked with the responsibility to assess the performance and effectiveness of the controls on a systematic basis. Findings of the assessments are submitted to the Audit Committee.

Annual assessment

Activities, procedures, existing controls and new controls to be implemented are documented in the risk registers. The existence and effectiveness of the existing control procedures are tested with a frequency being determined by reference to the ranking of each individual risk area. All significant risks are tested annually and others once every two to three years.

The criteria for assessing the effectiveness of internal controls are based on an assessment of whether the documented control processes have operated throughout the period being reviewed, and to identify whether there are any control weaknesses. During 2006, the RMC carried out an audit of control procedures in respect of all significant Group risks with findings reported to the Audit Committee. This work was carried out by staff from different sections of the Group to those where the controls were being tested as the Group does not have a separate internal audit function.

Effectiveness of internal control system

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. The Group's system of internal controls is designed for the identification and management of risks that are significant to the fulfillment of its business objectives. The Audit Committee reviews the findings and opinion of the RMC on the effectiveness of the Group's system of internal control and reports to the Board annually.

In respect of the year ended 31 December 2006, the Board has reviewed the internal control systems of the Group and no significant areas of concern were identified.

Controls on price-sensitive information

With respect to the procedures and internal controls for the handling of and dissemination of price sensitive information:

- the Group is fully aware of its obligations under the Listing Rules;

- the Group conducts its affairs with close regard to the "Guide on Disclosure of Price-sensitive Information" issued by the Stock Exchange in 2002;

- through channels such as financial reporting, public announcements and websites, the Group has implemented and disclosed its policy on fair disclosure by pursuing broad, non-exclusionary distribution of information to the public;
- the Group has included in its Code of Conduct a strict prohibition on the unauthorised use of confidential or insider information; and
- the Group has established and implemented procedures for responding to external enquiries about the Group's affairs, so that only the Chief Executive Officer, Deputy Chief Executive Officer and investor relations team are authorised to communicate with parties outside the Group.

Directors' Securities Transactions

The Board of Directors has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules (the "Model Code").

The Board confirms that, having made specific enquiry of all Directors, the Directors of the Company have complied with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions.

Senior Management and Staff Securities Transactions

The Company has adopted rules for senior managers and those staff who are more likely to be in possession of unpublished price-sensitive information or other relevant information in relation to the Group based on the Model Code for Securities Transactions by Directors (the "Dealing Rules"). These senior managers and staff have been individually notified and provided with a copy of the Dealing Rules.

Directors and Senior Management – Remuneration and Share Ownership

Details of the remuneration and share ownership of the Directors and senior management are contained in the Remuneration Report and Report of the Directors of this Annual Report.



Auditors' Remuneration

Remuneration paid to the Group's external auditors for services provided for the year ended 31 December 2006 is as follows:

	US$'000
Audit	826
Non-audit related	219
Total	1,045





Directors, Senior Management and Key Staff



Executive Directors

Christopher R. Buttery

age 56,
Chairman

Christopher Buttery has over 30 years of experience in the shipping industry. He graduated from University College, Oxford University in 1971 and holds a Masters degree in Modern History. He first joined Jardine, Matheson & Company Limited and progressed through various shipping-related corporate assignments in Hong Kong, Taiwan, and Japan, becoming a Director of Jardine Shipping Limited in 1979 after completing the London Business School Executive Programme. He founded the original Pacific Basin business in 1987 and was Chairman and Chief Executive when that business was listed on Nasdaq in New York from 1994 to 1996. The business was acquired by a third party in September 1996 and, after one year as an advisor to the acquiror, he left the group and was instrumental in re-establishing the current Pacific Basin in 1998. Mr. Buttery became Deputy Chairman of the Group in 2001 and Chairman in March 2004. He has served as a Director of Jardine Fleming Japanese Smaller Companies Limited (listed on The London Stock Exchange) and is also a Director of The Ton Poh Emerging Thailand Fund.

Richard M. Hext

age 49,
Chief Executive Officer

Richard Hext has lived in Asia for 29 years and has been in shipping for over 27 years. He graduated from Worcester College, Oxford University in 1978 and holds a Masters degree in Modern History and Economics. He has since attended executive programmes at INSEAD, Oxford University and Stanford University. He served with John Swire & Sons Limited from 1978 to 2000 during which time he held senior management positions with a number of Swire subsidiaries and joint ventures including P&O Swire Containers in Australia, Steamships Trading in Papua New Guinea, Swire Pacific Offshore in the United Arab Emirates and in Qatar and The China Navigation Company Limited in Hong Kong where he was Managing Director from 1996. From early 2000 he was a Director of John Swire & Sons (HK) Limited which controls a number of Hong Kong companies including Hong Kong-listed Swire Pacific Limited. He also served on the boards of Modern Terminals Limited, Hong Kong Salvage and Towage and Hong Kong United Dockyards. From late 2000 to early 2003, he was Chief Executive Officer of LevelSeas Limited. From 2003 until early 2005 he served as Chief Executive Officer of the Marine Services Division of V Ships, which is the world's largest ship management group. Mr. Hext joined Pacific Basin as an executive Director in April 2005.

Klaus Nyborg

age 43,
Deputy Chief Executive Officer

Klaus Nyborg has a Diploma (Econ), and Bachelor of Arts and MSc degrees in Business and Business Law – all from Copenhagen Business School and has since attended executive programmes at London Business School and IMD. He started his career in shipping in 1990 with AP Moller-Maersk where he served as General Manager, Corporate Secretariat. He was General Manager & Regional CFO of Maersk Sealand for the Europe/Africa region in 1997/98, then Vice President/Regional CFO and Head of Corporate Affairs for Asia, Oceania and the Middle East from 1998 to 2001. He was CFO and Director of Maersk Logistics International until 2002 when he joined TORM (a Copenhagen and NASDAQ-listed product tanker and dry bulk shipping group) where he was the CFO and an executive Director until June 2006. Mr. Nyborg joined Pacific Basin as an executive Director and Deputy Chief Executive Officer on 4 September 2006.

Paul C. Over

age 50,
Executive Director, UK

Paul Over has over 25 years of experience in the shipping industry. He joined the London shipbroking company of Eggar Forrester Ltd. in 1976 as a trainee shipbroker after gaining experience at sea with Kristian Jebsen A/S. He then joined Jardine, Matheson & Company Ltd., transferring to Hong Kong in 1980 to become the chartering manager for Jardine Shipping Ltd. He left Jardine in 1984 to join Continental Grain Company in Hong Kong. He joined the original Pacific Basin business as a Director at its inception in 1987. He was appointed Chief Operating Officer in 1991, a position he held until September 1996 when the company was acquired by a third party. He remained employed by that party until March 1998 and took up his current position with Pacific Basin in July of that year. He is a Director of Pacific Basin Shipping (UK) Limited and is responsible for overseeing the Group's business development in the Middle East and key cargo relationships. He is also a Director of The London Steam Ship Owners' Mutual Insurance Association and the Baltic Exchange. Mr. Over will resign as an executive Director on 31 March 2007 but will remain with the Group as Senior Advisor.

Wang Chunlin

age 43,
Executive Director, Group Business Development

Wang Chunlin graduated from the University of International Business and Economics in Beijing in 1986 and has since attained an MBA degree from Murdoch University in Australia and an MSc degree in International Shipping and Transport Logistics from the Hong Kong Polytechnic University. Mr Wang has been in shipping since joining the Sinotrans Group in Beijing in 1986. From 1993 to 1995, he served as Managing Director of Sinotrans' joint venture International Container Leasing Company Ltd. In 2002, he was promoted to Assistant President of Sinotrans Group and Managing Director of Sinotrans Shipping Limited. In 2005, he joined IMC Group where he was a director of IMC Pan Asia Alliance Pte. Ltd. and Managing Director of IMC Shipyard and Engineering Ltd. Mr. Wang joined Pacific Basin on 1 March 2006 with responsibility for group business development and is currently responsible for Asia Pacific Maritime and Infrastructure Group (APMIG), a wholly owned subsidiary specialising in maritime infrastructure projects in China. Mr. Wang's term as an executive Director commenced on 1 September 2006.

Non-executive Directors

Daniel R. Bradshaw

age 60

Daniel Bradshaw graduated from Victoria University of Wellington (New Zealand) with a Bachelor of Laws (1969) and a Master of Laws (1971) and has been admitted as a solicitor in New Zealand, England and Hong Kong. Since 1978 he has worked at Johnson, Stokes and Master, from 1983 to 2003 as a partner and from 1996 to 2003 as head of the firm's shipping practice and since 2003 as a consultant. He was Vice Chairman of the Hong Kong Shipowners' Association from 1993 to 2001 and he was a member of the Hong Kong Port and Maritime Board until 2003. He is currently a member of the Maritime Industry Council of Hong Kong and is on the board of Euronav, a Euronext listed tanker company. Mr. Bradshaw joined the Board of Pacific Basin as a non-executive Director and Deputy Chairman at the conclusion of the Annual General Meeting on 7 April 2006.

Dr. Lee Kwok Yin, Simon *M.B.E., J.P.*

age 79

Dr. Lee is Chairman of the Sun Hing Group of Companies, which was established in 1945 and is involved in shipping, insurance, warehousing, transportation and real estate investments in Hong Kong and Canada. He has served extensively on marine-related government committees, including a term as Chairman of the Shipping Committee of the Hong Kong General Chamber of Commerce. He has been a Director of Pacific Basin since 1998 and a Director of Wing Hang Bank since 1991. Dr. Lee was awarded an Honorary Doctorate Degree in Social Sciences by the University of Hong Kong in March 2006.

Independent Non-executive Directors

Robert C. Nicholson

age 51

Robert Nicholson, a graduate of the University of Kent, qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganisations and the privatisation of state-owned enterprises in the People's Republic of China. He was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an independent non-executive Director of QPL International Holdings Limited. In November 2005, he became a non-executive Director of India Capital Growth Fund Limited which is listed on the AIM market of the London Stock Exchange. He serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Level Up! International Holdings Pte Ltd. He joined the Board of First Pacific Company Limited in June 2003 and was named an executive Director in November 2003. Mr. Nicholson joined the Board of Pacific Basin in March 2004.

Patrick B. Paul

age 59

Patrick Paul graduated from St. John's College, Oxford University in 1969 and is a qualified accountant. In a 33 year career with PricewaterhouseCoopers (PwC), he held a number of senior management positions in Hong Kong, including Chairman and Senior Partner of the firm for seven years. Since retiring from PwC in 2002, he has taken up a number of independent non-executive directorships, including with Johnson Electric Holdings Limited, The Hongkong and Shanghai Hotels Limited and Kingsway International Holdings Limited. He is also a member of the Managing Board of Kowloon-Canton Railway Corporation. Mr. Paul joined the Board of Pacific Basin in March 2004.

The Earl of Cromer

age 60

The Earl of Cromer worked for 40 years in the Far East of which 20 years were as an executive Director of Inchcape Pacific Limited as Managing Director of Inchcape China Limited with responsibility for all of Inchcape's business interests in China. He has more recently held board positions with various China and Asia-related investment trusts including the Chairmanship of JF China Region Fund Inc., the Japanese High Yield Property Fund and Cambridge Asia Fund as well as board positions on the Schroder Asia Pacific Fund and Pedder Street Absolute Return Fund. In 1994 he established Cromer Associates Limited advising European and American companies seeking to invest in Asia as well as Asian companies looking to invest in Europe. The Earl of Cromer joined the Board of Pacific Basin in March 2004.

David M. Turnbull

age 52

David Turnbull graduated from Cambridge University with an honours degree in Economics and has been Executive Chairman of Allco Finance (Asia) Limited, the Hong Kong subsidiary of Allco Finance Group Limited, since March 2006. Allco is a financial group specialising in originating and structuring transactions and funding and managing assets and specialised managed fund vehicles. He is a Director of Allco Finance Group Limited, a public listed Australian investment bank. He is an independent non-executive Director of Green Dragon Gas Limited since July 2006. Prior to joining Allco Finance Group, he was Chairman of Swire Pacific Ltd., Cathay Pacific Airways Ltd., and Hong Kong Aircraft Engineering Company Ltd., a non-executive Director of the Hongkong and Shanghai Banking Corporation, Hysan Development Co Ltd. and Air China. Mr. Turnbull joined the Board of Pacific Basin on 17 May 2006.

Senior Management

Andrew T. Broomhead

*age 45,
Chief Financial Officer and Company Secretary*

Andrew Broomhead graduated from Emmanuel College, Cambridge University, in 1982 and holds a Masters degree in Natural Sciences. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. His experience has been gained with Deloitte, Haskins & Sells, Samuel Montagu & Co., International Finance Corporation, Bakrie Investindo and Sanwa International Finance. He has been based in the UK, America, Singapore, Indonesia and Hong Kong, and has worked in Asia for over 13 years. Mr. Broomhead joined Pacific Basin in April 2003 as the Group's Chief Financial Officer and Company Secretary.

Jan Rindbo

*age 32,
General Manager, IHC Pool*

Jan Rindbo graduated from Naestved Business College in Denmark in 1993. In 1994 following his military service, he joined TORM, a major Danish ship owning and operating group where he specialised in handysize chartering activities and pool operations and was promoted to the position of Chartering Manager. He served with TORM in Denmark, Hong Kong and USA before returning to Hong Kong to manage the activities of the IHC Pool established by Pacific Basin in October 2001. He is responsible for the chartering and commercial operations of handysize and handymax vessels through the IHC and IHX Pools. Mr. Rindbo has been invited to join the Board of Pacific Basin as an executive Director with effect from 1 April 2007.

Charles Maltby

*age 35,
General Manager, Chartering and Freight Trading, UK*

Charles Maltby graduated from the University of Plymouth, UK in 1992 with a BSc in Maritime Business (International Shipping & Maritime Law). He began his shipping career with Mobil Shipping in London in 1992 before joining the chartering team of BHP Transport in 1996. Following three years in Australia as Senior Chartering Officer responsible for handysize and handymax chartering, he returned to London in 2000 to take up a senior capesize and panamax chartering position and, in 2001, moved to the Hague to establish the handysize/handymax chartering and trading desk for BHP Billiton. Mr. Maltby joined Pacific Basin in London in November 2005 to expand the handymax activities of the Group. He is a member of the Institute of Chartered Shipbrokers.

Key Staff

Ian Dalgleish

age 46,
General Manager, Melbourne
General Manager, International Marketing

Ian Dalgleish graduated from the Australian Maritime College in 1983. He is a master mariner and sailed with BHP on a variety of dry cargo vessels before joining BHP's chartering team in 1993. He moved to Chile as Shipping Manager for Minera Escondida in 1996 and then to Venezuela as Shipping Manager for Orinoco Iron in 2000 before returning to Australia to manage the Handy Pacific desk for BHP Billiton. Mr. Dalgleish joined Pacific Basin in February 2004 to establish the Group's IHC office in Melbourne. He is General Manager, Australia for Pacific Basin and, in addition, was appointed General Manager, International Marketing in July 2006, responsible for finding and developing new business opportunities for the Group.

Kristian Helt

age 29,
General Manager Pacific Chartering, Vancouver

Kristian Helt graduated from Svendborg Business College in 2000 and joined Scanbroker, a shipbroking firm in Copenhagen where he gained experience in the handysize sector. Mr. Helt joined Pacific Basin in Hong Kong in November 2002 with responsibility for the Company's chartering activities on the West Coast of North and South America. He relocated to Vancouver in 2005 to establish Pacific Basin's Vancouver office and he continues to be responsible for the Group's chartering activities in the Americas.

Morten H. Ingebrigtsen

age 45,
General Manager, Sale and Purchase

Morten Ingebrigtsen graduated from the Norwegian School of Management in 1986 with a Masters degree in General Business. He started his career with major Norwegian shipping group Wilh. Wilhelmsen where he gained experience in the sale and purchase of ships, new project analysis (for bulk carrier and tanker projects) and investor liaison. Mr. Ingebrigtsen joined Pacific Basin in Hong Kong in January 1989 to manage the sale and purchase activities of the business. He re-joined the current Pacific Basin in 1999 and continues to be in charge of the Group's sale and purchase and newbuilding activities.

Chanakya Kocherla

age 49,
General Manager, Fleet

Chanakya Kocherla graduated from the Directorate of Marine Engineering Training, India in 1978 with a first class degree in Marine Engineering. After four years at sea, he joined the IndoChina Steam Navigation Company ("IndoChina") (part of the Jardine Group) in Hong Kong where he served for 20 years until IndoChina was acquired by Pacific Basin in December 2001. During this time, he built up technical management experience in a variety of ship types including log/bulk carriers, multipurpose and container ships as well as oil and chemical tankers. Mr. Kocherla was appointed General Manager, Fleet, in September 2006. He is a member of the Hong Kong technical committee for Class NK.

Ben Lee

age 52,
President, Pacific Basin Shipping Consulting (Shanghai) Ltd.

Ben Lee graduated from the University of International Economics & Trade, Beijing in 1978 and has since attained an EMBA from the China-Europe International Business School. For over 25 years, he worked for a major Chinese state owned international trading company engaged in the import and export of machinery and equipment used for shipbuilding, shipping and offshore oil installations. He was appointed Chairman and President of that company in 2000. Mr. Lee joined Pacific Basin in September 2004 as President of Pacific Basin Shipping Consulting (Shanghai) Ltd. where he has administrative responsibility for the Group's China-based activities and is engaged in China-related business development.

Yoshimi Ohsasa

age 56,
Chief Representative, Tokyo

Yoshimi Ohsasa graduated from the Tokyo University of Mercantile Marine in 1975 before joining the tanker division of The Sanko Steamship Co., Ltd. In 1983 he joined Uemura Kaiun Shokai in Tokyo and in 1991 he took a position with ORIX Maritime Corporation where he focused on handysize chartering and operations. From 1995 to 1997, he worked in Singapore as Chief Representative of ORIX and established ORIX's Singapore-flagged fleet. He transferred to ORIX Corporation Marine and Projects, handling ship finance deals and mortgage loans. In May 2005, Mr. Ohsasa joined Pacific Basin's office in Tokyo where he serves as Chief Representative.

Danish Sultan

age 46,
Managing Director, PacMarine Services

Danish Sultan started his career at sea rising to the rank of Master before joining PacMarine Services in March 1996. He led the vetting inspection teams in both Singapore and Hong Kong before being promoted to General Manager of PacMarine Singapore in 2001. Mr. Sultan was promoted to Managing Director of the PacMarine Services Group in 2004. He is a member of the Nautical Institute and the Chartered Institute of Logistics and Transport.

William Y.S. Williams

age 65,
General Manager, Commercial Operations

William Williams graduated from the New York Maritime College with BSc and MSc degrees in Transportation in 1963. He joined Marine Transport Lines, a US-based shipping company in 1965 where he rose to the position of operations manager before taking up the same position at Continental Grain Company where he served for 20 years. In 1999 he managed operations of a US-based company until its fleet was acquired and placed under Pacific Basin's commercial management in 2002. Mr. Williams then joined Pacific Basin as General Manager Operations UK before taking up his current post in Hong Kong in November 2003.

Remuneration Report




BUILDING

This Remuneration Report sets out the Group's remuneration and remuneration policies for executive Directors, non-executive Directors and senior management.

Sections 2, 3, 4 and 6 below comprise the auditable part of the Remuneration Report and form an integral part of the Group's financial statements.

1. Executive Directors and Senior Management - Components of Remuneration

The key components of remuneration for executive Directors and senior management comprise fixed and variable elements and include base salary, annual discretionary bonus and long term equity incentives. The Board, through the Remuneration Committee, seeks to provide remuneration packages that are competitive, accord with market practice and allow the Group to attract and to retain executives and senior management with the skills, experience and qualifications needed to manage and grow the business successfully.

Base salary takes into consideration prevailing market conditions and local market practice as well as the individual's role, duties, experience and responsibilities.

Bonuses are determined based on the overall performance of the individual and the Group as assessed by the Remuneration Committee.

Equity awards are provided through the Company's Long Term Incentive Scheme which is designed to provide executive Directors, senior management, key staff and other employees with long term incentives that are aligned to and consistent with increasing shareholder value.

2. Executive Directors – Remuneration in 2006

The remuneration payable to the executive Directors and charged in the financial statements for the year ended 31 December 2006 for the periods that the directors held office is shown below:

	Salaries US$'000	Bonus US$'000	Employer's contribution to pension schemes US$'000	Total payable US$'000	Share-based compensation US$'000	Total payable and charged in the financial statements US$'000
2006						
Christopher R. Buttery	**398**	**400**	**2**	**800**	**185**	**985**
Richard M. Hext	**579**	**343**	**1**	**923**	**754**	**1,677**
Klaus Nyborg [(a)]	**146**	**225**	**-**	**371**	**184**	**555**
Paul C. Over	**432**	**325**	**2**	**759**	**185**	**944**
Wang Chunlin [(b)]	**113**	**57**	**5**	**175**	**46**	**221**
Mark M. Harris [(c)]	**546**	**-**	**1**	**547**	**137**	**684**
Total	**2,214**	**1,350**	**11**	**3,575**	**1,491**	**5,066**
2005						
Christopher R. Buttery	398	222	2	622	235	857
Richard M. Hext [(d)]	981	165	-	1,146	747	1,893
Paul C. Over	430	241	2	673	235	908
Mark M. Harris	573	319	2	894	235	1,129
Total	2,382	947	6	3,335	1,452	4,787

(a) Mr. Nyborg was appointed on 4 September 2006.

(b) Mr. Wang was appointed on 1 September 2006. He was an employee before that and the remuneration relating to that period is not included in this table.

(c) Mr. Harris resigned on 7 April 2006. Included in the 2006 salary figure was a termination payment of US$0.4 million. All unvested share options became fully vested and were fully exercised.

(d) Mr. Hext was appointed on 5 April 2005. Included in his 2005 salary was a one-off payment of US$0.6 million made upon completion of the first 30 days of his employment with the Company.

3. Non-executive Directors – Remuneration in 2006

The Company paid the following annual fees, with pro-rata adjustment for service less than one year.

	2006 US$'000	2005 US$'000
Non-executive Directors		
Daniel R. Bradshaw (appointed 7 April 2006)	**33**	–
Dr. Lee Kwok Yin, Simon	**38**	37
Brian P. Friedman (resigned 17 May 2006)	**15**	37
James J. Dowling (resigned 5 April 2005)	**-**	7
	86	81
Independent non-executive Directors		
Robert C. Nicholson	**58**	57
Patrick B. Paul	**51**	52
The Earl of Cromer	**45**	45
David M. Turnbull (appointed 17 May 2006)	**28**	–
	182	154
Total	**268**	235

4. Total Directors' Remuneration in 2006

The total remuneration payable to all executive and non-executive Directors and charged in the financial statements for the year ended 31 December 2006 is shown below:

	2006 US$'000	2005 US$'000
Directors' fees	**268**	235
Salaries	**2,214**	2,382
Bonus	**1,350**	947
Retirement benefit costs	**11**	6
Total payable	**3,843**	3,570
Share-based compensation	**1,491**	1,452
Total	**5,334**	5,022

5. Senior Management Remuneration in 2006

The total remuneration payable to senior management (as listed in the Directors, Senior Management and Key Staff section of this Annual Report) and charged in the financial statements for the year ended 31 December 2006 is shown below:

	2006 US$'000	2005 US$'000
Salaries	**816**	926
Bonus	**605**	512
Retirement benefit costs	**12**	5
Total payable	**1,433**	1,443
Share-based compensation	**334**	638
Total	**1,767**	2,081

Included in the 2005 salary figure is a termination benefits payment of US$0.2 million in relation to a senior manager who resigned in October 2005.



6. Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2005: four) Directors whose emoluments are reflected in section 2 of this Remuneration Report. The emoluments payable to the one remaining highest paid individual (2005: one) for the year ended 31 December 2006 are shown below:

	2006 US$'000	2005 US$'000
Salaries	**298**	254
Bonus	**300**	127
Retirement benefit costs	**2**	1
Termination benefits	**-**	154
Total payable	**600**	536
Share-based compensation	**139**	286
Total	**739**	822

The emoluments of the one remaining highest paid individual (2005: one) fell within the following band:

	Number of individuals	
	2006	2005
Emolument bands		
US$705,128 – US$769,231 (HK$5,500,001 – HK$6,000,000)	**1**	–
US$769,231 – US$833,333 (HK$6,000,001 – HK$6,500,000)	**-**	1
	1	1

During the year, the Group did not pay the Directors any inducement to join or upon joining the Group. No directors waived or agreed to waive any emoluments during the year.

Report of the Directors





The Directors have pleasure in submitting their report together with the audited financial statements of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2006.

Principal Activities and Analysis of Operations

The principal activity of the Company is investment holding. The activities of the Company's principal subsidiaries (set out in Note 32 to the financial statements) are primarily ship owning and ship chartering.

Results and Appropriations

The results of the Group for the year are set out in the consolidated income statement on page 84.

The Group's dividend policy is to pay out by way of interim and final dividends not less than 50% of profits available for distribution in each financial year.

Consistent with the above dividend policy and taking into consideration the Group's performance and current financial position, the Directors have recommended the payment of a final dividend of HK 22.5 cents per share for the year ended 31 December 2006. When this proposed final dividend is aggregated with the interim dividend of HK 20 cents per share declared on 22 August 2006, the total payout of HK 42.5 cents per share represents 71% of the Group's profits for the year ended 31 December 2006. The proposed final dividend for 2006 of HK 22.5 cents per share is to be considered at the 2007 Annual General Meeting scheduled for 4 April 2007.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in Note 18 to the financial statements.

Donations

Charitable and other donations made by the Group during the year amounted to US$27,000.

Placing of New Shares

On 15 November 2006, the Company issued 257,000,000 new shares at a price of HK$4.75 per share, representing approximately 19.8% of the then existing share capital of the Company and 16.5% of the then enlarged share capital of the Company. The net proceeds of the placing were approximately US$154.3 million (or HK$1,199 million). The purpose of the placing was to raise capital for investment predominately in handysize and handymax vessels whenever suitable opportunities arise and to extend the Group's services beyond its traditional port to port offering to areas such as maritime infrastructure projects.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group are set out in Note 6 to the financial statements.

Share Capital

Details of the movements in share capital of the Company are set out in Note 17 to the financial statements.

Distributable Reserves

Distributable reserves of the Company at 31 December 2006, calculated in accordance with the Companies Act 1981 of Bermuda, amounted to US$84.9 million.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's bye-laws and there is no restriction against such rights under Bermuda Law.

Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out in the Group Financial Summary section of this Annual Report.

Purchase, Sale or Redemption of Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

Long Term Incentive Scheme

Share options and share awards are granted to executive Directors, senior management and other employees under the Company's Long Term Incentive Scheme ("LTIS").



(a) Purpose and eligible participants of the LTIS

The LTIS enables the Company to grant share options and share awards to eligible participants (and their related trusts and companies), being principally directors, employees, secondees, shareholders, business partners, agents, consultants or



representatives, customers of the Group or of any Controlling Shareholder, suppliers of goods and services and persons or entities that provide research, development, advisory, consultancy or professional services to the Group or any Controlling Shareholder, as an incentive or reward for their contributions to the Group.

(b) Maximum number of shares

The total number of shares which may be issued by the Company or transferred to (i) the trustee of the LTIS in satisfaction of share awards and (ii) in respect of options that have been granted or to be granted, under the LTIS or any other schemes must not, in aggregate, exceed 126,701,060 shares, representing 8.13% of the shares in issue as at the date of this Annual Report. As at the date of this Annual Report, 21,258,000 share options were still outstanding and 7,720,769 restricted shares were unvested under the LTIS which represents 1.86% of the issued share capital of the Company.

(c) Limit for each Eligible Participant

The aggregate number of shares issued and to be issued upon exercise of share options or vesting of share awards granted in any 12 month period to an eligible participant (including both exercised and outstanding options and vesting of outstanding share awards) shall not exceed 1% of the shares in issue as at the date of grant.

(d) Basis of determining the exercise price of options

The exercise price payable on exercise of the share options under the LTIS shall be determined by the Board and notified to each grantee. The exercise price shall not be less than the higher of: (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of that share option, which must be a business day; (ii) the average of the closing prices per share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant of that share option; and (iii) the nominal value of the shares.

All notices to exercise share options shall be accompanied by a remittance for the full amount of the subscription price for the shares in respect of which the notice is given.



(e) **Procedure of granting restricted share awards**

The Board entered into a trust deed to appoint a trustee to administer share awards under the LTIS and to constitute a trust to hold property transferred by the Company to the trustee (which shall include cash or shares) in order to satisfy grants of share awards. At the direction of the Board, the trustee shall either subscribe for new shares at par from the Company or acquire existing shares in the market in accordance with the LTIS.

(f) **Remaining life of the scheme**

The LTIS will remain in force unless terminated by resolution in a general meeting or by the Board. No further share options or share awards can be offered under the LTIS after 14 July 2014, being the 10th anniversary of the adoption of the LTIS.

(g) **Awards granted**

Details of the grant of long term incentives and a summary of the movements of the outstanding incentives during the year ended 31 December 2006 under the LTIS are as follows:

(i) Share options

	Number of share options				
	Held at 1 January 2006	Exercised during the year[2]	Cancelled or lapsed during the year	Held at 31 December 2006	Exercise price per share (HK$)
Executive Directors					
Christopher R. Buttery	3,200,000[1]	(1,600,000)	-	1,600,000	2.50
Richard M. Hext	5,000,000	-	(5,000,000)[4]	-	3.875
Paul C. Over	3,200,000[1]	(1,600,000)	-	1,600,000	2.50
Mark M. Harris	3,200,000[1]	(3,200,000)[3]	-	-	2.50
	14,600,000	(6,400,000)	(5,000,000)	3,200,000	
Senior Management	6,100,000[1]	(3,700,000)	-	2,400,000	2.50
Key Staff	6,920,000[1]	(1,512,000)	-	5,408,000	2.50
Other Employees	17,150,000[1]	(6,500,000)	(400,000)[5]	10,250,000	2.50
	44,770,000	(18,112,000)	(5,400,000)	21,258,000	

Notes:

(1) The share options granted on 14 July 2004 vest over three years. One-third of the share options can be exercised one year after the date of grant, one-third two years after the date of grant and one-third three years after the date of grant. All share options will expire on 14 July 2014.

(2) The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$3.97.

(3) Mr. Harris resigned on 7 April 2006. All unvested share options became fully vested and were fully exercised.

(4) On 20 March 2006, the 5 million share options granted to Mr. Hext when he joined the Company as an executive Director on 5 April 2005 were cancelled and in their place he was granted 1,020,408 Shares in the form of restricted share awards.

(5) 400,000 share options lapsed following the resignation of an employee in August 2006.

(ii) Restricted share awards

	Number of restricted share awards			
	As at 1 January 2006	**Granted during the year**	**Vested or lapsed during the year**	**As at 31 December 2006**
Executive Directors				
Richard M. Hext	3,333,333[1]	1,020,408[2]	(870,747)[1&2]	3,482,994
Klaus Nyborg	–	2,500,000[3]	(500,000)[3]	2,000,000
Wang Chunlin	–	550,000[4]	–	550,000
Key Staff	577,776[5]	650,000[6]	(333,333)[5]	894,443
Other Employees	399,999[7]	1,025,000[8]	(266,667)[7]	1,158,332
	4,311,108	5,745,408	(1,970,747)	8,085,769

Notes:

(1) Granted on 8 June 2005, of which (i) 666,667 Shares vested on 5 April 2006, (ii) 666,667 Shares will vest on 5 April 2007, (iii) 666,667 Shares will vest on 5 April 2008, (iv) 666,666 Shares will vest on 5 April 2009 and (v) 666,666 Shares will vest on 5 April 2010.

(2) Granted on 20 March 2006, of which (i) 204,080 Shares vested on 5 April 2006, (ii) 204,080 Shares will vest on 5 April 2007, (iii) 204,080 Shares will vest on 5 April 2008, (iv) 204,080 Shares will vest on 5 April 2009 and (v) 204,088 Shares will vest on 5 April 2010.

(3) Granted on 19 September 2006, of which 500,000 Shares vested on 19 September 2006 and 500,000 Shares will vest on each of 4 September 2008, 2009, 2010 and 2011.

(4) Granted on 9 March 2006 and 110,000 Shares have vested on 1 March 2007 and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

(5) Granted on 8 June 2005, of which (i) 88,888 Shares lapsed in August 2006 due to the resignation of a key staff; (ii) 244,445 Shares vested on 30 November 2006 and (iii) 244,443 Shares will vest on 30 November 2007.

(6) 400,000 Shares were granted on 9 March 2006 and 80,000 Shares have vested on 1 March 2007 and an equal amount of 80,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011 respectively.

250,000 Shares were granted on 21 July 2006, of which 50,000 Shares will vest on each of 23 August 2007, 2008, 2009, 2010 and 2011 respectively.

(7) Granted on 8 June 2005, of which (i) 133,333 Shares lapsed in January 2006 due to resignation of an employee; (ii) 133,334 Shares vested on 30 November 2006 and (iii) 133,332 Shares will vest on 30 November 2007.

(8) 825,000 Shares were granted on 9 March and 15 March 2006, of which 175,000 Shares have vested on 1 March 2007, and an equal amount of 162,500 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011 respectively.

200,000 Shares were granted on 21 July 2006, of which 40,000 Shares will vest on each of 23 August 2007, 2008, 2009, 2010 and 2011 respectively.

The closing price of the shares of the Company immediately before the 5,745,408 restricted share awards on their respective grant dates were:

Date	Number of restricted share granted	HK$
9 March 2006	1,475,000	3.775
15 March 2006	300,000	3.800
20 March 2006	1,020,408	3.825
21 July 2006	450,000	3.875
19 September 2006	2,500,000	4.640

(h) Valuation of the share options

Based on a report prepared by Watson Wyatt Hong Kong Limited, the fair market values of the share options granted on 14 July 2004 under the LTIS based on the binomial option pricing model are as follows:

Tranche	Exercise period	Fair value per share option HK$	Number of share options as at date of grant
1	14 July 2005 to 13 July 2014	0.838	18,500,000
2	14 July 2006 to 13 July 2014	0.839	18,500,000
3	14 July 2007 to 13 July 2014	0.825	18,500,000
			55,500,000

Note: Key assumptions included an expected dividend yield of 8% per annum, volatility of the Company's share price of 50% per annum, a risk-free rate of interest of 4% and 4.1% per annum on the respective grant dates, that the employees will exercise their share options if the share price is 100% above the exercise price, and an expected rate of leaving service of eligible employees after the vesting date of 0.4% per annum.

Save as disclosed above, no right to subscribe for the securities of the Company nor its associated corporations within the meaning of the Securities and Futures Ordinance (the "SFO"), has been granted by the Company to, nor have any rights been exercised by, any person during the year.


Pacific Basin

Directors

The Directors[1] who held office up to the date of this Annual Report are set out below:

	Date of appointment					
	Board	Audit Committee	Remuneration Committee	Nomination Committee	Executive Committee	Terms of appointment
Executive Directors						
Christopher R. Buttery (Chairman)	15 March 2004	–	–	–	27 July 2005	3 years from 1 April 2004
Richard M. Hext[2] (Chief Executive Officer & Chairman of Executive Committee)	5 April 2005	–	–	–	27 July 2005	3 years from 5 April 2005
Klaus Nyborg (Deputy Chief Executive Officer)	4 September 2006	–	–	–	4 September 2006	3 years from 4 September 2006
Paul C. Over[3]	15 March 2004	–	–	–	–	3 years from 1 April 2004
Wang Chunlin	1 September 2006	–	–	–	1 September 2006	3 years from 1 September 2006
Mark M. Harris[4] (Group Chief Executive) (Stepped down on 7 April 2006)	15 March 2004	–	–	–	27 July 2005	3 years from 1 April 2004
Non-executive Directors						
Daniel R. Bradshaw[2] (Deputy Chairman)	7 April 2006	7 April 2006	7 April 2006	7 April 2006	–	3 years from 7 April 2006
Dr. Lee Kwok Yin, Simon[5]	15 March 2004	–	15 September 2004	1 March 2005	–	3 years from 6 June 2006
Brian P. Friedman[6] (Stepped down on 17 May 2006)	15 March 2004	–	15 September 2004	1 March 2005	–	3 years from 6 June 2006
Independent non-executive Directors						
Patrick B. Paul (Chairman of Audit Committee)	25 March 2004	18 May 2004	10 June 2004	30 November 2004	–	3 years from 28 May 2004
Robert C. Nicholson (Chairman of Remuneration Committee & Nomination Committee)	25 March 2004	18 May 2004	10 June 2004	30 November 2004	–	3 years from 28 May 2004
David M. Turnbull	17 May 2006	17 May 2006	17 May 2006	17 May 2006	–	3 years from 17 May 2006
The Earl of Cromer[7]	25 March 2004	18 May 2004	10 June 2004	30 November 2004	–	3 years from 28 May 2006

Notes:

(1) Pursuant to Bye-law 87(1), one-third of the Directors shall retire from office by rotation at each annual general meeting and retiring Directors shall be eligible for re-election at the annual general meeting.

(2) Mr. Hext assumed the position of Chief Executive Officer from the conclusion of the 2006 Annual General Meeting held on 7 April 2006 and at the same time resigned as Deputy Chairman. The position of Deputy Chairman was assumed by Mr. Bradshaw who was appointed as a non-executive Director from the conclusion of the 2006 Annual General Meeting.

(3) Mr. Over has tendered notice that he will resign as an executive Director with effect from 31 March 2007. However, Mr. Over will assume the position of Senior Advisor to the Company with effect from 1 April 2007. His main roles as a Senior Advisor will be in marketing the IHX pool as well as business development in the Middle East and Atlantic markets.

(4) Mr. Harris resigned as the Group Chief Executive and an executive Director with effect from 7 April 2006.

(5) Dr. Lee was re-nominated as a non-executive Director in June 2005 for a further 12 months until 5 June 2006. He was re-elected at the 2006 Annual General Meeting and his term of appointment was extended for 3 years until June 2009.

(6) Mr. Friedman resigned as a non-executive Director with effect from 17 May 2006.

(7) The Earl of Cromer was re-elected at the 2006 Annual General Meeting and his term of appointment was extended for 3 years until 28 May 2009.

Messrs. Patrick B. Paul and Robert C. Nicholson will retire at the forthcoming 2007 Annual General Meeting by rotation pursuant to the Company's Bye-laws 87(1) & (2), and, being eligible, will offer themselves for re-election.

In accordance with Bye-law 86(2) of the Company, Messrs. Christopher R. Buttery, Klaus Nyborg, Wang Chunlin, Daniel R. Bradshaw and David M. Turnbull, whose terms of appointment were extended by the Board or who were newly appointed by the Board during 2006, being eligible, will offer themselves for re-election at the forthcoming 2007 Annual General Meeting.

Directors' Service Contracts

None of the Directors who are proposed for re-election at the forthcoming 2007 Annual General Meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance in relation to the Group's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical Details of Directors and Senior Management

Brief biographical details of Directors and senior management are set out in the Directors, Senior Management and Key Staff section of this Annual Report.



Directors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Company or Any Associated Corporation

At 31 December 2006, the discloseable interests and short positions of each Director and the Chief Executive in shares, underlying shares and debentures of the Company and its associated corporations within the meaning of Part XV of the SFO, which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO, or (b) were required to be entered in the register maintained by the Company under Section 352 of the SFO or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

Director	Corporate interests	Personal interests	Trust & similar interests	Number of underlying Shares under equity derivatives (Share options)	Total Share interests	Approximate percentage of the issued share capital of the Company
Christopher R. Buttery	–	2,813,308	11,786,905[2]	1,600,000[1]	16,200,213	1.04%
Richard M. Hext	–	3,653,741[1]	–	–	3,653,741	0.23%
Klaus Nyborg	–	2,900,000[1]	–	–	2,900,000	0.19%
Paul C. Over	–	–	11,767,521[3]	1,600,000[1]	13,367,521	0.86%
Wang Chunlin	–	550,000[1]	–	–	550,000	0.035%
Daniel R. Bradshaw	869,417[4]	–	–	–	869,417	0.056%
Dr. Lee Kwok Yin, Simon	–	–	130,106,220[5]	–	130,106,220	8.35%
Patrick B. Paul	–	20,000	–	–	20,000	0.001%

Notes:

(1) Share options and restricted share awards were granted to certain Directors under the LTIS and have been disclosed from page 70 to page 72 under Long Term Incentive Scheme of this Report of the Directors. The personal interests of Mr. Nyborg constitute 400,000 shares and 2.5 million shares in the form of restricted shares granted to him pursuant to the LTIS.

(2) 11,786,905 shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(3) 11,767,521 shares are owned by Ansleigh Limited. Mr. Over is deemed to be interested in the entire share capital of Ansleigh Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 516,176 Shares held by Goldeneye Shipping Limited.

(5) 19,935,122 shares, 1,059,725 shares, 22,335,373 shares, 36,370,000 shares, 45,906,000 shares and 4,500,000 shares are beneficially owned by Asia Distribution Limited, Firelight Investments Limited, Eagle Pacific International Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited, respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

All the interests stated above represent long positions. No short positions were recorded in the register maintained by the Company under section 352 of the SFO as at 31 December 2006.

Save as disclosed above, at no time during the year was the Company, its subsidiaries, or its associates a party to any arrangement to enable the Directors and Chief Executive of the Company to hold any interests or short positions in the shares or underlying shares in, or debentures of, the Company or its associated corporation.

Substantial Shareholders' Interests and Short Positions in the Shares and Underlying Shares of the Company

The register of substantial shareholders maintained under Section 336 of the SFO shows that as at 31 December 2006, the Company had been notified of the following substantial shareholders' interests and short positions, being 5% or more of the Company's issued share capital.

Name	Capacity/ Nature of interest		Number of shares	Approx. percentage of the issued share capital of the Company
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	Long Positions Short Positions	130,106,220 –	8.35% –
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	Long Positions Short Positions	130,106,220 –	8.35% –
JP Morgan Chase & Co.[2]	Beneficiary owner, investment manager and approved lending agent	Long Positions Short Positions	97,980,200 –	6.29% –

Notes:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

(2) The shares held by JP Morgan Chase & Co. are held in the capacities of beneficial owner (relating to 350,000 shares), investment manager (relating to 27,888,000 shares) and custodian corporation/approved lending agent (relating to 69,742,200 shares).

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

During the year, the Group sold less than 30% of its goods and services to its five largest customers and purchased less than 30% of its goods and services from its five largest suppliers.

Connected Transactions

During the year, the Group had the following connected transaction that was subject to the Listing Rules' reporting requirements for disclosure in this Annual Report:

Insurance services from Sun Hing Insurance Brokers Limited ("Sun Hing")

Sun Hing has been appointed as a provider of insurance services to the Group on a non-exclusive basis, pursuant to an agreement dated 4 June 2004 with expiration on 31 December 2006 ("Main Agreement"). Sun Hing has provided such services in connection with arranging insurance policies in respect of the general affairs of the Group. Such services were provided to the Group on commercial terms and in the ordinary course of Sun Hing's business.

Sun Hing is approximately 35% owned indirectly by, and therefore an associate (as defined under the Listing Rules) of, Dr. Lee Kwok Yin, Simon, one of the Directors of the Company.

The Company paid to Sun Hing insurance premiums of insurance policies taken out via Sun Hing as agent during the term of the Main Agreement. The premiums were received by Sun Hing on behalf of the relevant insurers, and Sun Hing earned brokerage commission thereon from the insurers.

For the year ended 31 December 2006, premiums payable to Sun Hing amounted to US$0.3 million which is within the approved cap of US$1.0 million as disclosed in the Company's prospectus dated 30 June 2004.

Pursuant to the waiver letter issued by the Stock Exchange in respect of the above transaction, this connected transaction could be exempted if certain conditions are fulfilled based on the confirmation from independent non-executive Directors that this transaction satisfies the following conditions:

(a) the continuing connected transaction disclosed above is entered into by the Group in the ordinary and usual course of business;

(b) the continuing connected transaction has been entered into on an arm's length basis and conducted either on normal commercial terms, or where there is no available comparison, on terms no less favourable to the Group than those available to or from independent third parties; and

(c) the continuing connected transaction has been entered into in accordance with the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The independent non-executive Directors of the Company are satisfied that the above conditions had been met in 2006.

In accordance with paragraph 14A.38 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Board of Directors engaged the auditors of the Company to perform certain procedures on the above continuing connected transaction on a sample basis in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported their factual findings to the Board of Directors.

Based on the work performed, the external auditor of the Company have reported that the aforesaid continuing connected transaction (a) has been approved by the Board of the Company; (b) has been entered into in accordance with the terms of the relevant agreement governing the transaction, based on the sample selected; and (c) has not exceeded the caps allowed by the Stock Exchange in the previous waiver.

On 12 September 2006, the Company entered into a supplemental agreement with Sun Hing to renew the Main Agreement for a further term of three years until 31 December 2009 (the "Supplemental Agreement"). The continuing connected transaction contemplated under the Supplemental Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders' approval requirement. Please refer to the announcement published on 12 September 2006 for details.

It is expected that the premiums payable by the Group to Sun Hing as agent on behalf of the relevant insurers for the three years ending 31 December 2007, 31 December 2008 and 31 December 2009 shall not exceed US$530,000, US$750,000 and US$1,100,000 respectively (the "Annual Caps"). Such Annual Caps are estimated by the Group based on the relevant historical premiums paid by the Group, estimated future increases of such premiums, the estimated future number of employees and the estimated general insurance needs of the Group for each of the financial years 31 December 2007, 2008 and 2009.

Compliance with the Code on Corporate Governance Practices

Throughout the year, the Company has complied with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules. Please also refer to the Corporate Governance Report of this Annual Report.

Audit and Remuneration Committees

Details of the audit and remuneration committees are set out in the Corporate Governance Report of this Annual Report.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

Public Float

On the basis of information that is publicly available to the Company and within the knowledge of the Directors as at the date of this Annual Report, the Company has complied with the public float requirements of the Listing Rules.

By Order of the Board

Andrew T. Broomhead
Company Secretary

Hong Kong, 5 March 2007

Financial Statements



Independent auditor's report

To the Shareholders of Pacific Basin Shipping Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of Pacific Basin Shipping Limited (the "Company"), set out on pages 82 to 143, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. We have also audited the disclosures contained in sections 2, 3, 4 and 6 of the Remuneration Report ("the auditable part") on pages 60 to 65, which are referred to in note 22 to the financial statements.

Responsibility of Directors for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Responsibility of Auditor

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements, together with those parts of the Remuneration Report referred to in note 22 to the financial statements, give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2006 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5 March 2007

Consolidated balance sheet

As at 31 December 2006

	Note	2006 US$'000	2005 US$'000
Non-current assets			
Property, plant and equipment	6	**741,014**	504,309
Land use rights	7	**427**	-
Goodwill	8	**25,256**	25,256
Interests in jointly controlled entities	10	**15,299**	8,138
Derivative assets	11	**11**	3,382
Trade and other receivables	12	**11,968**	13,333
Restricted bank deposits	13	**-**	1,200
		793,975	555,618
Current assets			
Available-for-sale financial assets		**-**	200
Inventories	14	**15,643**	9,138
Derivative assets	11	**1,481**	1,607
Trade and other receivables	12	**45,554**	25,043
Bank balances and cash			
– pledged/restricted	13	**-**	430
– unpledged	13	**63,242**	82,081
		125,920	118,499
Current liabilities			
Derivative liabilities	11	**11,209**	180
Trade and other payables	15	**69,894**	44,567
Current portion of long term borrowings	16	**23,881**	14,912
Taxation payable		**1,698**	1,851
		106,682	61,510
Net current assets		**19,238**	56,989
Total assets less current liabilities		**813,213**	612,607
Non-current liabilities			
Derivative liabilities	11	**1,636**	1,360
Long term borrowings	16	**326,584**	301,973
		328,220	303,333
Net assets		**484,993**	309,274
Equity			
Share capital	17	**155,785**	128,184
Retained profits	18	**145,048**	126,308
Other reserves	18	**184,160**	54,782
Total equity		**484,993**	309,274

Approved by the Board of Directors on 5 March 2007



Richard M. Hext
Director



Klaus Nyborg
Director

Balance sheet of the company

As at 31 December 2006

	Note	**2006 US$'000**	2005 US$'000
Non-current assets			
Investments in subsidiaries	9	**223,931**	223,931
Current assets			
Prepayments		**140**	61
Amounts due from subsidiaries	9	**262,634**	121,280
Bank balances and cash	13	**22**	93
		262,796	121,434
Current liabilities			
Accruals and other payables		**916**	111
Net current assets		**261,880**	121,323
Total assets less current liabilities		**485,811**	345,254
Equity			
Share capital	17	**155,785**	128,184
Retained profits	18	**84,945**	104,320
Other reserves	18	**245,081**	112,750
Total equity		**485,811**	345,254

Approved by the Board of Directors on 5 March 2007

Richard M. Hext
Director

Klaus Nyborg
Director

Consolidated income statement

For the year ended 31 December 2006

	Note	2006 US$'000	2005 US$'000
Turnover	5	**620,444**	433,704
Bunkers, port disbursements and amounts payable to other pool members	5	**(275,668)**	(169,021)
Time charter equivalent earnings	5	**344,776**	264,683
Direct costs	19	**(215,807)**	(114,752)
General and administrative expenses		**(12,291)**	(11,811)
Other operating income	20	**13,699**	735
Other operating expenses		**(18,930)**	–
Gain on disposal of property, plant and equipment		**23,787**	23,516
Operating profit	21	**135,234**	162,371
Finance costs	23	**(26,831)**	(17,940)
Share of profits less losses of jointly controlled entities	10	**3,024**	3,491
Profit before taxation		**111,427**	147,922
Taxation	24	**(1,135)**	(779)
Profit attributable to shareholders	25	**110,292**	147,143
Dividends	26	**78,562**	107,591
Basic earnings per share	27(a)	**US 8.33 cents**	US 11.58 cents
Diluted earnings per share	27(b)	**US 8.28 cents**	US 11.46 cents

Consolidated statement of changes in equity

For the year ended 31 December 2006

	US$'000
Total equity at 1 January 2006	**309,274**
Currency translation differences	**20**
Fair value losses of cash flow hedges	**(2,973)**
Net losses recognised directly in equity	**(2,953)**
Shares purchased by trustee of the LTIS	**(2,714)**
Shares issued upon exercise of share options	**5,831**
Shares issued upon placing of new shares, net of issuing expenses	**154,297**
Profit attributable to shareholders	**110,292**
Share-based compensation	**2,518**
Dividends paid	**(91,552)**
Total equity at 31 December 2006	**484,993**
Total equity at 1 January 2005	232,240
Currency translation differences	(56)
Fair value losses of cash flow hedges	(1,360)
Net losses recognised directly in equity	(1,416)
Shares purchased by trustee of the LTIS	(2,252)
Shares issued upon exercise of share options	5,041
Profit attributable to shareholders	147,143
Share-based compensation	3,990
Dividends paid	(75,472)
Total equity at 31 December 2005	309,274

Consolidated cash flow statement

For the year ended 31 December 2006

	Note	2006 US$'000	2005 US$'000
Operating activities			
Cash generated from operations	28	**149,480**	174,020
Hong Kong profits tax paid		**(870)**	(611)
Overseas taxation paid		**(422)**	(118)
Net cash from operating activities		**148,188**	173,291
Investing activities			
Purchase of property, plant and equipment and land use rights		**(286,637)**	(121,241)
Sale of property, plant and equipment		**39,893**	139,516
Interest received		**3,126**	735
Purchase of jointly controlled entities		**–**	(161)
Increase in loans to jointly controlled entities		**(4,858)**	(500)
Dividends received from jointly controlled entities		**3,962**	1,550
Decrease in restricted and pledged bank deposits		**1,630**	4,430
Receipt of finance lease receivables – capital element		**1,809**	354
Net cash (used in)/from investing activities		**(241,075)**	24,683
Financing activities			
Proceeds from shares issued upon placing of new shares, net of issuing expenses		**154,297**	–
Payment for shares purchased by trustee of the LTIS		**(2,714)**	(2,252)
Proceeds from shares issued upon exercise of share options		**5,831**	5,041
Repayment of bank loans		**(247,900)**	(419,969)
Drawdown of bank loans		**296,364**	48,188
Interest and other finance charges paid		**(25,366)**	(16,970)
Dividends paid		**(91,552)**	(88,467)
Proceeds from finance lease payables		**–**	318,000
Repayment of finance lease payables – capital element		**(14,912)**	(1,115)
Net cash from/(used in) financing activities		**74,048**	(157,544)
(Decrease)/increase in cash and cash equivalents		**(18,839)**	40,430
Cash and cash equivalents at 1 January		**82,081**	41,651
Cash and cash equivalents at 31 December		**63,242**	82,081

Notes to the financial statements

1 General information

Pacific Basin Shipping Limited (the "Company") and its subsidiaries (collectively the "Group") are principally engaged in the provision of dry bulk shipping services, which are carried out internationally, through the operation of a fleet of vessels.

The Company was incorporated in Bermuda on 10 March 2004 as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

These financial statements have been approved for issue by the Board of Directors on 5 March 2007.

The functional currency of all major entities is United States Dollars and the Group applies United States Dollars as presentation currency in the preparation of these financial statements.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements have been prepared under the historical cost convention, as modified by the available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these financial statements, are disclosed in Note 4.

In 2006, the Group adopted the new/revised standards and interpretations to the published standards below, which are relevant to its operations.

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 39 Amendment	The Fair Value Option
HKAS 39 and HKFRS 4 Amendment	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HK(IFRIC) – Int 4	Determining whether an Arrangement contains a Lease

The adoption of these new/revised standards and intepretations did not result in any substantial change to the Group's accounting policies.

Certain new standards, amendments and interpretations to the published standards are mandatory for accounting period beginning on or after 1 May 2006 or later periods. The Group was not required to adopt these new standards, amendments and interpretations in the financial statements for the year ended 31 December 2006.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

New standards, amendments and interpretations effective for the year ending 31 December 2007 are as follow:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Reporting and Impairment
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The Group has already commenced an assessment of the impact of these new standards, amendments and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.2 Consolidation (continued)

(ii) Joint ventures

(a) Jointly controlled entities

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Interests in jointly controlled entities are accounted for in the financial statements under the equity method and are stated at cost plus share of post-acquisition results and reserves and goodwill on acquisition less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the jointly controlled entity that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the jointly controlled entity that result from the purchase of assets by the Group from the jointly controlled entity until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

(b) Jointly controlled operations

Jointly controlled operation is a contractual arrangement whereby the Group and other parties combine their operations, resources and expertise to undertake an economic activity in which each party takes a share of the revenue and costs in the economic activity, such a share being determined in accordance with the contractual arrangement.

The Group's interest in jointly controlled operation is accounted for by proportionate consolidation. The Group combines its share of the jointly controlled operation's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements.

2.3 Property, plant and equipment

(i) Vessels under construction

Vessels under construction are stated at cost and are not depreciated. All direct costs relating to the construction of vessels, including finance costs on related borrowed funds during the construction period, are capitalised as cost of vessels. When the assets concerned are brought into use, the costs are transferred to vessels and vessel component costs and depreciated in accordance with the policy as stated in (ii) below.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.3 Property, plant and equipment (continued)

(ii) Vessels and vessel component costs

Vessels are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable cost of bringing the asset to its working condition for its intended use. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of vessels.

Subsequent costs are included in the vessel's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation of vessels is calculated to write off their cost less accumulated impairment losses after allowing for their estimated residual values on a straight-line basis over their estimated useful lives of 25 years from the date of first registration.

Vessel component costs include the cost of major components which are usually replaced or renewed in connection with a drydocking when a vessel is delivered. The assets are stated at cost less accumulated depreciation and accumulated impairment losses. The vessel component costs are depreciated over the estimated period to the first drydocking. The Group subsequently capitalises drydocking costs as they are incurred and depreciates these costs over their estimated useful lives.

(iii) Other property, plant and equipment

Other property, plant and equipment, comprising buildings, leasehold improvements, furniture, fixtures and equipment and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses. They are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The estimated useful lives are summarised as follows:

Buildings	50 years
Leasehold improvements	5 to 6 years or the remaining period of the lease, whichever is shorter
Furniture, fixtures and equipment	4 to 5 years
Motor vehicles	4 years

Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(iv) Residual values and useful lives

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.3 Property, plant and equipment (continued)

(v) Gain or loss on disposal

Gains or losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

2.4 Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity being sold.

For the purpose of impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.5 Impairment of assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

2.6 Leases

(i) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

(a) Where the Group is the lessor

When the Group leases out assets under operating leases, the assets are included in the balance sheet and, where applicable, are depreciated in accordance with the Group's depreciation policies as set out in Note 2.3 above. Revenue arising from assets leased out under operating leases is recognised on a straight-line basis over the lease periods.

(b) Where the Group is the lessee

Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease periods.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.6 Leases (continued)

(ii) Finance leases

Leases of assets where the lessee has substantially all the risks and rewards of ownership are classified as finance leases.

(a) Where the Group is the lessor

When assets are leased out under finance leases, the present value of the lease payments is recognised as a receivable. The difference between the gross receivables and the present value of the receivables is recognised as unearned finance lease interest income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

(b) Where the Group is the lessee

Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The finance charge element of the rental obligations is expensed in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(iii) Sale and leaseback transactions – where the Group is the lessee

A sale and leaseback transaction involves the sale of an asset by the Group and the leasing of the same asset back to the Group. The lease payments and the sale price are usually interdependent as they are negotiated as a package. The accounting treatment of a sale and leaseback transaction depends upon the type of lease involved and the economic and commercial substance of the whole arrangement.

(a) Finance leases

Sale and leaseback arrangements that result in the Group retaining the majority of the risks and rewards of ownership of assets are accounted for as finance leases. Any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term. Please refer to (ii)(b) above for the accounting treatment.

(b) Operating leases

Sale and leaseback arrangements that result in substantially all of the risks and rewards of ownership of assets being transferred to the lessor are accounted for as operating leases. Any excess of sale proceeds over the carrying amount is recognised in the income statement as gain on disposal. Please refer to (i)(b) above for the accounting treatment.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.7 Financial assets

The Group classifies its financial assets in the following three categories:

(i) Financial assets at fair value through profit or loss;

(ii) Loans and receivables; and

(iii) Available-for-sale financial assets.

The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates their classification at every balance sheet date.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. If an asset is either held for trading or is expected to be realised within twelve months of the balance sheet, it is classified as a current asset.

Assets in this category are initially recognised at fair value, and transaction costs are expensed in the income statement, and are subsequently remeasured at their fair values. Gains and losses arising from changes in the fair values are included in the income statement in the period in which they arise, except where the derivatives qualify for cashflow hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

Loans and receivables are recognised initially at fair value, net of transaction costs incurred. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories. They are included in non-current assets unless management intends to dispose of them within twelve months from the balance sheet date. Assets in this category are initially recognised at fair value plus transaction costs and are subsequently carried at fair value. Gains and losses arising from changes in the fair value are recognised in equity.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.7 Financial assets (continued)

Purchases and sales of financial assets are recognised on the date of trade, when the Group commits to purchase or sell the assets. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The fair values of quoted investments and derivative financial instruments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using appropriate valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

2.8 Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as cash flow hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than twelve months after the balance sheet date. Trading derivatives are classified as a current asset or liability.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.8 Derivative financial instruments and hedging activities (continued)

(a) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other operating income and expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(b) Derivatives that do not qualify for hedge accounting

Derivative instruments that do not qualify for hedge accounting are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

2.9 Inventories

Inventories mainly comprise bunkers on board vessels and lubricating oil. Inventories are stated at the lower of cost and net realisable value. Costs are calculated on a first-in first-out basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2.10 Trade and other receivables

Trade receivables represent freight and charter-hire receivables which are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect the amount due according to the original terms of that receivable. The amount of the provision is recognised in the income statement. Subsequent recoveries of amounts previously written off are credited in the income statement.

2.11 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and deposits held with banks.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.12 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2.13 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity.

2.14 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.15 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.16 Land use rights

The upfront prepayments made for land use rights are expensed in the income statement on a straight line basis over the period of the lease or when there is an impairment, it is expensed in the income statement.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.17 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18 Insurance contracts

The Group assesses at each balance sheet date the liabilities under its insurance contracts using current estimates of future cash flows. Changes in carrying amount of these insurance liabilities are recognised in the income statement.

2.19 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales with the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specific circumstance in respect of each arrangement.

(i) Ship chartering

The Group generates revenue from shipping activities, the principal sources of which are derived from the International Handybulk Carriers ("IHC") Pool and International Handymax Carriers ("IHX") Pool which are regarded as special purpose entities of the Group.

Revenues from the IHC Pool and IHX Pool are derived from a combination of voyage charters, time charters and contracts of affreightment and are recognised on an accruals basis.

(ii) Ship management

Ship management income is recognised when the services are rendered.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.19 Revenue recognition (continued)

(iii) Others

Interest income is recognised on a time-proportion basis using the effective interest method.

Finance lease interest income is recognised over the term of the lease using the net investment method, based on a constant periodic rate of return.

Dividend income is recognised when the right to receive payment is established.

2.20 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.21 Employee benefits

(i) Bonuses

The Group recognises a liability and expense for bonuses when there is a contractual obligation or where there is a past practice that created a constructive obligation.

(ii) Retirement benefit obligations

Mandatory Provident Fund Scheme

The Group operates the Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme, the assets of which are held in separate trustee-administered funds.

Under the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at 5% to 10% of the employees' relevant income, with the employees' contributions subject to a cap of monthly relevant income of HK$20,000. The Group's contributions to the scheme are expensed as incurred. 5% of relevant income vests immediately upon the completion of service in the relevant service period, while the remaining portion vests in accordance with the scheme's vesting scales. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.21 Employee benefits (continued)

(ii) Retirement benefit obligations (continued)

Other defined contribution schemes

The Group also operates a number of defined contribution retirement schemes outside Hong Kong. The assets of these schemes are generally held in separate administered funds. The retirement benefit schemes are generally funded by payments from employees and by the relevant Group companies, taking into account the contribution rates according to local statutory requirements.

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to contributions fully vesting.

(iii) Share-based compensation

The fair value of the employee services received in exchange for the grant of the share options and restricted share awards is recognised as an expense in the income statement.

The total amount to be expensed over the vesting period is determined with reference to the fair value of the share options and restricted share awards granted. At each balance sheet date, the Company revises its estimates of the number of share options that are expected to become exercisable and the number of restricted share awards that become vested. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity in the balance sheet will be made over the remaining vesting periods.

The proceeds received, net of any directly attributable transaction costs, are credited to share capital and share premium when the share options are exercised and when the restricted share awards are vested.

2.22 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in United States Dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement, except when deferred in equity as qualifying cash flow hedges.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.22 Foreign currency translation (continued)

(iii) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(c) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

2.23 Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended us. Other borrowing costs are expensed.

2.24 Dividends

Dividend distributions to the Company's shareholders are recognised as liabilities in the Group's financial statements in the period in which the dividends are declared.

The dividend declared after the year is not reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained profits for the following year.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

2.25 Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

Contingent liabilities are not recognised but are disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that an outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

3 Financial risk management

3.1 Financial risk factors

The Group's financial risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Under the Group's risk management programme, each department identifies and documents their key tasks and the risks associated with their tasks. The risks are summarised in a risk register where they are graded by likelihood and consequence and where the procedures and controls for managing the risks are recorded.

(i) Market risk

(a) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States Dollars. Foreign exchange risk arises from future commercial transactions, assets and liabilities and net investments, denominated in foreign currencies. To mitigate risks arising from fluctuations in exchange rates, forward foreign exchange contracts are used to hedge the currency exposure of the Group in connection with purchases of vessels.

(b) Price risk

The Group's results may be significantly affected by the fluctuation of bunker prices as it is a significant cost to the Group. The bunker prices are determined by the market demand and supply. To mitigate risks arising from fluctuations in bunker prices, bunker swap and forward contracts are used to manage the exposure of the Group.

Notes to the financial statements

3 Financial risk management (continued)

3.1 Financial risk factors (continued)

(ii) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of services are provided to customers with an appropriate credit history. No credit terms are normally given to customers. In relation to voyage-related trade receivables, the due date depends on the date of completion of the voyage and the finalisation of post disbursements and other voyage-related charges.

(iii) Liquidity risk

The Group manages its liquidity risk by ensuring it has sufficient liquid cash balances to meet its payment obligations as they fall due. The Group maintains good working relations with its ship finance banks and ensures compliance with the covenants as stipulated in the loans and finance lease agreements.

(iv) Cash flow and fair value interest rate risk

Long term borrowings at variable interest rates expose the Group to cash flow interest rate risk and those at fixed rates expose the Group to fair value interest rate risk.

The Group manages its cash flow interest rate risk by using certain interest rate hedging instruments from time to time.

3.2 Fair value estimation

The carrying amounts of the financial instruments of the Group are as follows:

(i) Derivatives assets and liabilities held by the Group are mainly over-the-counter derivatives which are not traded in an active market. The fair values of forward freight agreements and forward foreign exchange contracts are determined using freight rates and forward exchange market rates at the balance sheet date respectively. The fair values of interest rate swap contracts and bunker swap and forward contracts are quoted by dealers as at the balance sheet date.

(ii) The fair value of long term borrowings is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(iii) The carrying values of bank balances, trade and other receivables, amounts due from subsidiaries, loans to jointly controlled entities and trade and other payables are assumed to approximate their fair values due to the short term maturities of these assets and liabilities.

Notes to the financial statements

4 Critical accounting estimates and judgements

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are:

(i) Goodwill impairment

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.4. The recoverable amounts of cash-generating units have been determined based on value-in-use calculation over their useful lives. Note 8 contains information about the assumptions relating to the value-in-use calculation.

(ii) Residual values of property, plant and equipment

The residual values of the Group's assets are defined as the estimated amounts that the Group would currently obtain from disposal of the assets, after deducting the estimated costs of disposal, as if the assets were already of the age and in the condition expected at the end of their useful lives.

The Group estimates residual values of its vessels by reference to the lightweight tonnes of the vessels provided by the shipyards and the average demolition steel price of similar vessels, of the Far East market and Indian Sub-Continent market, over the preceding year.

(iii) Useful lives of vessels and vessel component costs

Useful lives of the Group's vessels and vessel component costs are defined as the period over which they are expected to be available for use by the Group. The estimation of the useful life is a matter of judgement based on the experience of the Group with similar vessels.

The Group estimates useful life of its vessels by reference to the average historical useful life of the same class of vessels, expected usage of the vessels, expected repair and maintenance programme, and technical or commercial obsolescence arising from changes or improvements in the vessel market.

The Group estimates the useful life of its vessel component costs by reference to the average historical periods between drydocking cycles of vessels of similar age, and the expected usage of the vessel until its next drydocking.

Notes to the financial statements

4 Critical accounting estimates and judgements (continued)

(iv) Classification of leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. The Group classifies its leases into either finance leases or operating leases taking into account of the spirit, intention, and application of HKAS 17 "Leases".

Taking into account the market conditions at the inception of the lease, the period of the lease, the flexibility of exercising purchase options, if any, attached to the lease and on a balance of probability, management's assessment is that for those leases that they have ultimately treated as finance leases, the arrangements are such that they transfer ownership of the assets to the Group under the terms of the arrangements, or the purchase options, if any, attached to the arrangements are sufficiently attractive as to make it reasonably certain that they would be exercised. On the contrary, for those leases that have been treated as operating leases, management's assessment is that the arrangements are such that the leases would not transfer ownership of the assets to the Group under the terms of the arrangements, or that it is not reasonably certain that the purchase options, if any, attached to the arrangements would be exercised.

5 Turnover and segment information

The Group is principally engaged in the provision of dry bulk shipping services through the operation of a fleet of vessels. Turnover recognised during the year is as follows:

	2006 US$'000	2005 US$'000
Turnover		
Freight and charter-hire	**609,802**	422,638
Ship management income	**10,642**	11,066
	620,444	433,704
Bunkers, port disbursements and other charges	**(257,378)**	(131,492)
Amounts payable to other pool members (Note)	**(18,290)**	(37,529)
Time charter equivalent earnings	**344,776**	264,683

Note: Amounts payable to other pool members relate to freight and charter-hire, net of bunkers, port disbursements and other charges of US$14.4 million (2005: US$19.6 million) and were calculated based on the number of pool points attributable to the vessels participating in the pool owned by the other pool members.

Notes to the financial statements

5 Turnover and segment information (continued)

Primary reporting format – business segments

The Group's business is dominated by the provision of dry bulk shipping services, accordingly business segment information is not presented.

Secondary reporting format – geographical segments

The Directors consider that the nature of the provision of dry bulk shipping services, which are carried out internationally, and the way in which costs are allocated, preclude a meaningful allocation of operating profit to specific geographical segments. Accordingly, geographical segment information is not presented.

6 Property, plant and equipment

	Group						
	Vessels and vessel component costs US$'000	Vessels under construction US$'000	Buildings US$'000	Leasehold improve-ments US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles US$'000	Total US$'000
Cost							
At 1 January 2006	550,662	3,883	-	1,621	1,394	58	557,618
Additions	233,809	51,329	489	58	468	57	286,210
Write off	(3,627)	-	-	-	(10)	-	(3,637)
Disposals	(22,363)	-	-	-	(19)	-	(22,382)
At 31 December 2006	758,481	55,212	489	1,679	1,833	115	817,809
Accumulated depreciation							
At 1 January 2006	52,607	-	-	357	333	12	53,309
Charge for the year	32,221	-	9	628	529	12	33,399
Write off	(3,627)	-	-	-	(10)	-	(3,637)
Disposals	(6,259)	-	-	-	(17)	-	(6,276)
At 31 December 2006	74,942	-	9	985	835	24	76,795
Net book value							
At 31 December 2006	683,539	55,212	480	694	998	91	741,014

Notes to the financial statements

6 Property, plant and equipment (continued)

	Group					
	Vessels and vessel component costs US$'000	Vessels under construction US$'000	Leasehold improve-ments US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles US$'000	Total US$'000
Cost						
At 1 January 2005	560,975	19,751	215	992	58	581,991
Additions	67,390	51,436	1,764	651	-	121,241
Write off	(2,903)	-	(346)	(92)	-	(3,341)
Disposals	(142,104)	-	(12)	(157)	-	(142,273)
Reclassification	67,304	(67,304)	-	-	-	-
At 31 December 2005	550,662	3,883	1,621	1,394	58	557,618
Accumulated depreciation						
At 1 January 2005	37,485	-	192	186	-	37,863
Charge for the year	28,701	-	516	335	12	29,564
Write off	(2,903)	-	(346)	(92)	-	(3,341)
Disposals	(10,676)	-	(5)	(96)	-	(10,777)
At 31 December 2005	52,607	-	357	333	12	53,309
Net book value						
At 31 December 2005	498,055	3,883	1,264	1,061	46	504,309

As at 31 December 2006, the aggregate cost and accumulated depreciation of the vessel component costs amounted to US$11,915,000 (2005: US$10,730,000) and US$5,459,000 (2005: US$4,416,000) respectively and were included in the vessels and vessel component costs.

As at 31 December 2006, the aggregate cost and accumulated depreciation of the vessels and vessel component costs held by the Group under finance leases amounted to US$310,810,000 (2005: US$310,083,000) and US$39,037,000 (2005: US$26,291,000) respectively.

As at 31 December 2006, certain owned vessels of net book value of US$131,726,000 (2005: Nil) were pledged to a bank as securities for bank loans granted to certain subsidiaries of the Group (Note 16(b)(i)).

Notes to the financial statements

7 Land use rights

The Group's interest in land use rights represents prepaid operating lease payments for land use rights in mainland China with a lease period between 10 to 50 years.

8 Goodwill

	Group	
	2006	2005
	US$'000	US$'000
Net book amount	**25,256**	25,256

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.4. The Group's business is dominated by ship chartering. As a result, the carrying amount of goodwill acquired through acquisitions is solely allocated to this cash-generating unit for impairment testing.

The recoverable amount of the cash-generating unit, to which the goodwill relates to, has been determined based on a value-in-use calculation over its useful life. The calculation is based on a three year profit forecast approved by the Board of Directors with key assumptions based on past performance and management's expectations on market development. Cash flows beyond the three year period are extrapolated assuming no material change in the existing business environment and market conditions. The discount rate applied to the cash flow projections is 8.6% and it reflects specific risks relating to the industry.

Based on the assessment performed, in the opinion of the Directors, no impairment provision against the carrying value of goodwill is considered necessary.

Notes to the financial statements

9 Subsidiaries

	Company	
	2006	2005
	US$'000	US$'000
Non-current		
Unlisted investments, at cost	**223,931**	223,931
Current		
Amounts due from subsidiaries	**262,634**	121,280
	486,565	345,211

The amounts due from subsidiaries are unsecured, interest free and have no fixed terms of repayment. The carrying amounts approximate their fair values.

Details of principal subsidiaries of the Group as at 31 December 2006 are set out in Note 32.

10 Interests in joint ventures

(a) Jointly controlled entities

	Group	
	2006	2005
	US$'000	US$'000
Share of net assets	**9,441**	7,138
Loans to jointly controlled entities	**5,858**	1,000
	15,299	8,138

The carrying amounts of the loans to jointly controlled entities approximate their fair values. The amounts are unsecured, non-interest bearing and have no fixed repayment terms except for a loan of US$4,066,000 (2005: Nil) which bears interest of LIBOR plus 2% per annum.

Notes to the financial statements

10 Interests in joint ventures (continued)

(a) Jointly controlled entities (continued)

An analysis of the Group's effective share of assets, liabilities, revenue and expenses of the jointly controlled entities is set out below:

	2006 US$'000	2005 US$'000
Assets		
Non-current assets	**17,086**	11,851
Current assets	**6,149**	5,734
	23,235	17,585
Liabilities		
Long term liabilities	**(11,658)**	(5,867)
Current liabilities	**(2,136)**	(4,580)
	(13,794)	(10,447)
Net assets	**9,441**	7,138
Revenue	**19,947**	28,257
Expenses	**(16,923)**	(24,766)
Share of profits less losses	**3,024**	3,491
Proportionate commitments in jointly controlled entities	**2,958**	–

There are no contingent liabilities relating to the Group's interests in jointly controlled entities, and no contingent liabilities of the ventures themselves.

Notes to the financial statements

10 Interests in joint ventures (continued)

(a) Jointly controlled entities (continued)

Details of the jointly controlled entities of the Group at 31 December 2006 are as follows:

Name	Place of incorporation/ operation	Issued and fully paid up share capital	Interest in ownership/ voting power/ profit sharing	Principal activities
Pacific Basin Bulker (No. 103) Corporation	Republic of Liberia	200 class 'B' shares of US$21,917.81 each	63.5%/50%/63.5%	Investment holding
China Line Shipping Limited 中外船務有限公司	Hong Kong/ International	2 shares of HK$1 each	63.5%/50%/63.5%	Vessel owning and chartering
Oriental Maritime Shipping Limited	The British Virgin Islands	10 shares of US$1 each	50%/50%/50%	Investment holding
PY Accord Limited	The British Virgin Islands	1 share of US$1	50%/50%/50%	Vessel owning
PY Harmony Limited	The British Virgin Islands	1 share of US$1	50%/50%/50%	Vessel owning
Star Pacific Bulk Shipping Limited	The British Virgin Islands	100 shares of US$1 each	50%/50%/50%	Investment holding
Star Pacific Bulk Chartering (HK) Limited	Hong Kong/ International	1 share of HK$1	50%/50%/50%	Vessel chartering
Star Pacific Bulk Chartering (UK) Limited	England and Wales/ International	1 share of GBP1	50%/50%/50%	Vessel chartering
Tai Hua Ship Management (Shanghai) Limited 太華船舶管理(上海)有限公司	PRC	US$200,000 (registered capital)	50%/50%/50%	Provision of ship management services
Pacific Basin Projects Limited	The British Virgin Islands	100 shares of US$1 each	50%/50%/50%	Provision of material supply and marine transportation activities
Fujairah Bulk Shipping L.L.C.	United Arab Emirates	5,500 shares of AED1,000 each	33.5%/33.5%/33.5%	Aggregate trading and provision of material supply and marine transportation activities

All jointly controlled entities are held indirectly by the Company.

Notes to the financial statements

10 Interests in joint ventures (continued)

(b) Jointly controlled operations

The aggregate amounts of profit and loss recognised in respect of the Group's interests in jointly controlled operations in relation to ship chartering are as follows:

	Group	
	2006	2005
	US$'000	US$'000
Charter-hire income included in time charter equivalent earnings	**3,672**	–
Charter-hire expenses included in direct costs	**(1,339)**	–
	2,333	–

The jointly controlled operations are arrangements with a third party to share equally the operating profits and losses associated with the bareboat charters of three vessels, for periods of not more than six months.

11 Derivative assets and liabilities

	Group	
	2006	2005
	US$'000	US$'000
Derivative assets		
Derivative assets that do not qualify for hedge accounting		
Interest-rate swap contracts	–	709
Bunker swap and forward contracts (Note a)	**1,492**	4,280
Total	**1,492**	4,989
Less: non-current portion of		
Bunker swap and forward contracts (Note a)	**(11)**	(3,382)
Current portion	**1,481**	1,607
Derivative liabilities		
Cash flow hedge		
Interest-rate swap contracts (Note (b)(i))	**780**	–
Forward foreign exchange contracts (Note c)	**3,553**	1,360
Derivative liabilities that do not qualify for hedge accounting		
Interest-rate swap contracts (Note (b)(ii))	**728**	–
Bunker swap and forward contracts (Note a)	**3,870**	–
Forward freight agreements (Note d)	**3,914**	180
Total	**12,845**	1,540
Less: non-current portion of		
Bunker swap and forward contracts (Note a)	**(654)**	–
Forward foreign exchange contracts (Note c)	**(982)**	(1,360)
	(1,636)	(1,360)
Current portion	**11,209**	180

Notes to the financial statements

11 Derivative assets and liabilities (continued)

(a) Bunker swap and forward contracts

At 31 December 2006, the Group had outstanding bunker swap and forward contracts to buy approximately 137,000 (2005: 82,900) metric tonnes of bunkers, and which expire through December 2009. The commitments were entered into to manage the fluctuations in bunker prices in connection with the Group's long term cargo contract commitments.

(b) Interest-rate swap contracts

At 31 December 2006, the Group had agreements with a bank to manage the six-month floating rate LIBOR ("Floating Rate") in connection with the Group's long term bank loans, detailed as follows:

(i) Effective from 2 January 2007, a notional amount of approximately US$20 million with the Floating Rate swapped to a fixed rate of approximately 5.6% per annum. This agreement expires in January 2017. This instrument qualifies for hedge accounting. The change in the fair value has been recognised directly in hedging reserve.

(ii) Effective from 2 January 2007, a notional amount of approximately US$40 million with the Floating Rate has been swapped to a fixed rate of approximately 5.0% per annum so long as the Floating Rate remains below the agreed cap strike level of 6.0%. This fixed rate switches to a discounted floating rate (discount is approximately 1.0%) for the 6 month fixing period when the prevailing Floating Rate is above 6.0% and reverts back to the fixed rate should subsequently the Floating Rate drop below 6.0%. This agreement expires in January 2017.

(c) Forward foreign exchange contracts

At 31 December 2006, the Group had outstanding forward foreign exchange contracts with banks to buy approximately JPY 9.1 billion and simultaneously to sell US$85.0 million for the acquisition of certain vessels denominated in Japanese Yen. These contracts expire through November 2008. The change in the fair value has been recognised directly in hedging reserve.

(d) Forward freight agreements

At 31 December 2006, the Group had outstanding forward freight agreements to buy approximately 545 (2005: 90) days of the Baltic Supramax Index at prices which range from US$16,000 to US$28,000 per day (2005: US$19,194 per day), and which expire through December 2007. The Group also had outstanding forward freight agreements to sell approximately 1,640 (2005: Nil) days of the Baltic Supramax Index at prices which range from US$11,950 to US$29,000 per day, and which expire through December 2007. The Group also had outstanding forward freight agreements to sell approximately 90 (2005: Nil) days of the Baltic Handysize Index at prices of US$20,000 per day, which expire through March 2007. The Group enters into forward freight agreements as a method of managing its exposure to both its physical tonnage and cargo with regard to handysize and handymax vessels.

Notes to the financial statements

12 Trade and other receivables

	Group 2006 US$'000	Group 2005 US$'000
Non-current receivables		
Finance lease receivables – gross	**17,243**	20,063
Less: unearned finance lease income	**(5,275)**	(6,730)
Finance lease receivables – net (Note a)	**11,968**	13,333
Current receivables		
Finance lease receivables – gross	**2,820**	3,444
Less: unearned finance lease income	**(1,455)**	(1,635)
Finance lease receivables – net (Note a)	**1,365**	1,809
Trade receivables – gross	**23,241**	10,531
Less: provision for impairment of trade receivables	**(309)**	(841)
Trade receivables – net (Note b)	**22,932**	9,690
Other receivables	**10,784**	5,028
Prepayments	**7,927**	4,909
Amounts due from jointly controlled entities (Note c)	**2,546**	3,607
	45,554	25,043

The carrying amounts of trade and other receivables approximate their fair values and are mainly denominated in United States Dollars.

Notes to the financial statements

12 Trade and other receivables (continued)

(a) At 31 December 2006 and 2005, the Group leased out a vessel under a finance lease. Under the terms of the lease, the charterer has the obligation to purchase the vessel at the end of the lease period.

The effective interest rate for the finance lease receivables was fixed for the lease period at approximately 11.3% (2005: approximately 11.3%).

The gross receivables, unearned finance income and the net receivables from finance lease as at 31 December 2006 are as follows:

	Group	
	2006	2005
	US$'000	US$'000
Gross receivables from finance lease		
Not later than one year	**2,820**	3,444
Later than one year but not later than two years	**2,610**	2,820
Later than two years but not later than five years	**6,926**	7,228
Later than five years	**7,707**	10,015
	20,063	23,507
Less: unearned future finance income on finance leases	**(6,730)**	(8,365)
	13,333	15,142
Net receivables from finance lease		
Not later than one year	**1,365**	1,809
Later than one year but not later than two years	**1,306**	1,365
Later than two years but not later than five years	**3,869**	3,736
Later than five years	**6,793**	8,232
	13,333	15,142

Notes to the financial statements

12 Trade and other receivables (continued)

(b) At 31 December 2006, the ageing analysis of trade receivables is as follows:

	Group	
	2006	2005
	US$'000	US$'000
Less than 30 days	**18,682**	7,636
31 — 60 days	**2,361**	603
61 — 90 days	**369**	593
Over 90 days	**1,520**	858
	22,932	9,690

Trade receivables consisted principally of voyage-related trade receivables. It is industry practice that 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge and after the finalisation of port disbursements and other voyage-related charges.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(c) The amounts due from jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

Notes to the financial statements

13 Bank balances and cash

	Group	
	2006	2005
	US$'000	US$'000
Cash at banks and on hand	**21,810**	61,081
Short term bank deposits	**41,432**	22,630
Bank balances and cash	**63,242**	83,711
Restricted bank balances included in non-current assets	**-**	(1,200)
Restricted bank balances included in current assets	**-**	(430)
Pledged/restricted bank balances and cash (Note)	**-**	(1,630)
Cash and cash equivalents	**63,242**	82,081
Effective interest rate of bank deposits	**5.19%**	4.10%
Average maturity of bank deposits	**18 days**	7 days

Note: The 2005 balances were pledged to secure certain facilities granted to the Group.

The carrying amounts of bank balances and cash approximate their fair values and are mainly denominated in United States Dollars.

At 31 December 2006, none (2005: Nil) of the bank balances and cash of the Company were placed on short term deposits.

14 Inventories

	Group	
	2006	2005
	US$'000	US$'000
Bunkers	**13,353**	7,606
Lubricating oil	**2,290**	1,512
Marine products	**-**	20
	15,643	9,138

Notes to the financial statements

15 Trade and other payables

	Group	
	2006	2005
	US$'000	US$'000
Trade payables (Note a)	**13,661**	2,869
Accruals and other payables	**36,951**	31,780
Receipts in advance	**18,853**	9,918
Amounts due to jointly controlled entities (Note b)	**429**	–
	69,894	44,567

The carrying amounts of trade and other payables approximate their fair values and are mainly denominated in United States Dollars.

(a) At 31 December 2006, the ageing analysis of trade payables is as follows:

	Group	
	2006	2005
	US$'000	US$'000
Less than 30 days	**10,621**	1,437
31 – 60 days	**1,315**	248
61 – 90 days	**482**	326
Over 90 days	**1,243**	858
	13,661	2,869

(b) The amounts due to jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

Notes to the financial statements

16 Long term borrowings

	Group	
	2006	2005
	US$'000	US$'000
Non-current		
Finance lease liabilities (Note a)	**285,925**	301,973
Secured bank loans (Note b)	**40,659**	–
	326,584	301,973
Current		
Finance lease liabilities (Note a)	**16,048**	14,912
Secured bank loans (Note b)	**7,833**	–
	23,881	14,912
Total long term borrowings	**350,465**	316,885

The carrying amounts of long term borrowings approximate their fair values and are mainly denominated in United States Dollars.

(a) At 31 December 2006, the Group leased vessels under finance leases. Under the terms of the leases, the Group has options to purchase these vessels at any time throughout the charter periods. Lease liabilities are effectively secured as the rights to the leased vessels revert to the lessors in the event of default.

The effective interest rates on finance lease payables were fixed for the various lease periods which range from approximately 6.6% to 7.0% (2005: approximately 6.6% to 7.0%).

Notes to the financial statements

16 Long term borrowings (continued)

(a) (continued)

The gross liabilities, future finance charges and net liabilities under finance leases as at 31 December 2006 are as follows:

	Group 2006 US$'000	2005 US$'000
Gross liabilities under finance lease		
Not later than one year	**36,186**	36,138
Later than one year but not later than two years	**36,122**	36,129
Later than two years but not later than five years	**108,306**	108,336
Later than five years	**258,405**	294,499
	439,019	475,102
Less: future finance charges on finance leases	**(137,046)**	(158,217)
	301,973	316,885
Net liabilities under finance leases		
Not later than one year	**16,048**	14,912
Later than one year but not later than two years	**17,078**	16,048
Later than two years but not later than five years	**58,932**	55,026
Later than five years	**209,915**	230,899
	301,973	316,885

Notes to the financial statements

16 Long term borrowings (continued)

(b) The bank loans as at 31 December 2006 are secured, inter alia, by the following:

(i) Mortgages over certain owned vessels of net book value totalling US$131,726,000 (Note 6); and

(ii) Assignment of earnings, insurances and requisition compensation in respect of the vessels.

The average effective interest rate of bank loans is 6.1% (2005: Nil).

The maturity of the Group's bank loans is as follows:

	Group	
	2006	2005
	US$'000	US$'000
Within one year	**7,833**	–
In the second year	**7,833**	–
In the third to fifth year	**23,499**	–
After the fifth year	**9,327**	–
	48,492	–

17 Share capital

	2006		2005	
	Number of shares of US$0.1 each	**US$'000**	Number of shares of US$0.1 each	US$'000
Authorised	**3,600,000,000**	**360,000**	3,600,000,000	360,000
Issued and fully paid				
At 1 January	**1,282,540,608**	**128,184**	1,267,010,609	126,701
Shares issued upon exercise of share options (Note a)	**18,112,000**	**1,811**	15,730,000	1,573
Shares purchased by trustee of the LTIS (Note b)	**(5,324,000)**	**(2,714)**	(5,000,000)	(2,252)
Shares transferred to employees upon granting of restricted share awards (Note b)	**5,745,408**	**2,904**	4,799,999	2,162
Shares transferred back to trustee upon lapse of restricted share awards (Note b)	**(222,221)**	**(100)**	–	–
Shares issued upon placing of new shares (Note c)	**257,000,000**	**25,700**	–	–
At 31 December	**1,557,851,795**	**155,785**	1,282,540,608	128,184

Notes to the financial statements

17 Share capital (continued)

(a) Share options

55,500,000 share options under the Company's Long Term Incentive Scheme ("LTIS") were granted to Directors, senior management and certain employees on 14 July 2004 at an exercise price of HK$2.5 per share to vest in equal amounts on 14 July 2005, 2006 and 2007 and expire on 14 July 2014. Movements in the number of share options outstanding during the year and their related weighted average exercise prices are as follows:

	2006		2005	
	Average exercise price per share HK$	**Number of options '000**	Average exercise price per share HK$	Number of options '000
At 1 January	**2.654**	**44,770**	2.500	55,500
Granted	-	-	3.875	5,000
Exercised (Note)	**2.500**	**(18,112)**	2.500	(15,730)
Cancelled	**3.875**	**(5,000)**	-	-
Lapsed	**2.500**	**(400)**	-	-
At 31 December	**2.500**	**21,258**	2.654	44,770

Note: The related weighted average price of the Company's shares at the time of exercise was HK$3.90 (2005: HK$3.87) per share.

Out of the 21,258,000 (2005: 44,770,000) outstanding share options, 5,958,000 (2005: 5,170,000) share options were exercisable at the balance sheet date.

(b) Restricted share awards

Restricted share awards under the LTIS were granted to Directors, senior management and certain employees. In 2006, the trustee of the LTIS (which under HKFRS is regarded as a special purpose entity of the Company) acquired 5,324,000 shares of the Company on the Stock Exchange at a total cost of US$2,714,000. During the year, 222,221 shares formerly transferred to an employee lapsed and 5,745,408 restricted share awards were granted to certain employees. The shares granted were then transferred to the employees with the remaining 814 (2005: 200,001) shares held by the trustee at 31 December 2006.

Notes to the financial statements

17 Share capital (continued)

(b) Restricted share awards (continued)

The vesting periods of the restricted share awards are as follows:

Date of grant	Number of share awards	Vesting conditions
8 June 2005	3,333,333	in equal amounts on 5 April 2006, 2007, 2008, 2009 and 2010
8 June 2005	1,466,666	in equal amounts on 30 November 2005, 2006 and 2007
9 March 2006	1,475,000	in equal amounts on 1 March 2007, 2008, 2009, 2010 and 2011
15 March 2006	300,000	in equal amounts on 1 March 2007, 2008, 2009, 2010 and 2011
20 March 2006	1,020,408	in equal amounts on 5 April 2006, 2007, 2008, 2009, and 2010
21 July 2006	450,000	in equal amounts on 23 August 2007, 2008, 2009, 2010 and 2011
19 September 2006	2,500,000	in equal amounts on 19 September 2006, 4 September 2008, 2009, 2010 and 2011

Movements in the number of unvested restricted share awards during the year are as follows:

	2006 '000	2005 '000
At 1 January	**4,311**	–
Granted	**5,745**	4,800
Vested	**(1,748)**	(489)
Lapsed	**(222)**	–
At 31 December	**8,086**	4,311

The fair value of the restricted share awards granted during the year was determined with reference to the market price of those shares at the grant date.

(c) On 15 November 2006, the Company issued 257,000,000 new shares, with nominal value of US$0.10 each, at a price of HK$4.75 per share representing a discount of approximately 5% to the closing price of HK$5.00 per share as quoted on the Stock Exchange on 6 November 2006, being the date of the placing agreement. The proceeds of the placing, net of share issuing expenses of approximately US$2,801,000, amounted to US$154,297,000 (or HK$1,199,000,000) or HK$4.67 net per share. The placing was fully underwritten by Goldman Sachs (Asia) L.L.C. as the placing agent to more than six independent individual, corporate, institutional or other professional investors. The purpose of placing was to raise capital for investment predominately in handysize and handymax vessels whenever suitable opportunities arise and to extend the Group's services beyond its traditional port to port offering to areas such as maritime infrastructure projects.

Notes to the financial statements

18 Reserves

	Group							
	Other reserves							
	Share premium US$'000	Merger reserve US$'000	Staff benefits reserve US$'000	Hedging reserve US$'000	Exchange reserve US$'000	Subtotal US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2006	110,953	(56,606)	1,797	(1,360)	(2)	54,782	126,308	181,090
Currency translation differences	-	-	-	-	20	20	-	20
Fair value losses of cash flow hedges (Note 11)	-	-	-	(2,973)	-	(2,973)	-	(2,973)
Shares transferred to employees upon granting of restricted share awards (Note 17)	-	-	(2,904)	-	-	(2,904)	-	(2,904)
Shares issued upon exercise of share options (Note 17)	5,967	-	(1,947)	-	-	4,020	-	4,020
Shares transferred back to trustee upon lapse of restricted share awards (Note 17)	-	-	100	-	-	100	-	100
Shares issued upon placing of new shares, net of issuing expenses (Note 17)	128,597	-	-	-	-	128,597	-	128,597
Shared-based compensation (Note 22)	-	-	2,518	-	-	2,518	-	2,518
Profit attributable to shareholders	-	-	-	-	-	-	110,292	110,292
Dividends paid (Note 26)	-	-	-	-	-	-	(91,552)	(91,552)
Balance at 31 December 2006	245,517	(56,606)	(436)	(4,333)	18	184,160	145,048	329,208
Representing:								
2006 Proposed final dividend							45,119	
Others							99,929	
Retained profits as at 31 December 2006							145,048	

Notes to the financial statements

18 Reserves (continued)

	Group							
	Other reserves							
	Share premium US$'000	Merger reserve US$'000	Staff benefits reserve US$'000	Hedging reserve US$'000	Exchange reserve US$'000	Subtotal US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2005	105,794	(56,606)	1,660	-	54	50,902	54,637	105,539
Currency translation differences	-	-	-	-	(56)	(56)	-	(56)
Fair value losses of cash flow hedges (Note 11)	-	-	-	(1,360)	-	(1,360)	-	(1,360)
Shares transferred to employees upon granting of restricted share awards (Note 17)	-	-	(2,162)	-	-	(2,162)	-	(2,162)
Shares issued upon exercise of share options (Note 17)	5,159	-	(1,691)	-	-	3,468	-	3,468
Shared-based compensation (Note 22)	-	-	3,990	-	-	3,990	-	3,990
Profit attributable to shareholders	-	-	-	-	-	-	147,143	147,143
Dividends paid (Note 26)	-	-	-	-	-	-	(75,472)	(75,472)
Balance at 31 December 2005	110,953	(56,606)	1,797	(1,360)	(2)	54,782	126,308	181,090
Representing:								
2005 Proposed final dividend							58,109	
Others							68,199	
Retained profits as at 31 December 2005							126,308	

Notes to the financial statements

18 Reserves (continued)

	Company				
	Other reserves				
	Share premium US$'000	Staff benefits reserve US$'000	Subtotal US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2006	**110,953**	**1,797**	**112,750**	**104,320**	**217,070**
Shares transferred to employees upon granting of restricted share awards (Note 17)	**-**	**(2,904)**	**(2,904)**	**-**	**(2,904)**
Shares issued upon exercise of share options (Note 17)	**5,967**	**(1,947)**	**4,020**	**-**	**4,020**
Shares transferred back to trustee upon lapse of restricted share awards (Note 17)	**-**	**100**	**100**	**-**	**100**
Shares issued upon placing new shares, net of issuing expenses (Note 17)	**128,597**	**-**	**128,597**	**-**	**128,597**
Share-based compensation (Note 22)	**-**	**2,518**	**2,518**	**-**	**2,518**
Profit attributable to shareholders (Note 25)	**-**	**-**	**-**	**72,177**	**72,177**
Dividends paid (Note 26)	**-**	**-**	**-**	**(91,552)**	**(91,552)**
Balance at 31 December 2006	**245,517**	**(436)**	**245,081**	**84,945**	**330,026**
Representing:					
2006 Proposed final dividend				**45,119**	
Others				**39,826**	
Retained profits as at 31 December 2006				**84,945**	

	Company				
	Other reserves				
	Share premium US$'000	Staff benefits reserve US$'000	Subtotal US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2005	105,794	1,660	107,454	24,718	132,172
Shares transferred to employees upon granting of restricted share awards (Note 17)	-	(2,162)	(2,162)	-	(2,162)
Shares issued upon exercise of share options (Note 17)	5,159	(1,691)	3,468	-	3,468
Share-based compensation (Note 22)	-	3,990	3,990	-	3,990
Profit attributable to shareholders (Note 25)	-	-	-	155,074	155,074
Dividends paid (Note 26)	-	-	-	(75,472)	(75,472)
Balance at 31 December 2005	110,953	1,797	112,750	104,320	217,070
Representing:					
2005 Proposed final dividend				58,109	
Others				46,211	
Retained profits as at 31 December 2005				104,320	

As at 31 December 2006, distributable reserves of the Company amounted to US$84.9 million (2005: US$104.3 million).

Notes to the financial statements

19 Direct costs

	2006 US$'000	2005 US$'000
Charter-hire expenses for vessels	**119,990**	29,459
Vessel operating costs	**38,409**	31,900
Depreciation of vessels	**32,221**	28,701
Shore based overheads	**23,475**	20,727
Cost of marine products sold and consulting services	**1,712**	3,965
	215,807	114,752

Vessel operating costs comprise all technical expenses that are incurred in operating the owned and finance leased vessels. These include crew expenses, stores and spare parts, repairs and maintenance expenses, insurance and other miscellaneous running costs.

20 Other operating income

	2006 US$'000	2005 US$'000
Bank interest income	**1,491**	392
Finance lease interest income	**1,635**	343
Fair value gain on forward freight agreements:		
– realised	**6,271**	–
– unrealised	**4,302**	–
	13,699	735

Notes to the financial statements

21 Operating profit

Operating profit is stated after charging/(crediting) the following:

	2006 US$'000	2005 US$'000
Auditors' remuneration		
— audit	**826**	660
— non-audit	**219**	293
Bunkers consumed	**91,396**	48,894
Depreciation		
— owned vessels	**17,158**	26,241
— leased vessels	**15,063**	2,460
— other owned property, plant and equipment	**1,178**	863
Employee benefit expenses including Directors' emoluments (Note 22)	**25,532**	23,439
Lubricating oil consumed	**3,156**	2,269
Net exchange losses	**341**	77
Operating lease expenses		
— vessels	**119,990**	29,459
— land and buildings	**1,640**	1,662
Provision for impairment of trade receivables[1]	**300**	646
Gains on derivative instruments not qualifying as hedges		
— bunker swap and forward contracts[1]	**(4,491)**	(7,603)
— forward freight agreements[2]	**(10,573)**	-
Losses on derivative instruments not qualifying as hedges		
— bunker swap and forward contracts[1]	**9,112**	436
— forward freight agreements[3]	**18,852**	180

[1] Included in "Bunkers, port disbursements and amounts payable to other pool members"
[2] Included in "Other operating income"
[3] Included in "Other operating expenses"

Notes to the financial statements

22 Employee benefit expenses (including Directors' emoluments)

	2006 US$'000	2005 US$'000
Directors' fees	**268**	235
Salaries and bonus	**22,096**	18,528
Share-based compensation	**2,518**	3,990
Retirement benefit costs	**650**	686
	25,532	23,439

(a) Directors' emoluments

The Company's Board is currently composed of five (2005: four) executive Directors and six (2005: five) non-executive Directors.

The aggregate amount of emoluments payable to the Directors of the Company during the year was US$5.3 million (2005: US$5.0 million). Details of Directors' remuneration are disclosed in sections 2, 3 and 4 of the Remuneration Report on pages 60 to 65.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2005: four) Directors whose emoluments are reflected in note (a) above and amounted to US$4.3 million (2005: US$4.8 million). The emoluments payable to the remaining one individual (2005: one) during the year were US$0.7 million (2005: US$0.8 million). Further details are disclosed in section 6 of the Remuneration Report on pages 60 to 65.

23 Finance costs

	2006 US$'000	2005 US$'000
Interest on bank loans not wholly repayable within five years	**3,821**	11,548
Interest on finance leases not wholly repayable within five years	**21,171**	4,161
Loan arrangement fees	**28**	1,657
Other finance charges	**492**	588
Fair value (gain)/loss on interest rate swap contracts:		
– realised	**(118)**	1,001
– unrealised	**1,437**	(1,015)
	26,831	17,940

Notes to the financial statements

24 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated income statement represents:

	2006 US$'000	2005 US$'000
Current taxation		
Hong Kong profits tax	**585**	548
Overseas tax	**309**	231
Underprovision of prior year	**241**	–
	1,135	779

Below is the reconciliation between taxation in the consolidated income statement and the aggregate tax at the domestic rates applicable to profits in the respective territories concerned.

	2006 US$'000	2005 US$'000
Profit before taxation	**111,427**	147,922
Less: share of profits less losses of jointly controlled entities	**(3,024)**	(3,491)
	108,403	144,431
Aggregate tax at the rates of taxation prevailing in the countries in which the Group operates	**1,226**	751
Income not subject to taxation	**(788)**	(333)
Expenses not deductible for taxation purposes	**456**	361
Underprovision of prior year	**241**	–
Taxation charge	**1,135**	779

There was no material unprovided deferred taxation at 31 December 2006 (2005: US$Nil).

Notes to the financial statements

25 Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of US$72,177,000 (2005: US$155,074,000).

26 Dividends

	2006 US$'000	2005 US$'000
Interim dividend paid of HK 20 cents (equivalent to US 2.6 cents) per share (2005: HK 30 cents or US 3.9 cents per share)	**33,443**	49,482
Proposed final dividend of HK 22.5 cents (equivalent to US 2.9 cents) per share (2005: HK 35 cents or US 4.5 cents per share)	**45,119**	58,109
	78,562	107,591

The dividends paid in 2006 and 2005 were US$91,552,000 (HK 55 cents or US 7.1 cents per share) and US$75,472,000 (HK 46 cents or US 5.9 cents per share) respectively. A proposed final dividend in respect of the year ended 31 December 2006 of HK 22.5 cents (equivalent to US 2.9 cents) per share, amounting to a total dividend of US$45,119,000, was declared on 5 March 2007. These financial statements do not reflect this dividend payable.

Notes to the financial statements

27 Earnings per share

(a) Basic earnings per share

Basic earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding the shares held by the trustee of the Company's LTIS.

	2006	2005
Profit attributable to shareholders (US Dollars in thousands)	**110,292**	147,143
Weighted average number of ordinary shares in issue (in thousands)	**1,323,282**	1,270,944
Basic earnings per share	**US 8.33 cents**	US 11.58 cents
Equivalent to	**HK 64.69 cents**	HK 89.72 cents

(b) Diluted earnings per share

Diluted earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year after adjusting for the number of potential dilutive ordinary shares granted under the Company's LTIS but excluding the shares held by the trustee of the Company's LTIS.

	2006	2005
Profit attributable to shareholders (US Dollars in thousands)	**110,292**	147,143
Weighted average number of ordinary shares in issue (in thousands)	**1,323,282**	1,270,944
Adjustments for share options (in thousands)	**7,999**	12,483
Weighted average number of ordinary shares for diluted earnings per share (in thousands)	**1,331,281**	1,283,427
Diluted earnings per share	**US 8.28 cents**	US 11.46 cents
Equivalent to	**HK 64.30 cents**	HK 88.79 cents

Notes to the financial statements

28 Note to the consolidated cash flow statement

Reconciliation of operating profit to cash generated from operations

	Group	
	2006	2005
	US$'000	US$'000
Operating profit	**135,234**	162,371
Adjustment for:		
Interest income	**(3,126)**	(735)
Depreciation	**33,399**	29,564
Gain on disposal of property, plant and equipment	**(23,787)**	(23,516)
Write off of available-for-sales financial assets	**200**	–
Exchange differences	**24**	(56)
Unrealised losses/(gains) on derivative that do not qualify for hedge accounting excluding interest rate swap contracts	**9,662**	(4,124)
Share-based compensation	**2,518**	3,990
Operating profit before working capital changes	**154,124**	167,494
Increase in inventories	**(6,505)**	(2,574)
(Increase)/decrease in trade and other receivables	**(23,466)**	176
Increase in trade and other payables	**25,327**	8,924
Cash generated from operations	**149,480**	174,020

Notes to the financial statements

29 Commitments

(a) Capital commitments

	Group 2006 US$'000	2005 US$'000
Contracted but not provided for in relation to		
– vessel acquisitions and shipbuilding contracts	**216,805**	158,878
– investment in a jointly controlled entity	**-**	1,792
– land and buildings	**-**	907
Authorised but not contracted for		
– vessel acquisitions and shipbuilding contracts	**34,878**	-
	251,683	161,577

Capital commitments that fall due not later than one year amounted to US$128.0 million (2005: US$52.6 million).

(b) Commitments under operating leases

(i) The Group as the lessee

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings US$'000	**Vessels** US$'000	**Total** US$'000
At 31 December 2006			
Not later than one year	**846**	**118,906**	**119,752**
Later than one year but not later than five years	**358**	**142,454**	**142,812**
Later than five years	**-**	**23,728**	**23,728**
	1,204	**285,088**	**286,292**
At 31 December 2005			
Not later than one year	1,134	52,824	53,958
Later than one year but not later than five years	1,107	129,613	130,720
Later than five years	-	40,677	40,677
	2,241	223,114	225,355

The lease have varying terms ranging from 1 to 9 years. Certain of these leases have escalation clauses, renewal rights and purchase options.

Notes to the financial statements

29 Commitments (continued)

(b) Commitments under operating leases (continued)

(ii) The Group as the lessor

The Group had future aggregate minimum lease receipts under non-cancellable operating leases of vessels as follows:

	2006 US$'000	2005 US$'000
Not later than one year	**38,223**	34,196
Later than one year but not later than five years	**15,955**	26,208
	54,178	60,404

The Group's operating leases are for terms ranging from 1 to 4 years.

30 Significant related party transactions

Significant related party transactions, which were carried out in the normal course of the Group's business, were as follows:

(a) Purchases of services

	2006 US$'000	2005 US$'000
Insurance premium paid to Sun Hing Insurance Brokers Limited ("Sun Hing") (Note i)	**333**	245
Amounts payable to China Line Shipping Limited (Note ii)	**5,220**	6,204
Amounts payable to Fujairah Bulk Shipping Limited (Note iii)	**2,122**	–

Notes:

(i) The Group entered into certain insurance contracts through Sun Hing, a related company in which 35% of its shareholding was held indirectly by Dr. Lee Kwok Yin, Simon, a Director and a shareholder of the Company.

(ii) The Group paid to China Line Shipping Limited, a jointly controlled entity, freight and charter-hire, net of bunkers, port disbursements and other charges which were calculated based on the vessel's pool points.

(iii) The Group paid to Fujairah Bulk Shipping Limited, a jointly controlled entity, charter-hire in relation to the charter of a vessel.

Notes to the financial statements

30 Significant related party transactions (continued)

(b) Sales of services

	2006 US$'000	2005 US$'000
Charter-hire income from Fujairah Bulk Shipping Limited (Note i)	**6,187**	–
Charter-hire income from Asia Logistics Group Limited (Note ii)	**–**	3,476
Commission income from Asia Logistics Group Limited (Note iii)	**–**	211

(i) The Group leased out certain vessels to Fujairah Bulk Shipping Limited, a jointly controlled entity.

(ii) The Group leased out certain vessels to Asia Logistics Group Limited, a jointly controlled entity.

(iii) The Group derived commission income from fixing of vessels for Asia Logistics Group Limited, a jointly controlled entity.

(c) Key management compensation (including Directors' emoluments)

	2006 US$'000	2005 US$'000
Directors' fee	**268**	235
Salaries and bonus	**4,985**	4,613
Retirement benefit costs	**23**	11
Share-based compensation	**1,825**	2,090
Termination benefits	**-**	154
	7,101	7,103

Notes to the financial statements

31 Significant post balance sheet events

Subsequent to 31 December 2006, the Group has:

(a) entered into agreements with third parties to acquire two new vessels to be constructed, with a consideration of US$62.7 million in aggregate;

(b) entered into an agreement with a third party to sell and charter back a vessel, with net sale proceeds of US$23.5 million; and

(c) completed the sale of a vessel to a third party, with net sale proceeds of US$22.5 million.

After taking into account the acquisition of two new vessels to be constructed in (a) above and the subsequent payments of instalments after the balance sheet date, the capital commitments of the Group as at the date of the Annual Report are as follows:

	US$'000
In relation to vessel acquisitions and shipbuilding contracts	
– Contracted but not provided for	249,993
– Authorised but not contracted for	–
	249,993

Notes to the financial statements

32 Principal subsidiaries

At 31 December 2006, the Company has direct and indirect interest in the following principal subsidiaries:

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2006 %	Interest held 2005 %	Principal activities
Shares held directly:					
PB Management Holding Limited	The British Virgin Islands	12,313 shares of US$1 each	**100**	100	Investment holding
PB Vessels Holding Limited	The British Virgin Islands	101,118,775 shares of US$1 each	**100**	100	Investment holding and financing
Shares held indirectly:					
Abbot Point Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Beckley (HK) Limited	Hong Kong/ International	3,000,010 ordinary shares of US$1 each	**100**	100	Vessel owning and chartering
Bernard (BVI) Limited	The British Virgin Islands/International	5,100,100 shares of US$0.01 each	**100**	100	Vessel owning and chartering
Bright Cove Limited	Hong Kong	1 share of HK$1	**100**	100	Vessel owning
Bulk Ventures Limited	The British Virgin Islands	1 share of US$1	**100**	100	Investment holding
Cape Scott Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Cape Spencer Shipping Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Caterina (BVI) Limited	The British Virgin Islands/International	2,500,100 shares of US$0.01 each	**100**	100	Vessel owning and chartering
Champion Bay Limited	The British Virgin Islands/International	1 share of US$1	**100**	-	Vessel owning and chartering
Crescent Harbour Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning

Notes to the financial statements

32 Principal subsidiaries (continued)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2006 %	2005 %	Principal activities
Delphic Shipping (BVI) Limited	The British Virgin Islands/International	100 shares of US$0.01 each	**100**	100	Vessel owning and chartering
Eaglehill Trading Limited 鷹峯貿易有限公司	Hong Kong	1 share of HK$1	**100**	100	Vessel owning
Elizabay Limited	The British Virgin Islands/International	1 share of US$1	**100**	–	Vessel owning and chartering
Everclear Shipping (BVI) Limited	The British Virgin Islands/International	3,100,100 shares of US$0.01 each	**100**	100	Vessel owning and chartering
Flinders Island Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Foreview (HK) Limited	Hong Kong/ International	10 Class 'A' shares of US$1 each 2,500,000 Class 'B' shares of US$1 each	**100**	100	Vessel owning and chartering
Future Sea Limited	Hong Kong	1 share of HK$1	**100**	100	Vessel owning
Gold River Shipping Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Good Shape Limited	Hong Kong	1 share of HK$1	**100**	100	Vessel owning
Hawk Inlet Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Helen Shipping (BVI) Limited	The British Virgin Islands	100 shares of US$0.01 each	**100**	100	Vessel owning

Notes to the financial statements

32 Principal subsidiaries (continued)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2006 %	Interest held 2005 %	Principal activities
IHC Chartering Limited	The British Virgin Islands	10 share of US$1 each	**100**	100	Vessel chartering
IHC (UK) Limited	England & Wales	2 shares of GBP1 each	**100**	100	Provision of shipping management services
IHX (UK) Limited	England & Wales	1 share of GBP1	**100**	100	COAs for non-handysize business
International Handybulk Carriers Limited	The British Virgin Islands/Hong Kong	10 shares of US$1 each	**100**	100	Provision of shipping management services
International Handymax Carriers Limited	Hong Kong	1 share of HK$1	**100**	–	Provision of shipping management services
Judith Shipping (BVI) Limited	The British Virgin Islands/International	3,800,100 shares of US$0.01 each	**100**	100	Vessel owning and chartering
Juniper Beach Limited	The British Virgin Islands	1 share of US$1	**100**	–	Vessel owning
Kia Shipping (BVI) Limited	The British Virgin Islands/International	2,600,100 shares of US$0.01 each	**100**	100	Vessel owning and chartering
Labrador Shipping (BVI) Limited	The British Virgin Islands	3,800,100 shares of US$0.01 each	**100**	100	Vessel owning
Lake Joy Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Lake Stevens Limited	Hong Kong	1 share of HK$1	**100**	100	Vessel owning
Mount Adams Limited	The British Virgin Islands/International	1 share of US$1	**100**	–	Vessel owning and chartering
Mount Baker Limited	The British Virgin Islands	1 share of US$1	**100**	–	Vessel owning

Notes to the financial statements

32 Principal subsidiaries (continued)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2006 %	Interest held 2005 %	Principal activities
Mount Rainier Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Newman Shipping (BVI) Limited	The British Virgin Islands	2,600,100 shares of US$0.01 each	**100**	100	Vessel owning
Oak Harbour Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Ocean Falls Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Pacific Basin Agencies Limited 太平洋航運代理有限公司	Hong Kong/ International	1 share of HK$1	**100**	100	Holding company of Japan branch
Pacific Basin Chartering Limited	The British Virgin Islands/International	10 shares of US$1 each	**100**	100	Vessels chartering
Pacific Basin Chartering (No. 1) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 2) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 3) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 4) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 5) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 6) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering

Notes to the financial statements

32 Principal subsidiaries (continued)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2006 %	2005 %	Principal activities
Pacific Basin Chartering (No. 7) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 8) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 9) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 10) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 11) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 12) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 13) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 14) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 15) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 16) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Chartering (No. 17) Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel chartering
Pacific Basin Middle East FZE	United Arab Emirates	1 share of AED1,000,000	**100**	–	Provision of advisory services
Pacific Basin Ship Management Limited	Hong Kong	1 share of HK$1	**100**	100	Provision of ship management services

Notes to the financial statements

32 Principal subsidiaries (continued)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2006 %	Interest held 2005 %	Principal activities
Pacific Basin Shipping Consulting (Shanghai) Limited 沛碧航運管理諮詢(上海)有限公司 [1&2]	PRC	US$200,000	**100**	100	Provision of ship consulting services
Pacific Basin Shipping (Australia) Pty Ltd	Australia	1 share of AUD1	**100**	100	Provision of ship consulting services
Pacific Basin Shipping (Canada) Limited	Province of British Columbia, Canada	1 common share without par value	**100**	100	Provision of shipping consulting services
Pacific Basin Shipping (HK) Limited 太平洋航運(香港)有限公司	Hong Kong	2 shares of HK$10 each	**100**	100	Provision of ship agency services
Pacific Basin Shipping (UK) Limited	England & Wales	2 shares of GBP1 each	**100**	100	Provision of ship consulting services
Pacific Basin Shipping (USA) Inc. [1]	The United States of America	100 shares of US$10 each	**100**	100	Provision of ship management services
PacMarine Services (HK) Limited	Hong Kong	2 shares of HK$1 each	**100**	100	Provision of surveying and consultancy services
PacMarine Services (UK) Limited [1]	England & Wales	1,000 shares of GBP1 each	**100**	100	Provision of surveying and consultancy services
PacMarine Services LLC	Texas, USA	1,000 units of US$1 each	**100**	-	Provision of surveying and consultancy services
PacMarine Services Pte. Ltd.	Singapore	1,000 shares of S$1 each	**100**	100	Provision of surveying and consultancy services

Notes to the financial statements

32 Principal subsidiaries (continued)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2006 %	2005 %	Principal activities
PBS Corporate Secretarial Limited	Hong Kong	1 share of HK$1	**100**	100	Provision of secretarial services
PMS Services Co., Ltd.	Korea	10,000 shares of 5,000 Won each	**100**	100	Provision of survey services
Port Angeles Limited	Hong Kong	1 share of HK$1	**100**	100	Vessel owning
Prince Rupert Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Taylor Shipping (BVI) Limited	The British Virgin Islands/Hong Kong	10 shares of US$1 each	**100**	100	Vessel owning and chartering
Uhland Shipping (BVI) Limited	The British Virgin Islands/Hong Kong	100 shares of US$0.01 each	**100**	100	Vessel chartering
Verner Shipping (BVI) Limited	The British Virgin Islands/Hong Kong	100 shares of US$0.01 each	**100**	100	Vessel chartering
Widen Holdings Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering
Willow Point Limited	Hong Kong/ International	1 share of HK$1	**100**	100	Vessel owning and chartering

[1] The financial statements of these subsidiaries have not been audited by PricewaterhouseCoopers. Their aggregate net assets and results for the year attributable to the shareholders of the Group amounted to approximately US$499,000 (2005: US$66,000) and US$223,000 (2005: net loss of US$91,000) respectively.

[2] Pacific Basin Shipping Consulting (Shanghai) Limited is a wholly foreign-owned enterprises established in the PRC, with registered capital of US$200,000 fully paid up by the Group.

Group Financial Summary

		2006	2005	2004[2]	2003[2]	2002[2]
		US$'000	US$'000	US$'000	US$'000	US$'000
Results						
Turnover		**620,444**	433,704	302,244	54,188	27,924
Bunkers, port disbursement and other charges		**(257,378)**	(131,492)	(61,033)	-	-
Amounts payable to other pool members		**(18,290)**	(37,529)	(52,328)	-	-
Time charter equivalent earnings		**344,776**	264,683	188,883	54,188	27,924
Profit/(loss) before taxation and disposal gains		**87,640**	124,406	104,040	22,686	(2,354)
Profit/(loss) before taxation		**111,427**	147,922	104,040	22,686	(2,027)
Taxation		**(1,135)**	(779)	(485)	-	-
Profit/(loss) attributable to shareholders		**110,292**	147,143	103,555	22,686	(2,027)
Balance Sheet						
Total assets		**919,895**	674,117	652,805	212,702	192,515
Total liabilities		**(434,902)**	(364,843)	(420,235)	(173,818)	(169,447)
Equity at year end		**484,993**	309,274	232,570	38,884	23,068
Total net borrowings		**287,223**	233,174	322,413	168,978	158,748
Cash and bank balances at year end		**63,242**	83,711	47,711	8,144	8,332
Cash Flows						
From operating activities		**148,188**	173,291	130,173	35,777	16,582
From investment activities		**(241,075)**	24,683	(273,208)	(27,336)	(47,255)
of which gross investment in vessels		**(285,138)**	(118,826)	(273,778)	(27,138)	(54,003)
From financing activities		**74,048**	(157,544)	178,942	(8,829)	35,304
Change in cash and cash equivalents for the year		**(18,839)**	40,430	35,907	(388)	4,631
Other Data						
Basic EPS	US cents	**8**	12	10	NA	NA
Dividends per share[1]	US cents	**6**	8	3	NA	NA
Payout ratio		**71%**	73%	56%	NA	NA
Cash flows from operating activities per share	US cents	**11**	14	12	NA	NA
Net book value per share	US cents	**31**	24	18	NA	NA
Pre – listing dividends	US$'000	**NA**	NA	49,812	13,900	-
Post – listing dividends	US$'000	**78,562**	107,591	38,985	NA	NA

Note:

1 The 2006 dividends include the proposed final dividend of HK 22.5 cents per share. The 2004 dividends include post-listing dividends only. Pre-listing dividends per share are not presented as such information is not considered to be meaningful for the purpose of these financial statements.

2 The results of the Group for the year ended 31 December 2004 and its assets and liabilities as at 31 December 2004 have been extracted from the Company's 2005 Annual Report dated 6 March 2006. The results of the Group for the two years ended 31 December 2003 and 2002 and its assets and liabilities as at 31 December 2003 and 2002 have been extracted from the Company's Prospectus dated 30 June 2004, which also set out the details of the basis of consolidation. Prior year adjustments were not made for the results extracted for the three years ended 31 December 2004, 2003 and 2002 following the adoption of new/revised HKFRS effective from 1 January 2005 as they are considered immaterial.

Information for Shareholders

Corporate Information

Board of Directors

Executive Directors
Mr. Christopher R. Buttery *(Chairman)*
Mr. Richard M. Hext *(Chief Executive Officer)*
Mr. Klaus Nyborg *(Deputy Chief Executive Officer)*
Mr. Paul C. Over
Mr. Wang Chunlin

Non-executive Directors
Mr. Daniel R. Bradshaw *(Deputy Chairman)*
Dr. Lee Kwok Yin, Simon, M.B.E., J.P.

Independent non-executive Directors
Mr. Robert C. Nicholson
Mr. Patrick B. Paul
The Earl of Cromer
Mr. David M. Turnbull

Principal Board Committees

Audit Committee
Mr. Patrick B. Paul *(Chairman)*
Mr. Robert C. Nicholson
The Earl of Cromer
Mr. Daniel R. Bradshaw
Mr. David M. Turnbull

Remuneration and Nomination Committees
Mr. Robert C. Nicholson *(Chairman)*
Mr. Patrick B. Paul
The Earl of Cromer
Dr. Lee Kwok Yin, Simon, M.B.E., J.P.
Mr. Daniel R. Bradshaw
Mr. David M. Turnbull

Principal Place of Business
7th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong
tel: + 852 2233 7000

Registered Address
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Presence World Wide
Hong Kong, Shanghai, Beijing, Dalian, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver and Melbourne

Share Registrar
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 17th Floor
183 Queen's Road East
Wanchai, Hong Kong
tel: + 852 2862 8555 fax: + 852 2865 0990
email: hkinfo@computershare.com.hk

Auditors
PricewaterhouseCoopers

Solicitors
Johnson Stokes & Master
Linklaters
Vincent T.K. Cheung, Yap & Co.

Company Secretary
Mr. Andrew T. Broomhead, FCPA
companysecretary@pacbasin.com

Listing Venue
The Stock Exchange of Hong Kong Limited
(the "Stock Exchange")

Stock Code
2343.HK

Listing Date
14 July 2004

Total Shares In Issue
1,557,852,609 as at 31 December 2006

Public and Investor Relations
The Company
ir@pacbasin.com
tel: + 852 2233 7000

Hill & Knowlton Asia Limited
rachel.chan@hillandknowlton.com.hk
tel: + 852 2894 6321

Website
http://www.pacbasin.com

Financial Calendar for 2007

2006 annual results	**5 March**
Last day of dealings in shares with entitlement to final dividend	28 March
Ex-dividend date	29 March
Deadline for lodging transfers for entitlement to final dividend	4:30 pm HK time, 30 March
Book closure period (all days inclusive)	2 to 4 April
Record date for final dividend	4 April
Annual General Meeting	**4 April**
2006 final dividend payment date	17 April
Q1 trading update	26 April
2007 interim results	**7 August**
Last day of dealings in shares with entitlement to interim dividend	17 August
Ex-dividend date	20 August
Deadline for lodging transfers for entitlement to interim dividend	4:30 pm HK time, 21 August
Book closure period (both days inclusive)	22 & 23 August
Record date for interim dividend	23 August
2007 interim dividend payment date	31 August

Annual Report

The Annual Report is printed in English and Chinese languages, and are also available on our website www.pacbasin.com on 14 March 2007 and posted to shareholders on 13 March 2007.

Closure of Register of Members

To be closed from 2 to 4 April 2007, both days inclusive.

Annual General Meeting

To be held on Wednesday, 4 April 2007 at 11:00 a.m.. Details of the AGM including shareholders' rights are set out in the Notice of Annual General Meeting section of this Annual Report.

Listing

Pacific Basin shares have been listed on the Main Board of the Stock Exchange in Hong Kong since 14 July 2004.

Stock Code

The Stock Exchange of Hong Kong:	2343
Bloomberg:	2343 HK
Reuters:	2343.HK

Share Price Performance

PB Share Price Performance Since Listing (as at 28 February 2007)


HK$
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

Reporting via Internet

The Company website provides shareholders, financial professionals and the general public with the following information through the internet at www.pacbasin.com:

- Biographical Data on Directors, Senior Management and Key Staff;
- Terms of Reference of Board Committees;
- Financial Reports;
- Share Information; and
- Presentations, Announcements and News.

For those who want hard copies of the Company's website information listed above, please contact our Company Secretary and we shall provide you with such information free of charge.

Investor Relations Contact

The Group's policy is to ensure a high degree of transparency and the Company is committed to ensuring that the market is informed of relevant information about itself on a regular basis thus allowing existing and potential shareholders to evaluate the Company, its performance and its prospects.

The Company provides detailed information in annual and interim reports which are supplemented by regular trading updates, as well as via telephone conferences and video webcasts of annual and interim results, and through regular investor presentations delivered internationally.

For more information, investors may write directly to the Company at its Hong Kong registered office of 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, or by email to ir@pacbasin.com.

Shares Information

As at 31 December 2006, the Company had 1,557,852,609 ordinary shares in issue, each with a par value of US$0.10. As at that date, the Company had 151 registered shareholders (of whom 141 or 93.38% holding in aggregate 1,554,568,034 ordinary shares, have their registered addresses in Hong Kong) which include nominees, investments funds and the Central Clearing and Settlement System of Hong Kong.



Public Float

As at the date of this Annual Report, based on information that is publicly available to the Company and within the knowledge of the Directors, at least 88% of the Company's total issued share capital is held by the public.

Shareholders' Rights

Shareholders are encouraged to maintain direct communication with the Company. Shareholders who have any questions for the Board may write directly to the Company Secretary at the Company's Hong Kong registered office of 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, or they may send an email to companysecretary@pacbasin.com.

Should shareholders wish to call a special general meeting, it must be convened according to the Company's Bye-laws. In summary:

1. Shareholders holding not less than one-tenth of the paid up capital of the Company can, in writing to the Board or the Secretary of the Company, request a special general meeting to be called by the Board so as to carry out any business specified in such request.

2. The signed written request, which should specify the purpose of the meeting, should be delivered to the Company's office in Hong Kong. The meeting will be held within two months after being received. If the Board fails to proceed to convene such meeting within twenty-one days of receiving the request, the shareholders themselves may do so in accordance with the provisions of Section 74(3) of the Companies Act 1981 of Bermuda.

Shareholders Meeting

The Company held one general meeting during the reporting period.

The annual general meeting was held on 7 April 2006. Resolutions were passed to approve (i) the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2005; (ii) the declaration of HK 35 cents per share as a final dividend for the year ended 31 December 2005; (iii) the re-election of Directors; (iv) the fixing of the remuneration of the Directors by the Board; (v) the re-appointment of Messrs. PricewaterhouseCoopers as auditors for the year ended 31 December 2006 and to authorise the Board to fix their remuneration; (vi) the general mandate to issue shares; (vii) the general mandate to repurchase shares; and (viii) the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme.

All resolutions tabled at the annual general meetings were voted on by poll.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Pacific Basin Shipping Limited (the 'Company") will be held at Victoria Room, 2nd Floor, Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on Wednesday, 4 April 2007 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31 December 2006;

2. To declare a final dividend for the year ended 31 December 2006;

3. To re-elect Directors and to authorise the Board of Directors of the Company to fix their remuneration;

4. To re-appoint Messrs. PricewaterhouseCoopers, Certified Public Accountants, as the auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration;

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. "**GRANT OF A GENERAL MANDATE TO ISSUE SHARES**

THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the Directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. **"GRANT OF A GENERAL MANDATE TO REPURCHASE SHARES**

THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase shares of US$0.10 each in the capital of the Company (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange be generally and unconditionally approved;

(b) the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during that Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

7. **"TO ADD THE NOMINAL AMOUNT OF THE SHARES REPURCHASED UNDER RESOLUTION NO. 6 TO THE MANDATE UNDER RESOLUTION NO. 5**

THAT subject to the passing of Ordinary Resolutions No. 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of the shares of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors of the Company by Ordinary Resolution No.6 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors of the Company pursuant to Ordinary Resolution No.5 set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution."

8. **"RENEWAL OF THE 2% ANNUAL CAP WITHIN THE ISSUE MANDATE UNDER THE LONG TERM INCENTIVE SCHEME**

THAT

(a) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to paragraph (b) of the ordinary resolution passed by Shareholders at a special general meeting of the Company held on 8 June 2005 to satisfy Share Awards, shall during the Relevant Period not exceed 2% of the aggregate nominal amount of the share capital of the Company in issue as at the beginning of each such financial year (being 31,157,052 Shares as at 1 January 2007); and

(b) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

By Order of the Board

Andrew T. Broomhead
Company Secretary

Hong Kong, 13 March 2007

Notes:

1. Every member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

3. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

4. The Board of Directors has recommended a final dividend for the year ended 31 December 2006 of HK 22.5 cents per share and, if such dividend is declared by the Shareholders passing Resolution 2, it is expected to be paid on or about 17 April 2007 to those Shareholders whose names appear on the Company's register of members on 4 April 2007.

5. The register of members of the Company will be closed from 2 April 2007 to 4 April 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 March 2007. The ex-dividend date for the final dividend will be on 29 March 2007.

6. A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandate to issue shares, the mandate to repurchase shares of the Company and the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme will be sent to Shareholders of the Company together with the Company's 2006 Annual Report.

Glossary of Terms

"back haul"	when import cargoes (suitable for a particular ship type) exceed the export cargoes in respect of that trade or region
"ballast"	the period of time during which a ship performs a voyage without cargo on board
"Baltic Dry Index" or "BDI"	the general dry bulk freight market indicator generated by the Baltic Exchange
"Baltic Handysize Index" or "BHSI"	the BHSI is published every London working day by the Baltic Exchange, who have collated information on fixtures for a number of routes in relation to a standard "28,000 dwt" vessel with 30 mt cranes and maximum 15 years of age. The index is also published on the basis of a Time Charter return, and is used to determine the value of the trading routes and settlement prices for FFAs
"Baltic Supramax Index" or "BSI"	the BSI is published every London working day by the Baltic Exchange, who have collated information on fixtures for a number of routes in relation to a standard "Tess 52" type vessel. This vessel is 52,454 dwt, with 4 x 30 mt cranes and grabs, and maximum 10 years of age. The index is also published on the basis of a Time Charter return, and is used to determine the value of the trading routes and settlement prices for FFAs
"bareboat" or "bareboat charter"	charter for an agreed period of time during which the ship owner provides only the ship while the charterer provides the crew together with all stores and bunkers and pays all Vessel Operating Costs
"Board"	the board of directors of the Company
"bunker(s)"	fuel, consisting of fuel oil and diesel, burned in the vessel's engines
"capesize"	dry bulk carrier with a capacity of 80,000 dwt or more which, due to its size, must transit, when loaded, the Atlantic to the Pacific via Cape Horn or the Cape of Good Hope, and is typically used for long voyages in the coal and iron ore trades
"charter"	a contract for the commercial leasing of a vessel or space on a vessel
"charter-hire"	the revenue earned by a vessel pursuant to a Bareboat Charter or a Time Charter (See "freight" for Voyage Charter revenue)
"charterer"	a person, firm or company hiring a vessel for the carriage of goods or other purposes

"classification societies"	independent societies which certify that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the vessel's Flag State and the international conventions of which that Flag State is a member
"commercial management"	management of those aspects of ship owning and operation that relate to obtaining economic value from the vessel which includes ship financing, sale and purchase, chartering or vessel employment, voyage execution, insurance and claims handling, accounting and corporate administration
"contract of affreightment" or "COA"	is similar to a Voyage Charter but covers two or more shipments over an agreed period of time (this could be over a number of months or years), and no particular vessel is specified
"Controlling Shareholder"	any person who has the power, directly or indirectly, to secure that the affairs of the Company are conducted in accordance with the wishes of such person: (i) by means of the holding of shares entitling him to exercise or control the exercise of 30% (or such other percentage as may from time to time be specified in the Code on Takeovers and Mergers and Share Repurchases as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company; or (ii) by means of controlling the composition of a majority of the Board.
"demurrage"	an agreed amount payable to the ship owner by the Charterer when the agreed time allowed for loading or unloading cargo has been exceeded through no fault of the owner
"draft"	vertical distance between the waterline and the bottom of the vessel's keel (i.e. the depth of the ship in the water)
"drydocking"	the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts
"dwt" or "deadweight"	dead weight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, Bunkers, water, stores, spares, crew, etc. at a specified Draft
"flag state"	the country where the vessel is registered

"forward freight agreements" or "FFAs"	a derivative instrument that is a means of hedging exposure to freight market risk through the purchase or sale of specified time charter rates for forward positions. Settlement is in cash, against a daily market index published by the Baltic Exchange
"freight"	the revenue earned by a vessel pursuant to a Voyage Charter or a Contract of Affreightment
"front haul"	when export cargoes (suitable for a particular ship type) exceed the import cargoes in respect of that trade or region
"handymax"	dry bulk carrier of 40,000 to 59,999 dwt which carries a wide variety of cargoes including Major and Minor Bulk cargoes
"handysize"	dry bulk carrier of 10,000 to 39,999 dwt which is commonly equipped with cargo gear such as cranes. This type of vessel carries principally Minor Bulk cargoes and limited quantities of Major Bulk cargoes. It is well suited for transporting cargoes to ports that may have draft restrictions or are not equipped with gear for loading or discharging cargoes
"IHC Pool" or "IHC"	the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members
"IHX Pool" or "IHX"	the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members
"ISM Code"	the International Management Code for the Safe Operation of Ships and for Pollution Prevention adopted by the International Maritime Organisation
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"mt" or "tonnes"	metric tonnes
"major bulk"	dry bulk cargoes consisting of iron ore, coal and grain
"minor bulk"	dry bulk cargoes such as forest products, iron and steel products, fertilisers, agricultural products, minerals and petcoke, bauxite and alumina, cement, other construction materials and salt
"newbuilding"	a vessel under construction or on order

"off-hire"	period during which a vessel is temporarily unable to operate under the terms of its Charter, resulting in loss of income under the Charter
"panamax"	dry bulk carrier of 60,000 to 79,999 dwt with beam not exceeding 32.2 metres which permits it to transit, when fully loaded, the Panama Canal. Panamax vessels are primarily used to transport Major Bulks, although they can be used to transport certain Minor Bulks such as fertilisers, ores, petcoke and salt
"P&I"	protection and indemnity. This denotes the insurance coverage taken by a ship owner or Charterer against third party liabilities such as oil pollution, cargo damage, crew injury or loss of life, etc.
"P&I Clubs"	a mutual insurance association providing P&I insurance coverage
"spot market"	the market for immediate chartering of a vessel, usually for a single cargo or short term trading
"supramax"	dry bulk carrier within the handymax sector, of 50,000 to 59,999 dwt, which is usually grab fitted and carries a wide variety of cargoes including Major Bulk and Minor Bulk cargoes
"technical management"	management of those aspects of ship owning and operation that relate to the physical operation of a vessel, including the provision of crew, routine maintenance, repairs, drydocking, supplies of stores and spares, compliance with all applicable international regulations, safety and quality management, environmental protection, newbuilding plan approval and newbuilding supervision, and related technical and financial reporting
"time charter"	charter for an agreed period of time where the ship owner is paid on a per day basis and is responsible for operating the vessel and paying the Vessel Operating Costs while the Charterer is responsible for paying the Voyage Costs and bears the risk of any delays at port or during the voyage except where caused by a defect of the ship
"time charter equivalent" or "TCE"	Freight and Charter-hire less Voyage Costs incurred expressed as a daily rate over the duration of the voyage
"tonnage"	a generic term refering to any kind of ocean-going cargo vessel or vessels
"voyage charter"	charter under which a ship owner is paid Freight on the basis of transporting cargo from a load port to a discharge port and is responsible for paying both Vessel Operating Costs and Voyage Costs
"vessel operating costs"	these consist of crew expenses, insurance, spare parts, stores and lubricating oils, vessel repairs and surveys, commissions and other miscellaneous running costs
"voyage costs"	bunker costs, port charges and canal dues (or tolls) incurred during the course of a voyage

Fleet List





Core Fleet as at 28 February 2007

	Handysize	Handymax	Newbuildings on Order: Handysize	Newbuildings on Order: Handymax	Total
Owned Fleet	21	2	11	1	35
Chartered Fleet	33	4	1	–	38
Managed Fleet	4	–	–	–	4
Total	**58**	**6**	**12**	**1**	**77**

Handysize Fleet

Owned Fleet – 21 Vessels	dwt	Year of Delivery
1 Mount Baker	32,754	2007
2 Mount Rainier	32,815	2005
3 Mount Adams	28,442	2002
4 Willow Point	28,492	2001
5 Hawke Bay	28,460	2001
6 Tasman Sea	28,456	2001
7 Captain Corelli	28,378	2001
8 Champion Bay	32,835	2000
9 English Bay	32,834	2000
10 Kiwi Trader	31,879	2000
11 Pacific Logger	31,877	2000
12 Prince Rupert	28,685	2000
13 Gold River	32,972	1999
14 Castle Peak	28,545	1997
15 Ocean Falls	27,827	1997
16 Hawk Inlet	27,802	1997
17 Flinders Island	28,587	1996
18 Lake Joy	28,251	1996
19 Mount Cook	27,940	1996
20 Yin Xiu	28,730	1995
21 Amazonia	28,475	1994

Chartered Fleet – 33 Vessels	dwt	Year of Delivery
22 Cape Knox *	28,442	2006
23 Union Bay *	32,355	2006
24 Shimanami Star	28,445	2006
25 Duncan Bay *	28,414	2006
26 Port Alice *	31,871	2005
27 Danny Boy	28,386	2005
28 Port Pegasus *	32,774	2004
29 Sun Ruby *	32,754	2004
30 Cook Strait *	31,894	2004
31 Timaru Star *	31,893	2004
32 Great Chance	28,701	2004
33 Port Kenny *	28,449	2004
34 Portland Bay *	28,446	2004
35 Cape Flattery *	28,433	2004
36 Black Forest *	32,751	2003
37 Mount Travers *	28,484	2002
38 Mount Fisher *	28,473	2002
39 Ocean Exporter *	28,461	2002
40 Albany Sound *	28,379	2002
41 Cape York *	28,471	2001
42 Port Botany *	28,470	2001







Handymax Fleet

Owned Fleet – 2 Vessels	dwt	Year of Delivery
1 Pacific Victory	52,394	2001
2 Pacific Trader	45,578	2000

Chartered Fleet – 4 Vessels	dwt	Year of Delivery
3 Delmar	53,565	2006
4 Xiamen Sky *	53,605	2005
5 Xiamen Sea *	53,589	2004
6 Kestrel I	50,351	2004

	dwt	Year of Delivery
43 Cape Nelson *	28,438	2001
44 Columbia River *	28,527	1998
45 Cape Spencer *	28,799	1997
46 Castle Island *	28,759	1997
47 Cape Scott *	28,747	1997
48 Pitt Island *	28,611	1997
49 Port Pirie *	28,585	1997
50 Silver Bay *	26,556	1997
51 Oak Harbour #	28,760	1995
52 Patagonia	27,860	1995
53 Ocean ID	28,429	1994
54 Enforcer	26,388	1992

Managed Fleet – 4 Vessels	dwt	Year of Delivery
55 Great Concord	24,159	1999
56 Great Creation	27,383	1998
57 Christine O	28,587	1996
58 Yasmin O	22,051	1995

Handysize Newbuildings on Order

Owned Fleet – 11 Vessels	dwt	Scheduled Delivery
59 Imabari Hull 506 (to be named Taihua Star)	28,100	2007
60 Matariki Forest	28,100	2007
61 Kanda Hull 491 (to be named Crescent Harbour)	32,000	2007
62 Imabari Hull 650	28,000	2008
63 Jiangmen Hull 101	32,500	2008
64 Jiangmen Hull 102	32,500	2008
65 Jiangmen Hull 103	32,500	2008
66 Jiangmen Hull 104	32,500	2009
67 Jiangmen Hull 105	32,500	2009
68 Jiangmen Hull 106	32,500	2009
69 Imabari Hull 539	28,000	2009

Chartered Fleet – 1 Vessel	dwt	Scheduled Delivery
70 Imabari Hull 503 (to be named Port Angeles) *	28,100	2007





Handymax Newbuilding on Order

Owned Fleet – 1 Vessel	dwt	Scheduled Delivery
7 Oshima Hull 10546	54,000	2008

Notes:

 # The delivery of "Oak Harbour" from the owned fleet to the chartered fleet pursuant to the sale and charter back transaction is currently expected to be completed by the end of May 2007.

** The Group has the option but is not committed to purchase these vessels under the terms of their charter.*

Office Locations



Vancouver
Houston
London
Bad Essen

CANADA

Vancouver
Suite 1620 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9
Tel: +1 604 633 0900

USA

Houston
Suite #390, 505 N Sam Houston Parkway E, Houston, Texas 77060 U.S.A
Tel: +1 281 447 9696

UNITED KINGDOM

London
4th Floor, 2 Brook Street, London W1S 1BQ, United Kingdom
Tel: +44 20 7182 1050

GERMANY

Bad Essen
Gut Huennefeldl, 49152 Bad W. Essen, Germany
Tel: +49 547 2957025

CHINA

Shanghai
Room A, 19th Floor, Jun Yao International Plaza, 789 Zhaojiabang Road, Shanghai, China. (Postal Code 200032)
Tel: +86 21 6422 2323

Dalian
Room 4806-4807, World Trade Center, No. 25 Tong Xing Street, Zhongshan District, Dalian, 116001 China
Tel: + 86 411 8253 0828 Extension 8819

Beijing
Rm. 1501, Bldg. No.1, A3 YongAnDongLi, JianWai Ave., Beijing 100022, PRC
Tel: +86 10 5879 5656

PAKISTAN

Karachi
C-140 Block "A", North Nazimabad, Karachi, Pakistan
Tel: +92 21 6624 804

INDIA

Mumbai
21/22 "Manali-2B" Evershine Nagar, Malad (W) Mumbai 40064, India
Tel: +91 22 2888 6840

KOREA

Seoul
514 Daeryong Dream Tower, Deungchon-dong 684-3, Gangseo-gu, Seoul, Korea 157-030
Tel: +82 2 3664 5517


Tokyo
Seoul
Dalian
Beijing
Shanghai
Hong Kong
Karachi
Dubai
Mumbai
Fujairah
Singapore
Melbourne

JAPAN

Tokyo
Hibiya Marine Building 6F-A, 1-5-1 Yurakucho Chiyodaku Tokyo 100-0006, Japan
Tel: +81 3 3580 2711

UAE

Dubai
Emaar Business Park, Building No. 2, Fourth Floor, Room 1427, P.O. Box 61326, Dubai, UAE
Tel: +971 4 363 9936

Fujairah
8th Floor, Fujairah Trade Centre, P.O. Box, 4634, Fujairah, UAE
Tel: +971 9 224 4168

HEADQUARTERS

Hong Kong
7/F Hutchison House, 10 Harcourt Road, Central, Hong Kong
Tel: +852 2233 7000

SINGAPORE

Singapore
77 Robinson Road, #23-02 SIA Building, Singapore 068896
Tel: +65 6534 3456

AUSTRALIA

Melbourne
Level 1, 155 Fitzroy Street, St Kilda, Victoria 3182, Melbourne, Australia
Tel: +61 3 8525 8690



Text paper is used
on recycled paper

Pacific Basin Shipping Limited
7/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
Telephone: (852) 2233 7000 Facsimile: (852) 2865 2810
www.pacbasin.com

END